   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 1996

                                                      REGISTRATION NO. 333-2790
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 ------------
                      SUNQUEST INFORMATION SYSTEMS, INC.
            (Exact name of Registrant as specified in its charter)

       PENNSYLVANIA                   7372                   86-0378223
      (State or Other           (Primary Standard         (I.R.S. Employer
      Jurisdiction of       Industrial Classification  Identification Number)
     Incorporation or             Code Number)
       Organization)
                         4801 EAST BROADWAY BOULEVARD
                             TUCSON, ARIZONA 85711
                                (520) 570-2000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                 ------------
                      DR. SIDNEY A. GOLDBLATT, PRESIDENT
                      SUNQUEST INFORMATION SYSTEMS, INC.
                         4801 EAST BROADWAY BOULEVARD
                             TUCSON, ARIZONA 85711
                                (520) 570-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ------------
                                  Copies to:
        MICHAEL M. LYONS, ESQ.                 ADAM SONNENSCHEIN, ESQ.
    KLETT LIEBER ROONEY & SCHORLING              FOLEY, HOAG & ELIOT
      A PROFESSIONAL CORPORATION               ONE POST OFFICE SQUARE
     40TH FLOOR, ONE OXFORD CENTRE           BOSTON, MASSACHUSETTS 02109
    PITTSBURGH, PENNSYLVANIA 15219                 (617) 832-1000
            (412) 392-2000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

===============================================================================

                                     PART I

                       SUNQUEST INFORMATION SYSTEMS, INC.

                             CROSS REFERENCE SHEET

         FORM S-1 ITEM NUMBER AND CAPTION        PROSPECTUS HEADINGS OR LOCATION
         ---------------------------------       -------------------------------
  1. Forepart of the Registration Statement
     and Outside Front Cover Page of
     Prospectus...............................   Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages
     of Prospectus............................   Inside Front Cover Page;
                                                 Additional Information; Outside
                                                 Back Cover Page
  3. Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges.......  Prospectus Summary; Risk
                                                 Factors
  4. Use of Proceeds..........................   Prospectus Summary; Use of
                                                 Proceeds
  5. Determination of Offering Price..........   Outside Front Cover Page;
                                                 Underwriting
  6. Dilution.................................   Dilution
  7. Selling Security Holders.................   Not Applicable
  8. Plan of Distribution.....................   Outside Front Cover Page;
                                                 Underwriting
  9. Description of Securities to be
     Registered...............................   Description of Capital Stock
 10. Interests of Named Experts and Counsel...   Legal Matters
 11. Information with Respect to the
     Registrant...............................   Inside Front Cover Page;
                                                 Prospectus Summary; Risk
                                                 Factors; The Company; S
                                                 Corporation Distributions and
                                                 Termination of S Corporation
                                                 Status; Dividend Policy;
                                                 Capitalization; Selected
                                                 Combined Financial Data;
                                                 Management's Discussion and
                                                 Analysis of Financial Condition
                                                 and Results of Operations;
                                                 Business; Management; Certain
                                                 Transactions; Principal
                                                 Shareholders; Description of
                                                 Capital Stock; Shares Eligible
                                                 for Future Sale; Experts;
                                                 Change in Independent
                                                 Accountants; Glossary of
                                                 Selected Terms; Index to
                                                 Combined Financial Statements
 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities..............................   Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 24, 1996

                                3,000,000 SHARES

                 [LOGO OF SUNQUEST INFORMATION SYSTEMS, INC.]

                                  COMMON STOCK
                                  -----------

  All of the 3,000,000 shares of Common Stock offered hereby are being sold by Sunquest Information Systems, Inc. ("Sunquest" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price of the Common Stock will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SUNQ."
                                  -----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" ON PAGES 5 THROUGH 12.
                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================
                                                   UNDERWRITING
                                     PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                      PUBLIC      COMMISSIONS(1)   COMPANY(2)
- ------------------------------------------------------------------------------
Per Share........................   $              $               $
- ------------------------------------------------------------------------------
Total(3).........................   $              $               $
==============================================================================

(1) The Company and one of its shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, payable by the Company, estimated at $1,000,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be
    $       , $        and $       , respectively. See "Underwriting."
                                  -----------

  The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the certificates for the shares of Common Stock will be available for delivery at the offices of Volpe, Welty & Company, One Maritime Plaza, San Francisco,
California, on or about     , 1996.

VOLPE, WELTY & COMPANY                                     PUNK, ZIEGEL & KNOELL

                   The date of this Prospectus is     , 1996

     The inside front cover of this Prospectus contains a color graphic chart of a collection of health care information systems that an Integrated Delivery Network ("IDN") could have. The focus of the chart is Sunquest's IntelliCare Clinical Repository System and its Scalable Clinical Patient Repository ("SCPR"). The chart depicts how various entities within the IDN (such as hospitals, clinics and managed care organizations) are integrated so as to share information among the various entities' departments and functions.

     The chart appears in the inside front cover as follows:

Integrated Delivery Network


     Clinic                                      Hospital

     CAREGIVER WORKSTATION **                    LABORATORY FLEXILAB
     CAREGIVER VIEW                              RADIOLOGY FLEXIRAD
                                                 CAREGIVER VIEW
                                                 CAREGIVER WORKSTATION **
                                                 CAREGIVER DOCUMENTATION **
                                                 CAREGIVER COMMUNICATION
                                                 LEGACY SYSTEM
                                                 LEGACY SYSTEM


                                 INTELLICARE:
                               Scalable Clinical
                              Patient Repository*
                                    (SCPR)


     Hospital                                    Managed Care Organization (MCO)

     LABORATORY FLEXILAB                         MCM - MANAGED CARE MANAGER
     RADIOLOGY FLEXIRAD
     LEGACY SYSTEM
     CONTRACTS MANAGEMENT
     ADMITTING/REGISTRATION
     PATIENT ACCOUNTING
     LEGACY SYSTEM
     PHARMACY



         [SUN AND MOUNTAIN LOGO OF SUNQUEST INFORMATION SYSTEMS, INC.]



 *Currently being implemented on an enterprise-wide basis at the Company's primary beta site.
**Currently under development.

                               -----------------
    Sunquest Information Systems, Sunquest, FlexiLab, FlexiRad, Flexi-$, IntelliCare, SCPR and the sun and mountain logo, among other marks, are registered trademarks of the Company. CareGiver, CMDR, FlexiLabxl and Flexi-3R, among other marks, are trademarks of the Company.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR
EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE
COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE
PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Combined Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under "Risk Factors." Certain terms used in this Prospectus are defined under "Glossary of Selected Terms."

                                  THE COMPANY

  Sunquest provides health care information systems to large and mid-sized hospitals, clinics and other facilities, including integrated delivery networks ("IDNs") comprised of multi-entity, multi-site health care organizations. Sunquest was established in 1979 and has become a market leader in the sale of laboratory information systems ("LISs") that integrate disparate equipment and data sources in order to automate a laboratory department's specialized processes and manage its large volumes of clinical data. As of December 31, 1995, the Company had an installed LIS base of more than 600 sites in the United States, Canada and the United Kingdom. Sunquest is applying its open systems, integration and clinical experience to develop and service enterprise-wide clinical repository and managed care systems targeted at the information needs of the emerging IDN market. The Company's clinical repository systems are currently being implemented on an enterprise-wide basis at the Company's primary beta site, a multi-entity, 812-bed IDN.

  In order to lower health care delivery costs while improving the quality of patient care, IDNs need detailed clinical and management information that enables providers within the IDN to manage: (i) the patient care process across multiple delivery sites; (ii) the appropriateness of diagnoses, treatments and resource utilizations; (iii) provider performance and clinical outcomes; and
(iv) performance under managed care contracts. A comprehensive clinical repository addresses these information needs by integrating clinical and financial data from various information systems of the IDN's clinical departments and administrative areas. A clinical repository forms the foundation for a computerized patient record ("CPR"), which offers providers throughout an IDN immediate on-line access to more complete patient data across multiple delivery sites. Significant market opportunities exist for health care information systems vendors offering open architecture clinical repository systems. These systems permit IDNs to select and integrate best-of-fit information systems by either retaining existing legacy systems or selecting from an array of new and existing systems from different vendors.

  Sunquest offers three suites of information systems: departmental clinical systems, clinical repository systems and managed care systems. The Company's departmental clinical systems consist of laboratory and radiology information systems. These systems capture departmental information, communicate with patient care areas and other information systems, provide comprehensive management reports and incorporate rules-based decision tools for ordering tests and analyzing results. Sunquest estimates that it has installed in its LIS client base over 6,500 interfaces that were developed for approximately 350 separate instruments and 550 health care information systems of other vendors. The Company's clinical repository systems are comprised of a clinical database, an interface engine, and integration and access tools. These systems collect clinical data from legacy departmental systems and then organize, index and store these data in a relational database. With these clinical repository systems, a clinician can access, from a single source, a comprehensive record of prior illnesses, treatments, orders, results and diagnoses for which data have been stored in the clinical repository. The Company's managed care systems support the administrative functions of managed care organizations, such as health maintenance organizations and managed care entities within IDNs, and are designed to meet the demands of the evolving capitation and fixed fee reimbursement structures.

  Sunquest's business strategy is to leverage its position as a leading LIS vendor in order to become a strategic supplier of clinical repository systems to the emerging enterprise-wide CPR market. The key elements of this strategy are to build upon Sunquest's experience implementing and interfacing complex LISs to develop best-of-fit clinical repository systems, and to cross-sell its clinical repository systems to its installed LIS client base. The Company also intends to diversify and expand its systems and service offerings to meet the rapidly changing needs of IDNs and managed care organizations, while increasing and refocusing its sales and marketing efforts to target the enterprise-wide information needs of these emerging markets.

  Sunquest's clients include The Cleveland Clinic Foundation, Intermountain Health Care, Kaiser Foundation Health Plan of Colorado, Moses Cone Health System, St. Lukes-Roosevelt Hospital Center and The University of Illinois at Chicago Medical Center. Upon completion of this offering, Dr. Sidney A. Goldblatt, the President and Chief Executive Officer of the Company, and three trusts for the benefit of his children will own approximately 79.9% of the outstanding Common Stock of the Company.

                                  THE OFFERING

 Common Stock offered hereby.....................  3,000,000 shares
 Common Stock to be outstanding after this
 offering........................................ 14,904,000 shares(1)
 Use of proceeds................................. Shareholder distributions and general corporate purposes,
                                                  including working capital and
                                                  potential acquisitions
 Nasdaq National Market symbol................... SUNQ

                        SUMMARY COMBINED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  THREE MONTHS
                                 YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                         --------------------------------------- ----------------
                          1991    1992    1993    1994    1995    1995     1996
                         ------- ------- ------- ------- ------- -------  -------
STATEMENT OF INCOME
DATA:
 Total revenues......... $56,144 $57,970 $63,459 $62,618 $61,532 $13,564  $16,717
 Operating income
  (loss)................   5,951   6,411   4,869   7,253   4,841    (645)   1,677
 Income (loss) before
  income taxes..........   6,094   4,677   4,918   6,305   3,862    (875)   1,566
 Net income (loss)(2)...   6,094   4,677   4,842   6,214   3,789    (858)   1,535
 Pro forma net income
  (loss)(3).............                                   2,015              850
 Pro forma net income
  per common share(3)...                                 $  0.16          $  0.07
 Pro forma weighted
   average number of
   common shares
   outstanding(3).......                                  12,888           12,980

                                                      MARCH 31, 1996
                                            -----------------------------------
                                                                   PRO FORMA
                                            ACTUAL  PRO FORMA(4) AS ADJUSTED(5)
                                            ------- ------------ --------------
BALANCE SHEET DATA:
 Cash and cash equivalents................  $   966   $   966       $28,192
 Working capital (deficiency).............    5,738    (7,759)       33,278
 Total assets.............................   45,441    46,444        70,004
 Obligations under capital leases from
   related party, net of current portion..    6,254     6,254         6,254
 Total shareholders' equity...............   22,150     4,218        42,278

- --------
(1) Excludes up to 790,000 shares of Common Stock issuable upon exercise of stock options to be granted on the date of this Prospectus at an exercise price equal to the initial public offering price.
(2) Since January 1, 1990, the Company has operated as an S corporation and, accordingly, has not been subject to federal or certain state income taxes. The Company's S corporation status will terminate on the date of this Prospectus. See "S Corporation Distributions and Termination of S Corporation Status."
(3) Pro forma net income has been computed assuming the elimination of related party interest income and using an estimated income tax rate of 43%. Pro forma net income per common share has been computed giving effect to the assumed issuance, as of the beginning of the pro forma periods presented, of the number of shares of Common Stock necessary to replace the equity distributed as a result of the First S Corporation Distribution (as defined below). See "Use of Proceeds" and Note 2 of Notes to Combined Financial Statements.
(4) Reflects: (i) the non-cash expense for deferred income taxes (estimated at $1,132,000) that will be recognized in the second quarter of 1996 as a result of the termination of the Company's S corporation status; (ii) the declaration of the S Corporation Distributions (as defined below); and
    (iii) the capital contribution to Sunquest of all of the outstanding stock of Sunquest Europa Limited and Sunquest Germany GmbH. See "Capitalization" and Note 2 of Notes to Combined Financial Statements.
(5) Adjusted to give effect to the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share, the application of the estimated net proceeds thereof and the receipt of payment of certain notes from a related party. See "Use of Proceeds."
                                    --------
  Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and reflects: (i) a 1780.3836-for-one split of the Company's Common Stock on March 25, 1996; (ii) an amendment of the Company's Articles of Incorporation on March 25, 1996, as described elsewhere herein; and (iii) the capital contribution to Sunquest of all of the outstanding stock of Sunquest Europa Limited and Sunquest Germany GmbH to be effected on the date of this Prospectus. See "The Company," "S Corporation Distributions and Termination of S Corporation Status," "Description of Capital Stock," "Underwriting" and Note 12 of Notes to Combined Financial Statements.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

  Dependence on Single Product. To date, the Company has derived substantially all of its revenues from sales of LISs and related implementation and support services. In 1993, 1994, 1995 and the first three months of 1996, those revenues totalled approximately $63.2 million, $61.6 million, $60.5 million and $16.6 million, respectively, representing approximately 99.5%, 98.4%, 98.4% and 99.3%, respectively, of the Company's total revenues in those periods. The Company expects that it will continue to derive a significant portion of its total revenues for the foreseeable future from sales of LISs and related implementation and support services. Accordingly, any factor adversely affecting sales of LISs could have a material adverse effect on the Company's business and results of operations. The Company's target market for its LISs, consisting primarily of large and mid-sized hospitals, is characterized by a high degree of market penetration. Competitive pressures or other factors, including the Company's efforts to expand its LIS offerings to new markets, may result in significant price decreases that could have a material adverse effect on the Company's business and results of operations. There can be no assurance that the Company will be able to sustain or increase the level of revenues from sales of its LISs on an annual or quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products--Departmental Clinical Systems-- Laboratory Information Systems."

  Dependence on Successful Introduction of Clinical Repository Systems. The Company's future success will depend to a significant degree upon its ability to complete the development of, and successfully market, its clinical repository systems. In 1995, the Company installed a beta version of its clinical repository systems at two client locations. At one of these locations, the clinical repository systems continue to be modified through quarterly releases, although the systems have completed the beta process, as defined for purposes of the client contract, and are in the process of being implemented on an enterprise-wide basis. The installation of the clinical repository systems at the other beta site has not proceeded beyond a preliminary stage, pending further discussions between the Company and the client as to whether to continue the beta test process. The Company is currently developing additional modules for its clinical repository systems. There can be no assurance that the Company will be successful in completing the development of its clinical repository systems or that the Company will successfully hire and train additional sales and marketing personnel to promote its clinical repository systems. A significant number of vendors are currently offering or developing versions of clinical repository systems and any significant delay in the scheduled development of the Company's clinical repository systems could have a material adverse effect on the Company's ability to compete successfully in the emerging clinical repository marketplace. Moreover, there is wide variation in the approach and functionality of clinical repository systems currently being offered or developed by vendors, such as using internet technology to create a CPR; no assurance can be given that the Company's clinical repository systems, if successfully developed, will achieve and maintain marketplace acceptance. If the Company's clinical repository systems are not developed substantially on schedule, do not perform substantially as expected or are not accepted in the marketplace, the Company's business and results of operations will be materially adversely affected. See "Business--Business Strategy" and "--Products--Clinical Repository Systems."

  Historical Decline in Revenues. The Company has experienced declining revenues in each of the last two years. The Company's total revenues declined by 1.3% from 1993 to 1994 and by 1.7% from 1994 to 1995 and system sales revenues decreased by 11.0% from 1993 to 1994 and by 16.0% from 1994 to 1995. The Company believes that the decline in such revenues from 1993 to 1995 was primarily attributable to a number of factors, including: (i) reductions in hardware manufacturers' list pricing; (ii) uncertainty in the health care community relative to the extent of possible government intervention in the existing health care financing system; (iii) a reallocation of Company resources from site installations to research and development activities focused on enhancing existing products and developing new systems; and (iv) restructuring within the Company related to its management and to its sales and marketing department. There can be no assurance that factors such as these will not occur in the future and will not have a material adverse effect on the Company's business and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Significant Fluctuations in Quarterly Operating Results; Revenue Recognition Policy. The Company's quarterly revenues and results of operations have varied significantly as a result of a number of factors, including: the volume and timing of systems sales and installations; the timing of client acceptances; the length and complexity of the systems sales and installation cycles; seasonal buying trends as a result of clients' annual purchasing and budgeting practices; and the Company's sales commission practices. The Company expects that these variations will continue for the foreseeable future. The timing of revenue recognition is difficult to forecast because the Company's systems sales and installation cycles are relatively long and frequently depend on factors such as the size and scope of installations and general economic conditions. The sales cycle for the Company's systems is typically nine to 15 months from initial contact to contract execution; and depending upon the combination of products purchased and the client's installation schedule, an installation typically takes from eight to 12 months. During the sales cycle, the Company commits substantial time, effort and funds to prepare a contract proposal and negotiate the contract. In addition, the Company recognizes revenues from the software portion of system sales on a percentage-of-completion method based upon completion of specified milestones. As a result, the timing of revenue recognition varies considerably and could be impeded by a number of factors, including availability of Company personnel, the Company's need to allocate system installation resources to other installations or to research and development activities, availability of client personnel and other resources, complexity of clients' needs and delays imposed by clients. Any delays in progress toward completing a system installation could reduce the revenues recognized in any given period and could have a material adverse effect on the Company's business and results of operations. Because a significant percentage of the Company's total expenses, particularly employee compensation, is relatively fixed, variations in the timing of systems sales and installations can cause significant variations in operating results from quarter to quarter. If total revenues are below expectations in any period, the Company's inability to adjust spending to compensate fully for the lower revenues may magnify the adverse effect of such a shortfall on the Company's results of operations. Accordingly, the Company believes that period-to-period comparisons of revenues and results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

  Competition. The markets for health care information systems ("HCISs"), including the markets for the Company's information systems, are highly competitive. Most of the Company's revenues are derived from lengthy, competitive procurement processes managed by sophisticated purchasers that extensively investigate and compare the HCISs offered by the Company and its competitors. The Company believes that the principal competitive factors influencing the market for its HCISs include vendor and product reputation, product architecture, functionality and features, ease of use, rapidity of implementation, quality of client support, product performance and price. There can be no assurance that the Company will be able to compete successfully with respect to any of such factors. In the LIS market, the Company's principal competitors are Cerner Corporation, HBO & Company, Medical Information Technology, Inc., Shared Medical Systems Corporation and Soft Computer Consultants, Inc. In addition, the Company competes with a large number of other LIS vendors. The market for clinical repository systems is in an early stage, and a significant number of vendors are currently offering or developing competitive versions of clinical repository systems. These vendors include not only existing clinical information system suppliers, but other vendors throughout the HCIS industry, such as suppliers of practice management systems. Many of the Company's current and potential competitors have significantly greater financial, managerial, development, technical, marketing and sales resources than the Company and may be able to devote those resources to develop and introduce clinical repository systems more rapidly than the Company or clinical repository systems with significantly greater functionality than, and superior overall performance to, those offered by the Company. These competitors may also be able to initiate and withstand significant price decreases more effectively than the Company. Moreover, the continuing consolidation of hospitals and other health care providers has resulted in fewer individual purchasing decisions, a trend that may favor larger vendors with greater numbers of hospitals currently under contract. To be competitive, the Company must be able to respond effectively to the introduction of new and improved HCISs by its competitors. There can be no assurance that the Company will be able to develop new or improved HCISs and services in a timely and cost effective manner or that the Company's current and future HCISs and services will achieve and maintain market acceptance. See "Business--Competition."

  Rapid Technological Change and Dependence on New Product Development, Enhancement and Acceptance. The HCIS market is characterized by rapid technological advances, frequent new product introductions and evolving industry standards that are outside the control of the Company. The development and sale of additional applications is a principal means of competition in the HCIS market. Advances in both hardware and software technology, including the introduction of new hardware platforms, new programming languages and new software applications, will require the Company to make significant ongoing expenditures for research and development in order to adapt the Company's existing and subsequently introduced HCISs to such new technologies and to take advantage of the benefits they offer. For the foreseeable future, the Company intends to continue to devote substantial financial, managerial and personnel resources to its product development efforts. The development of new and enhanced HCISs is a complex and uncertain process requiring high levels of innovation and the accurate anticipation of technological and market trends, and from time to time the Company has experienced delays in introducing new HCISs and HCIS enhancements. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful and timely development, introduction and marketing of new and enhanced HCISs or the migration of its clients and products to new technologies, or that the Company will be able to respond effectively to future technological changes. In particular, the Company intends to migrate its products to Windows-based and other operating systems over the next few years. The inability to accomplish this migration or any significant delay in such migration may have an adverse effect on the Company's business and results of operations. The failure of the Company to develop and introduce new HCISs and HCIS enhancements successfully or the failure to respond effectively to technological changes could have a material adverse effect on the Company's business and results of operations. See "Business--Research and Development."

  Dependence on Key Personnel; Management of Changing Business. The Company's future success depends to a significant extent upon Dr. Sidney A. Goldblatt, the President and Chief Executive Officer of the Company, the Company's other executive officers and certain other managerial, technical and marketing personnel. Dr. Goldblatt, 61, is a co-founder of the Company and has served as the principal executive officer of the Company since 1986. The Company's Executive Vice President-Chief Financial Officer became an employee of the Company only in May 1996 and may devote a reasonable amount of her time to winding down her accounting practice during the first six months of her employment. The Executive Vice President-Chief Financial Officer also has relationships with certain affiliates of the Company. The Company believes that its results of operations in 1994 were adversely affected by changes in the management of the Company. The loss of the services of any of the Company's executive officers or other key personnel could have a material adverse effect on the Company's business and results of operations. The Company does not have an employment agreement with Dr. Goldblatt. The Company has employment agreements with only three of its executive officers and each of these agreements is terminable by the respective officer upon 30 days' written notice or, in the case of the Executive Vice President-Chief Financial Officer, upon 90 days' written notice. The Company does not have, and is not contemplating securing, key man life insurance on any of its executive officers or other key personnel. The Company's ability to manage growth, particularly in the clinical repository market, will require it to continue to attract, motivate and retain additional highly skilled managerial, technical and marketing personnel, including experienced CPR sales personnel as well as software developers and systems architects. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, motivating and retaining the personnel required to maintain and improve its business and results of operations. See "Business--Employees," "Management--Directors and Executive Officers," "--Employment Agreements," "-- Compensation Committee Interlocks and Insider Participation" and "Certain Transactions."

  Regulation. The Company expects that the United States Food and Drug Administration ("FDA") is likely to become increasingly active in regulating computer software that is intended for use in health care settings. In March 1994, the FDA issued a letter advising that the FDA considers medical devices to include software products intended to maintain data used to assist personnel in making decisions concerning the suitability of blood donors and the release of blood or blood components for transfusion or further manufacture. As such, the FDA determined that manufacturers and distributors of these products, such as the Company, are subject to FDA regulation. The FDA can impose extensive requirements governing pre- and post-market conditions such as device investigation, approval, labeling and manufacturing. In February 1995, the FDA specified that blood bank software manufacturers must file pre-market approval applications and pre-market notifications with the FDA by March 31, 1996. The Company complied with this requirement within such deadline. Compliance with these new requirements and any future requirements imposed by the FDA could be costly and could delay or preclude the introduction of certain new products.

  In addition, the health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of health care providers. Many lawmakers have announced that they intend to propose programs to reform the United States health care system. These programs may contain proposals to increase governmental involvement in health care, lower reimbursement rates and otherwise change the regulatory environment in which the Company's clients operate. Health care providers may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including those for the Company's systems. Even if health care providers do not curtail or defer investments, they may institute cost containment measures in anticipation of regulatory reform or for other reasons. These measures may result in greater selectivity in the allocation of capital funds, which could have a material adverse effect on the Company's ability to sell its systems and services. The Company cannot predict with any certainty what impact, if any, such legislative or market-driven reforms might have on its business and results of operations. There can be no assurance that such proposed changes, if adopted, would not have a material adverse effect on the Company's business and results of operations.

  See "Business--HCIS Industry Background" and "--Regulation."

  Dependence on Proprietary Rights. The Company's future success depends in large part upon its ability to protect its technology and proprietary rights. The Company relies on a combination of patent, copyright, trade secret and trademark laws, and contractual restrictions to establish and protect its proprietary rights, although the laws of certain foreign countries in which the Company licenses or may license its products may not protect the Company's proprietary rights to the same extent as do laws in the United States. It is the Company's policy to require employees, consultants, clients and, in certain circumstances, suppliers to execute nondisclosure agreements upon the commencement of a relationship with the Company. It may nonetheless be possible for third parties to misappropriate the Company's technology and proprietary information or to develop independently similar or superior technology. There can be no assurance that the legal protections afforded to the Company and the measures taken by the Company will be adequate to protect its intellectual property. Any misappropriation of the Company's technology or proprietary information could have a material adverse effect on the Company's business and results of operations. Moreover, the Company is subject to the risk that others will assert adverse claims and commence litigation alleging infringement or misappropriation of their intellectual property rights. From time to time, certain persons have made such claims against the Company. Although the Company does not know of any infringement or misappropriation by the Company of proprietary rights of others, there can be no assurance that others will not assert claims or commence litigation with respect to the Company's current or future HCISs. In any such event, the Company may be required to engage in protracted and costly litigation, regardless of the merits of such claims; discontinue the use of certain software codes, processes or trademarks; cease to manufacture, use and license infringing products; develop non-infringing technology; or enter into license arrangements with respect to the disputed intellectual property. There can be no assurance that the Company would be able to develop alternative technology or that any necessary licenses would be available or that, if available, such licenses could be obtained on commercially reasonable terms. Responding to and defending any of these claims could distract the attention of management and have a material adverse effect on the Company's business and results of operations. See "Business--Proprietary Rights" and "--Legal Proceedings."

  Product Liability. The Company's systems include applications that may relate to confidential patient medical histories and treatment plans. Improper disclosure of this information or any failure by the Company's systems to provide accurate and timely information could result in claims against the Company by its clients or their patients. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business or results of operations, and even unsuccessful claims could result in the expenditure of substantial funds in litigation and the diversion of management time and resources. There can be no assurance that the Company will not be subject to such claims in the future, that such claims will not result in liability in excess of any insurance coverage maintained by the Company with respect to such claims, that insurance will cover such claims or that appropriate insurance will continue to be available to the Company at commercially reasonable rates.

  Substantial Distribution of Offering Proceeds to Current Shareholders. In connection with the termination of the Company's status as an S corporation under the Internal Revenue Code of 1986, as amended (the "Code"), the Company intends to pay a distribution, estimated at $14,500,000, from the proceeds of this offering to shareholders of record as of April 30, 1996. The Company expects to make an additional distribution, estimated at $2,300,000, to the same shareholders on May 15, 1997. These distributions will be made to such shareholders in the following percentages: 58.75% to Dr. Sidney A. Goldblatt; 13.75% to Bradley L. Goldblatt, Dr. Goldblatt and Nina M. Dmetruk, as trustees for the benefit of Bradley L. Goldblatt; 13.75% to Bradley L. Goldblatt, Dr. Goldblatt and Ms. Dmetruk, as trustees for the benefit of Curtis S. Goldblatt; and 13.75% to Jodi Beth Gottlieb, Dr. Goldblatt and Ms. Dmetruk, as trustees for the benefit of Jodi Beth Gottlieb (such trusts being collectively referred to herein as the "Trusts"). Purchasers of Common Stock in this offering will not receive any portion of either distribution. See "Use of Proceeds," "S Corporation Distributions and Termination of S Corporation Status" and "Certain Transactions."

  Control by Current Shareholders; Payments upon Change in Control. Upon completion of this offering, Dr. Sidney A. Goldblatt and the Trusts will own approximately 79.9% of the outstanding Common Stock (or approximately 77.5% if the Underwriters exercise the over-allotment option in full). As a result, these shareholders, if acting in concert, will be able to elect or remove the entire Board of Directors and control the outcomes of all other issues submitted to the Company's shareholders for approval. This concentration of ownership may enable Dr. Goldblatt and the Trusts to cause or prevent a change in control of the Company without the approval of other shareholders. There can be no assurance that this concentration of ownership will not have a material adverse effect on the market price of the Common Stock. In the event that Dr. Goldblatt, his three children and trusts created for their benefit (including the Trusts) cease to own, directly or indirectly, fifty percent or more of the outstanding stock of the Company, Ms. Dmetruk will be entitled to elect, during the ninety days following such event, to terminate her employment with the Company and receive $1.2 million in severance pay. See "Principal Shareholders."

  Limitations on Director Liability; Indemnification. As permitted by Pennsylvania law, the Articles of Incorporation and Bylaws of the Company provide that a director shall not be personally liable, in such capacity, for monetary damages for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of a director under the Pennsylvania Business Corporation Law and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. As a result of these provisions, the directors will not be liable to the shareholders for negligence or even gross negligence in the performance of their duties as directors. The Bylaws of the Company also provide that all directors and officers and certain other persons shall be indemnified to the fullest extent permitted by law in connection with each such person's service to the Company, with certain limited exceptions. See "Description of Capital Stock--Limitations on Director Liability and Indemnification."

  Effect of Certain Statutory Anti-Takeover Provisions. The Company is subject to certain anti-takeover provisions of the Pennsylvania Business Corporation Law. Under these provisions, certain transactions with an "interested shareholder" must be approved by a majority of votes that all shareholders, other than the interested shareholder, are entitled to cast, and if any person or group acquires 20% or more of the voting power of the Company, with certain exceptions, the remaining shareholders may elect to sell their shares to such person or group for the fair value of the shares, including a proportionate amount of any control premium. In addition, there are special requirements for business combinations between the Company and interested shareholders, certain restrictions on the voting of shares by persons who acquire 20% or more of the voting power of the Company, and requirements for the disgorgement of profits in certain circumstances. See "Description of Capital Stock--Anti-Takeover Provisions of Pennsylvania Law." These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices.

  Transactions with Affiliates. The Company has historically engaged in numerous transactions with affiliates, including Dr. Sidney A. Goldblatt, the President and Chief Executive Officer of the Company, the Trusts and certain affiliates of the Trusts. See "Certain Transactions." Although the Company took precautions to achieve results which the Company believes were equivalent to arm's-length transactions, there can be no assurance that actual results will be as favorable to the Company as arm's-length transactions. Prior to the closing of the offering, the Company will adopt a policy that all future transactions between the Company and its officers, directors, principal shareholders and their affiliates shall be on terms no less favorable to the Company than could be obtained by the Company from unrelated third parties, and shall be approved by a majority of the outside independent and disinterested directors. This policy will not, however, apply to transactions entered into before the adoption of the policy or to renewals of existing transactions on similar terms.

  Broad Management Discretion in Use of Proceeds. The Company intends to use the net proceeds of this offering, other than proceeds used to pay the First S Corporation Distribution (as defined below), for working capital and general corporate purposes, including potential acquisitions of businesses, technologies or products. Accordingly, the Company will have broad discretion as to the application of such net proceeds. Purchasers of Common Stock in this offering will not have the opportunity to evaluate the economic, financial or other information that the Company will use to determine the application of such proceeds. See "Use of Proceeds."

  Risks Associated with Identifying and Integrating Acquisitions. A substantial portion of the net proceeds of this offering and other funds available to the Company may be used to acquire complementary products, technologies or businesses in the HCIS industry. The Company's management has limited experience in identifying appropriate acquisitions and in integrating products, technologies and businesses into its operations. The evaluation, negotiation and integration of any such acquisition may divert the time, attention and resources of the Company, particularly its management. In addition, there is significant competition for acquisition opportunities in the HCIS industry. Consolidation in the industry may intensify such competition and thereby increase the costs of such opportunities. There can be no assurance that the Company will be able to integrate successfully any acquired products, technologies or businesses into its current operations. The failure to do so could have a material adverse effect on the Company's business and results of operations. See "Use of Proceeds."

  No Prior Public Market; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Company's Common Stock. Each of Volpe, Welty & Company and Punk, Ziegel & Knoell, L.P. has advised the Company that it currently intends to make a market in the Common Stock. Neither such firm is obligated to do so, however, and any market-making activities with respect to the Common Stock may be discontinued at any time without notice. In addition, such market-making activities will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price of the shares of Common Stock offered hereby will be determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after this offering. See "Underwriting" for the factors to be considered in determining the initial public offering price. In recent years, the stock market in general, and the shares of software technology companies in particular, have experienced extreme price fluctuations that are often unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of the Common Stock. The Company also believes that factors such as quarterly fluctuations in its revenues or results of operations, general conditions in the information technology services industry and announcements of new products or services by the Company or its competitors may cause the market price of the Common Stock to fluctuate significantly.

  Existence of Additional Authorized but Unissued Shares. The Amended and Restated Articles of Incorporation of the Company (the "Articles") authorize the issuance of up to 35,000,000 shares of Common Stock, of which 14,904,000 shares will be outstanding immediately after the closing of this offering. An additional 2,950,000 shares of Common Stock have been reserved for issuance pursuant to the Company's stock incentive and stock purchase plans, of which options to purchase up to 790,000 shares of Common Stock will be granted on the date of this Prospectus. The Articles also authorize the issuance of up to 15,000,000 shares of Preferred Stock. The Company could issue, upon the approval of only the Board of Directors (unless the nature of transaction would require shareholder approval), up to an additional 17,146,000 shares of Common Stock and up to 15,000,000 shares of Preferred Stock for various corporate purposes, including public and private stock offerings and merger transactions. Consequently, the Board of Directors will have broad discretion as to future issuances of capital stock. In addition, the Board of Directors may issue classes or series of Preferred Stock with voting, dividend or other rights that may adversely affect the rights of the holders of Common Stock. See "Description of Capital Stock."

  Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market or the prospect of such sales could adversely affect the market price of the Common Stock and could impair the ability of the Company to raise capital through an offering of its equity securities. Upon completion of this offering and assuming no exercise of the Underwriters' over-allotment option, the Company will have 14,904,000 shares of Common Stock outstanding, of which the shares offered hereby will be freely tradeable, except that shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act, may generally only be resold in compliance with the conditions of Rule 144. All of the 11,904,000 shares of Common Stock outstanding prior to this offering are subject to lock-up agreements under which each of the holders of such shares has agreed with the Underwriters that it will not sell, offer, contract or grant any option or other right to sell or otherwise dispose of any of the Company's equity securities, or securities exchangeable or exercisable for or convertible into the Company's equity securities, or publicly announce an intention to do any of the foregoing, until 180 days after the date of this Prospectus, without the prior written consent of Volpe, Welty & Company. In its sole discretion and without any prior notice, Volpe, Welty & Company may release all or any portion of the shares subject to lock-up agreements. In recent offerings in which it has served as lead manager of underwriters, Volpe, Welty & Company has consented to early releases from lock-up agreements only in a limited number of instances, after considering all circumstances that it deemed to be relevant. Volpe, Welty & Company will, however, have complete discretion in determining whether to consent to early releases from the lock-up agreements delivered in connection with this offering, and no assurance can be given that it will not consent to the early release of all or a portion of the shares of Common Stock and options covered by such lock-up agreements. Upon the expiration of the lock-up period (or earlier with the consent of Volpe, Welty & Company), all of the 11,904,000 shares of Common Stock outstanding prior to this offering will be owned by holders that either (i) will be "affiliates" of the Company within the meaning of Rule 144 and eligible to sell such shares in the public market pursuant to Rule 144, subject to compliance with the volume limitations and other restrictions of Rule 144, or (ii) will have entered into agreements with the Company and the Representatives providing that such holders may sell such shares only in accordance with volume limitations identical to those set forth in Rule 144. As soon as practicable after the closing of this offering, the Company intends to file a registration statement on Form S-8 to register under the Securities Act 450,000 shares of Common Stock reserved for issuance under the Company's employee stock purchase plan. Approximately 90 days after the closing of this offering, the Company intends to file a registration statement on Form S-8 to register 2,500,000 shares of Common Stock reserved for issuance under the Company's stock incentive plan. See "Management--Stock Incentive Plan," "--Employee Stock Purchase Plan," "Shares Eligible for Future Sale" and "Underwriting."

  Foreign Sales. Although the Company intends to increase sales of its systems and services to clients located outside the United States, such sales have accounted for less than ten percent of the Company's total revenues in each of 1993, 1994, 1995 and the three months ended March 31, 1996. The Company's operations outside the United States are subject to the risks that agreements may be more difficult to enforce and receivables more difficult to collect through a foreign country's legal system; foreign customers often have longer payment cycles; foreign countries could make unexpected changes in regulatory requirements or be the subject of significant political and economic instability; foreign subsidiaries, distributors and sales representatives may be difficult to manage; foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; and intellectual property rights may be more difficult to enforce in foreign countries. There can be no assurance that any of these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations. In addition, exchange rate fluctuations may render the Company's products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which the Company sells its products. To date, the Company has not engaged in exchange rate hedging activities to minimize the risks of such fluctuations. The Company may seek to implement hedging techniques in the future with respect to its foreign currency transactions. There can be no assurance, however, that the Company will be successful in such hedging activities. See "Business--Marketing."

  Dilution. Investors purchasing shares of Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. See "Dilution."

  No Dividends Contemplated. Other than the S Corporation Distributions (as defined below), the Company does not anticipate that it will pay any dividends on its Common Stock in the foreseeable future. The Company currently intends to retain earnings, if any, to fund the development and growth of its business. The Company has a bank line of credit agreement and a mortgage guarantee that prohibit the payment of any capital distributions or dividends other than the S Corporation Distributions. See "Dividend Policy."

                                  THE COMPANY

  The Company was incorporated in Arizona in September 1979 and became a Pennsylvania corporation in January 1996 through the process of domestication. On the date of this Prospectus, all of the outstanding stock of Sunquest Europa Limited, a United Kingdom corporation ("Sunquest Europa"), and Sunquest Germany GmbH, a German corporation ("Sunquest Germany"), will be transferred to the Company by certain of its shareholders as a capital contribution. See "Certain Transactions." The Company's principal executive offices are located at 4801 East Broadway Boulevard, Tucson, Arizona 85711, and its telephone number is (520) 570-2000. Unless the context otherwise requires, the terms "Company" and "Sunquest" include Sunquest Information Systems, Inc., Sunquest Europa and Sunquest Germany.

                                USE OF PROCEEDS

  The net proceeds to the Company of the sale of the shares of Common Stock offered hereby are estimated to be approximately $38,060,000, after deducting underwriting discounts and commissions and estimated offering expenses (at an assumed initial public offering price of $14.00 per share).

  The principal purposes of this offering are to create a public market for the Common Stock, to facilitate the Company's future access to capital markets and to enhance the Company's ability to use Common Stock as consideration for future acquisitions. The Company intends to use an estimated $14,500,000 of the net proceeds of this offering to make the First S Corporation Distribution (as defined below), which is expected to be paid in full on the thirtieth business day following the closing of this offering. All of the First S Corporation Distribution will be paid to Dr. Sidney A. Goldblatt and the Trusts. The Company does not intend to pay the Second S Corporation Distribution (as defined below), estimated at $2,300,000, out of the net proceeds of this offering. See "S Corporation Distributions and Termination of S Corporation Status."

  Approximately $3,600,000 of the First S Corporation Distribution will be contributed by the Trusts to the capital of Any Travel, Inc. ("Any Travel"), a corporation owned by the Trusts, and will be used by Any Travel to repay certain indebtedness of Any Travel to the Company on the thirtieth business day following the closing of this offering. See "Risk Factors--Substantial Distribution of Offering Proceeds to Current Shareholders," "Certain Transactions" and Note 9 of Notes to Combined Financial Statements.

  The Company intends to use the balance of the net proceeds of this offering for general corporate purposes, including working capital. A portion of the net proceeds of this offering may be used to acquire complementary products, technologies or businesses in the health care industry. Under the Company's existing bank line of credit, the Company may not, without the consent of the lender bank: (i) acquire a business or its assets for consideration in excess of $1,500,000 for each such acquisition or in excess of $3,000,000 for all such acquisitions; or (ii) acquire a business through a "hostile" or "unfriendly" acquisition. Although the Company has from time to time engaged in discussions with respect to potential acquisitions, it has no present plans, intentions, understandings, commitments or agreements, nor is it currently engaged in any negotiations, with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds of this offering in government securities or short-term, investment-grade interest-bearing instruments. The Company currently has no other specific plans for the use of the net proceeds of this offering, and the Company's management will have broad discretion in applying the portion of the net proceeds not used to make the First S Corporation Distribution. See "Risk Factors--Broad Management Discretion in Use of Proceeds."

                        S CORPORATION DISTRIBUTIONS AND
                      TERMINATION OF S CORPORATION STATUS

  Since January 1, 1990, the Company has been treated for federal and certain state income tax purposes as an S corporation under the Code. As a result, the Company's shareholders, rather than the Company, have been and are required to pay federal and certain state income taxes based on the Company's taxable earnings up to the date of this Prospectus ("S Corporation Earnings"), whether or not such amounts have been distributed to the Company's shareholders. The Company has made periodic distributions to its shareholders in amounts greater than or equal to the shareholders' tax liabilities associated with the Company's annual S Corporation Earnings. The Company made distributions to its shareholders of approximately $2,216,000, $3,622,000, $4,337,000 and $531,000
in 1993, 1994, 1995 and the four months ended April 30, 1996, respectively.

  In April 1996, the Company declared a dividend (the "First S Corporation Distribution") to shareholders of record as of April 30, 1996, in an amount, estimated at $14,500,000, equal to the Company's undistributed cumulative S Corporation Earnings from January 1, 1990 through December 31, 1995. The First S Corporation Distribution will be paid in full on the thirtieth business day following the closing date of this offering and will be paid from the proceeds of this offering. See "Use of Proceeds." In April 1996, the Company declared a second dividend (the "Second S Corporation Distribution") to shareholders of record as of April 30, 1996, in an amount, estimated at $2,300,000, equal to the Company's undistributed cumulative S Corporation Earnings from January 1, 1996 up to the date of this Prospectus. The Second S Corporation Distribution will be calculated in accordance with Section 1362(e)(3) of the Code, which provides for an allocation of the Company's taxable earnings for the calendar year 1996 using normal tax accounting rules. The Company expects to pay the Second S Corporation Distribution in full on May 15, 1997. Purchasers of Common Stock in this offering will not receive any portion of either the First S Corporation Distribution or the Second S Corporation Distribution (together, the "S Corporation Distributions").

  The Company has entered into an agreement (the "Tax Indemnification Agreement") with its existing shareholders providing for, among other things, the indemnification of the Company by those shareholders for any federal and state income taxes (including interest) incurred by the Company if for any reason the Company is deemed to have been a C corporation during any period for which it reported its taxable income as an S corporation. The Tax Indemnification Agreement further provides for the cross-indemnification of the Company and each of its existing shareholders for any losses or liabilities with respect to certain additional taxes (including interest and, in the case of the existing shareholders, penalties) resulting from the Company's operations during the period in which it reported its taxable income as an S corporation. See "Certain Transactions." Purchasers of Common Stock in this offering will not be parties to the Tax Indemnification Agreement.

  Upon the capital contribution to the Company of all of the outstanding stock of Sunquest Europa and Sunquest Germany by the Trusts on the date of this Prospectus, the Company's status as an S corporation will terminate and, accordingly, the Company will be subject to all applicable federal and state income taxes.

                                DIVIDEND POLICY

  The Company anticipates that following the closing of this offering it will retain future earnings, if any, to fund the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future, other than the S Corporation Distributions. The Company has a bank line of credit agreement and a mortgage guarantee that prohibit the payment of any capital distributions or dividends other than the S Corporation Distributions. See "Risk Factors--No Dividends Contemplated," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and Note 6 of Notes to Combined Financial Statements.

                                CAPITALIZATION

  The following table sets forth as of March 31, 1996: (i) the actual capitalization of the Company; (ii) the pro forma capitalization of the Company after giving effect to the capital contribution to the Company of all of the outstanding stock of Sunquest Europa and Sunquest Germany, the declaration of the First S Corporation Distribution and the Second S Corporation Distribution and the incurrence of the net deferred income tax liability resulting from the termination of the Company's S corporation status; and (iii) the pro forma capitalization of the Company as adjusted to reflect the receipt of the estimated net proceeds from the sale of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share. This table should be read in conjunction with the Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                        MARCH 31, 1996
                                                 ------------------------------
                                                                     PRO FORMA
                                                 ACTUAL   PRO FORMA AS ADJUSTED
                                                 -------  --------- -----------
                                                    (DOLLARS IN THOUSANDS)
Long-term obligations:
 Obligations under capital leases from related
  party, net of current portion................. $ 6,254   $ 6,254    $ 6,254
                                                 -------   -------    -------
Shareholders' equity:
 Preferred stock, 15,000,000 shares authorized,
  no shares issued or outstanding...............   --        --         --
 Common stock, no par value, 35,000,000 shares
  authorized; 11,904,000 shares issued and
  outstanding, actual and pro forma; 14,904,000
  shares issued and outstanding, pro forma as
  adjusted(1)...................................      57        74     38,134
 Retained earnings..............................  22,123     4,191      4,191
 Other..........................................     (30)      (47)       (47)
                                                 -------   -------    -------
  Total shareholders' equity....................  22,150     4,218     42,278
                                                 -------   -------    -------
   Total capitalization......................... $28,404   $10,472    $48,532
                                                 =======   =======    =======

- --------
(1) In March 1996, the Company adopted its Stock Incentive Plan of 1996 and Employee Stock Purchase Plan and reserved 2,950,000 shares of Common Stock for issuance under these plans. As of March 31, 1996, no options had been issued under these plans. See "Management--Stock Incentive Plan" and "-- Employee Stock Purchase Plan."

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 31, 1996 was a deficiency of $59,000, or $0.005 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's net tangible assets, less total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to the capital contribution to the Company of all of the outstanding stock of Sunquest Europa and Sunquest Germany, the declaration of the First S Corporation Distribution and the Second S Corporation Distribution and the incurrence of the net deferred income tax liability resulting from the termination of the Company's S corporation status. After giving effect to the sale of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.000 per share (which represents the highest price in the range of initial public offering prices set forth on the cover page of this Prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses, the Company's pro forma net tangible book value as of March 31, 1996 would have been $40,791,000 or $2.737 per share. This represents an immediate increase in pro forma net tangible book value of $2.742 per share to existing shareholders and an immediate dilution of $12.263 per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share.............            $15.000
 Pro forma net tangible book value per share as of March 31,
  1996......................................................  $ (0.005)
 Increase per share attributable to new investors...........     2.742
                                                              --------
Pro forma net tangible book value per share after the
 offering...................................................              2.737
                                                                        -------
Net tangible book value dilution per share to new
 investors..................................................            $12.263
                                                                        =======

  The following table summarizes, on a pro forma basis as of March 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and by the new investors at the assumed initial public offering price of $15.00 per share:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
Existing shareholders...... 11,904,000   79.9% $    74,000    0.2%    $ 0.01
New investors..............  3,000,000   20.1   45,000,000   99.8     $15.00
                            ----------  -----  -----------  -----     ------
  Total.................... 14,904,000  100.0% $45,074,000  100.0%
                            ==========  =====  ===========  =====

                       SELECTED COMBINED FINANCIAL DATA

  The following selected combined financial data should be read in conjunction with the Combined Financial Statements and Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The balance sheet data as of December 31, 1994 and 1995 and the statement of income data for each of the three years in the period ended December 31, 1995 have been derived from the Company's Combined Financial Statements, which have been audited (except for pro forma data) by Ernst & Young LLP, independent auditors, and which are included elsewhere herein. The balance sheet data as of December 31, 1991, 1992 and 1993 and the statement of income data for each of the two years in the period ended December 31, 1992 have been derived from unaudited financial statements which are not included herein. The balance sheet data as of March 31, 1996 and the statement of income data for the three months ended March 31, 1995 and 1996 have been derived from the Company's unaudited Combined Financial Statements, which have been prepared on the same basis as the audited Combined Financial Statements included elsewhere in this Prospectus, and in the opinion of the Company's management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The results for the three months ended March 31, 1996 are not necessarily indicative of results for any future period.

                                                                        THREE MONTHS
                                  YEAR ENDED DECEMBER 31,              ENDED MARCH 31,
                          -------------------------------------------  ----------------
                           1991     1992     1993     1994     1995     1995     1996
                          -------  -------  -------  -------  -------  -------  -------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
DATA:
Revenues:
 System sales...........  $46,679  $44,821  $43,142  $38,416  $32,262  $ 6,961  $ 8,557
 Support and service....    9,465   13,149   20,317   24,202   29,270    6,603    8,160
                          -------  -------  -------  -------  -------  -------  -------
  Total revenues........   56,144   57,970   63,459   62,618   61,532   13,564   16,717
                          -------  -------  -------  -------  -------  -------  -------
Operating expenses:
 Cost of system sales...   24,017   19,875   21,820   16,711   14,085    3,694    3,652
 Client services........   11,375   14,229   16,349   17,116   17,764    4,464    4,669
 Research and
  development...........    4,496    6,055    6,958    7,734    9,040    2,152    2,387
 Sales and marketing....    4,146    4,298    6,554    6,957    8,734    2,044    2,400
 General and
  administrative........    6,159    7,102    6,909    6,847    7,068    1,855    1,932
                          -------  -------  -------  -------  -------  -------  -------
  Total operating
   expenses.............   50,193   51,559   58,590   55,365   56,691   14,209   15,040
                          -------  -------  -------  -------  -------  -------  -------
Operating income
 (loss).................    5,951    6,411    4,869    7,253    4,841     (645)   1,677
Other income (expense):
 Interest income........       74      465      163      317      408      126       90
 Interest expense.......     (385)  (1,054)    (881)  (1,288)  (1,465)    (365)    (387)
 Other..................      454     (442)     767       23       78        9      186
 Abandonment of
  leasehold.............      --      (703)     --       --       --       --       --
                          -------  -------  -------  -------  -------  -------  -------
Income (loss) before
 income taxes...........    6,094    4,677    4,918    6,305    3,862     (875)   1,566
State income tax
 provision (benefit)....      --       --        76       91       73      (17)      31
                          -------  -------  -------  -------  -------  -------  -------
Net income (loss).......  $ 6,094  $ 4,677  $ 4,842  $ 6,214  $ 3,789  $  (858) $ 1,535
                          =======  =======  =======  =======  =======  =======  =======
Pro forma data(1):
 Pro forma income before
  income taxes..........                                      $ 3,536           $ 1,491
 Pro forma income tax
  provision.............                                        1,521               641
                                                              -------           -------
 Pro forma net income...                                      $ 2,015           $   850
                                                              =======           =======
 Pro forma net income
  per common share......                                      $   .16           $   .07
                                                              =======           =======
 Pro forma weighted
  average number of
  common shares
  outstanding...........                                       12,888            12,980
                                                              =======           =======
BALANCE SHEET DATA (AT
END OF PERIOD):
Cash and cash
 equivalents............  $   383  $ 1,208  $ 1,725  $ 1,189  $   352           $   966
Working capital.........    2,617    3,324    6,223    5,078    3,963             5,738
Total assets............   36,505   33,842   36,992   42,068   43,874            45,441
Long-term debt and
 obligations under
 capital leases
 from related party, net
 of current portion.....    6,197    5,466    4,832    7,107    6,396             6,254
Total shareholders'
 equity.................   15,685   16,032   18,658   21,251   20,701            22,150

- --------
(1) Pro forma net income has been computed assuming the elimination of related party interest income and using an estimated income tax rate of 43%. Pro forma net income per common share has been computed giving effect to the assumed issuance, as of the beginning of the pro forma periods presented, of the number of shares of Common Stock necessary to replace the equity distributed as a result of the First S Corporation Distribution. See "S Corporation Distributions and Termination of S Corporation Status," "Use of Proceeds" and Note 2 of Notes to Combined Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Sunquest designs, develops, markets, installs and supports HCISs for large and mid-sized hospitals, clinics and other facilities, including IDNs. At March 31, 1996, the Company had contracts with approximately 440 clients representing more than 600 sites in the United States, Canada and the United Kingdom. Total revenues are derived from the licensing of software, the provision of value added services and the sale of related hardware. To date, substantially all of the Company's revenues have been derived from the sale of its LISs and related hardware, support and services.

  Revenues from system sales include revenues from software licenses, related hardware, relicensed software and resold software. Revenues from software licenses are generated from contracts that grant the right to use the Company's software products. Hardware revenues are generated from sales of third-party manufactured hardware which is typically sold in conjunction with the Company's software. Revenues from relicensed software and resold software are generated from the Company's licensing and sale of third-party software. Support and service revenues include revenues from installation, training and documentation related to software license revenues, miscellaneous consulting revenues and revenues associated with maintenance and support services.

  The Company's total revenues were $61.5 million, $62.6 million and $63.5 million in 1995, 1994 and 1993, respectively, decreasing 1.7% from 1994 to 1995 and 1.3% from 1993 to 1994. System sales revenues were $32,262,000, $38,416,000 and $43,142,000 in 1995, 1994 and 1993, decreasing 16.0% from 1994 to 1995 and 11.0% from 1993 to 1994. The Company believes that the decline in revenues from 1993 to 1995 has been caused by several factors, including: (i) reductions in hardware manufacturers' list pricing; (ii) uncertainty in the health care community relative to the extent of possible government intervention in the existing health care financing system; (iii) a reallocation of Company resources from site installations to research and development activities focused on enhancing existing products and developing systems; and (iv) restructuring within the Company's management and its sales and marketing department.

  The sales cycle for the Company's systems is typically nine to 15 months from initial contact to contract execution, and depending upon the combination of products purchased and the client's installation schedule, an installation typically takes from eight to 12 months. Revenues from the software portion of system sales are recognized on the percentage-of-completion method in accordance with Statement of Position 91-1, "Software Revenue Recognition," based upon completion of specified milestones. Anticipated losses are recorded in the earliest period in which such losses become evident. Revenues from the hardware portion of systems sales are recognized upon shipment. Maintenance and support services are provided under multi-year renewable agreements with revenues recognized ratably over the term of the agreement. Fees for other services are recognized as the work is performed or on a percentage-of-completion basis.

  At March 31, 1996, the Company had a total contract backlog of $71.6 million, which consisted of $36.7 million of system sales and $34.9 million of support and service. At March 31, 1995, total contract backlog was $49.4 million, which consisted of $25.3 million of system sales and $24.1 million of support and service. System sales backlog consists of the unearned amounts of signed contracts which have not yet been recognized as revenues. Support and service backlog consists primarily of contracted software support for a period of 12 months. The Company is unable to predict accurately the amount of backlog it expects to fill in any particular period, since it adjusts the timing of installations to accommodate clients' needs and since installations typically require eight to 12 months to complete.

  Capitalized software development costs are stated at the lower of net amortized cost or net realizable value. The Company capitalizes software development costs incurred from the point of technological feasibility until the product is ready for general release to the public. Amortization of capitalized software costs begins when the related product is available for general release to customers and is provided for each product based on the greater of the relationship of current year revenues of the product to anticipated total revenues or the straight-line amortization of such costs over a five-year period.

  Since January 1, 1990, the Company has been treated for federal and certain state income tax purposes as an S corporation under the Code and similar state statutes. As a result, the Company's shareholders, rather than the Company, have been required to pay federal and certain state income taxes based on the Company's taxable earnings. Current state income taxes have been provided for those states that tax the Company as a C corporation. Upon the capital contribution to the Company of all of the outstanding stock of Sunquest Europa and Sunquest Germany by the Trusts on the date of this Prospectus, the Company's S corporation status will terminate.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain items from the Company's combined statements of income expressed as a percentage of total revenues.

                                                               THREE MONTHS
                                                                   ENDED
                               YEAR ENDED DECEMBER 31,           MARCH 31,
                            ---------------------------------  ---------------
                            1991   1992   1993   1994   1995    1995     1996
                            -----  -----  -----  -----  -----  ------   ------
Revenues:
 System sales.............   83.1%  77.3%  68.0%  61.3%  52.4%   51.3%    51.2%
 Support and service......   16.9   22.7   32.0   38.7   47.6    48.7     48.8
                            -----  -----  -----  -----  -----  ------   ------
  Total revenues..........  100.0  100.0  100.0  100.0  100.0   100.0    100.0
                            -----  -----  -----  -----  -----  ------   ------
Operating expenses:
 Cost of system sales.....   42.7   34.3   34.4   26.7   22.9    27.2     21.8
 Client services..........   20.3   24.5   25.8   27.3   28.8    32.9     27.9
 Research and
  development.............    8.0   10.4   11.0   12.4   14.7    15.8     14.3
 Sales and marketing......    7.4    7.4   10.3   11.1   14.2    15.1     14.4
 General and
  administrative..........   11.0   12.3   10.9   10.9   11.5    13.7     11.5
                            -----  -----  -----  -----  -----  ------   ------
  Total operating
   expenses...............   89.4   88.9   92.4   88.4   92.1   104.7     89.9
                            -----  -----  -----  -----  -----  ------   ------
Operating income (loss)...   10.6   11.1    7.6   11.6    7.9    (4.7)    10.1
Other income (expense):
 Interest income..........    0.1    0.8    0.3    0.5    0.7     0.9      0.5
 Interest expense.........   (0.7)  (1.8)  (1.4)  (2.1)  (2.4)   (2.7)    (2.3)
 Other....................    0.8   (0.8)   1.2    --     0.1     0.1      1.1
 Abandonment of
  leasehold...............    --    (1.2)   --     --     --      0.0      0.0
                            -----  -----  -----  -----  -----  ------   ------
Income before income
 taxes....................   10.8    8.1    7.7   10.0    6.3    (6.4)     9.4
State income tax provision
 (benefit)................    --     --     0.1    0.1    0.1    (0.1)     0.2
                            -----  -----  -----  -----  -----  ------   ------
Net income................   10.8%   8.1%   7.6%   9.9%   6.2%   (6.3)%    9.2%
                            =====  =====  =====  =====  =====  ======   ======

Comparison of Three Months Ended March 31, 1996 and March 31, 1995

  Revenues. The Company's total revenues were $16.7 million for the three months ended March 31, 1996 compared to $13.6 million for the three months ended March 31, 1995, an increase of $3.1 million, or 23.2%. Revenues from system sales were $8.6 million for the three months ended March 31, 1996 compared to $7.0 million for the three months ended March 31, 1995, an increase of $1.6 million, or 22.9%. This increase was primarily attributable to an increase in installations of products for both existing and new customers. Revenues from support and service were $8.2 million for the three months ended March 31, 1996 compared to $6.6 million for the three months ended March 31, 1995, an increase of $1.6 million, or 23.6%. This increase was primarily attributable to the Company's increased installed customer base.

  Cost of System Sales. Cost of system sales includes the costs of computer hardware, relicensed software and resold software purchased from third parties and amortization of previously capitalized software development costs. Cost of system sales was $3.7 million for each of the three months ended March 31, 1996 and 1995. Amortization of previously capitalized software development costs was $531,000 for the three months ended March 31, 1996 compared to $432,000 for the three months ended March 31, 1995, an increase of $99,000, or 22.9%. This increase was primarily attributable to increased capitalized software development costs in 1995.

  Client Services. Client services expenses include salaries and expenses of product installation and support. Client services expenses were $4.7 million for the three months ended March 31, 1996 compared to $4.5 million for the three months ended March 31, 1995, an increase of $205,000, or 4.6%. As a percentage of total revenues, client services expenses were 27.9% for the three months ended March 31, 1996 compared to 32.9% for the three months ended March 31, 1995, a decrease of 5.0%. The dollar increase in client services expenses was primarily attributable to additional expenses related to severance agreements resulting from a staff reduction in the first three months of 1996 and salary adjustments resulting from the reclassification of certain employees from exempt to salaried, non-exempt status.

  Research and Development. Research and development expenses include salaries and expenses related to development and documentation of software systems reduced by capitalized software development costs. Research and development expenses were $2.4 million for the three months ended March 31, 1996 compared to $2.2 million for the three months ended March 31, 1995, an increase of $235,000, or 10.9%. As a percentage of total revenues, research and development expenses were 14.3% for the three months ended March 31, 1996 compared to 15.8% for the three months ended March 31, 1995. The dollar increase in research and development expenses was primarily attributable to increased quality control testing, enhancements to the managed care system and development of a clinical documentation system. The Company capitalized $797,000 of its software development costs for the three months ended March 31, 1996 compared to $668,000 for the three months ended March 31, 1995.

  Sales and Marketing. Sales and marketing expenses include salaries, commissions, advertising, trade show costs, and user group costs related to the sale and marketing of the Company's systems. Sales and marketing expenses were $2.4 million for the three months ended March 31, 1996 compared to $2.0 million for the three months ended March 31, 1995, an increase of $356,000, or 17.4%. This increase was primarily attributable to increased commissions resulting from growth in sales bookings in the comparable three month periods, increased customer promotional allowances, and increased expenses relating to the establishment of channel sales opportunities.

  General and Administrative. General and administrative expenses include salaries and expenses for the corporate administration, finance, legal, human resources, corporate education, facilities administration and internal purchasing departments as well as depreciation, profit sharing, bonuses, insurance, and capital lease amortization net of rental credit. General and administrative expenses were $1.9 million for each of the three month periods ended March 31, 1996 and 1995.

Comparison of Years Ended December 31, 1995 and December 31, 1994

  Revenues. The Company's total revenues were $61.5 million in 1995 compared to $62.6 million in 1994, a decrease of $1.1 million, or 1.7%. Revenues from system sales were $32.3 million in 1995 compared to $38.4 million in 1994, a decrease of $6.1 million, or 16.0%. This decrease was primarily attributable to a reduction in installations of LISs, reflecting a lower level of system bookings in 1994 due to weaker industry-wide demand and longer sales cycles for LISs, changes in the Company's management, and actions taken by the Company to refocus its sales and marketing efforts in response to changing hospital purchasing patterns. This decrease also reflected a shift in the Company's resources in 1995 toward the completion of a major release of its LIS and toward the installation of a clinical repository system at the Company's primary beta site. Revenues from support and service were $29.3 million in 1995 compared to $24.2 million in 1994, an increase of $5.1 million, or 20.9%. This increase was primarily attributable to growth in the Company's installed customer base. Approximately $673,000 of additional support and service revenues were attributable to support of the Tandem systems of Ameritech Knowledge Data, Inc. ("Ameritech"), pursuant to an agreement under which the Company assumed responsibility for supporting the Ameritech Tandem systems in return for the revenue from maintenance agreements in effect and the opportunity to transition Ameritech's clients to Sunquest systems. This agreement expired in December 1995 except with respect to one Ameritech client site.

  Cost of System Sales. Cost of system sales was $14.1 million in 1995 compared to $16.7 million in 1994, a decrease of $2.6 million, or 15.7%. This decrease was primarily attributable to a lower level of system installations in 1995. Amortization of previously capitalized software development costs was $1.7 million for 1995 compared to $1.8 million for 1994, a decrease of $34,000, or 1.9%.

  Client Services. Client services expenses were $17.8 million in 1995 compared to $17.1 million in 1994, an increase of $648,000, or 3.8%. As a percentage of total revenues, client services expenses were 28.8% in 1995 compared to 27.3% in 1994. The increase in client services expenses was primarily attributable to additional staff dedicated to the support of the Ameritech Tandem systems and to the installation of the Company's new clinical repository systems at the Company's primary beta site.

  Research and Development. Research and development expenses were $9.0 million in 1995 compared to $7.7 million in 1994, an increase of $1.3 million, or 16.9%. As a percentage of total revenues, research and development expenses were 14.7% in 1995 compared to 12.4% in 1994. The increase in research and development expenses was primarily attributable to the Company's strategic decisions to accelerate the completion of a new release of its LIS to December 1995, to complete quality control testing of its clinical repository systems and to begin enhancements to its managed care systems. The Company capitalized $2.8 million of its software development costs in 1995 compared to $2.0 million in 1994.

  Sales and Marketing. These expenses were $8.7 million in 1995 compared to $7.0 million in 1994, an increase of $1.8 million, or 25.5%. This increase was primarily attributable to increased commissions resulting from a 27.5% growth in sales bookings in 1995, increased sales efforts in the United Kingdom and Germany, the addition of personnel dedicated to establishing sales opportunities in new distribution channels, the addition of technical product demonstrators, and additional advertising and mail campaigns promoting the Company's new systems.

  General and Administrative. General and administrative expenses were $7.1 million in 1995 compared to $6.8 million in 1994, an increase of $221,000, or 3.2%. This increase was primarily attributable to the full year impact of additional staff hired in 1994, certain professional fees related to preparing the Company for a public offering, and increased communication and maintenance expenses.

Comparison of Years Ended December 31, 1994 and December 31, 1993

  Revenues. The Company's total revenues were $62.6 million in 1994 compared to $63.5 million in 1993, a decrease of $841,000, or 1.3%. Revenues from system sales were $38.4 million in 1994 compared to $43.1 million in 1993, a decrease of $4.7 million, or 11.0%. This decrease was primarily attributable to reductions in list pricing from third party hardware manufacturers. Revenues from support and service fees were $24.2 million in 1994 compared to $20.3 million in 1993, an increase of $3.9 million, or 19.1%. This increase was primarily attributable to growth in the Company's installed client base.

  Cost of System Sales. Cost of system sales was $16.7 million in 1994 compared to $21.8 million in 1993, a decrease of $5.1 million, or 23.4%. Of this decrease, $3.7 million was attributable to a change in revenue mix to favor higher margin software components and $1.6 million was the result of negotiated discounts. Amortization of previously capitalized software development costs was $1.8 million for 1994 compared to $1.6 million for 1993, an increase of $159,000, or 9.9%. This increase was primarily attributable to increased capitalized software development costs in 1993.

  Client Services. Client services expenses were $17.1 million in 1994 compared to $16.3 million in 1993, an increase of $767,000, or 4.7%. As a percentage of total revenues, client services expenses were 27.3% in 1994 compared to 25.8% in 1993. The increase in client services expenses was primarily attributable to hiring new staff targeted to the installation of the Company's clinical repository systems and to increased resources required to install and support more complex LISs and a larger client base.

  Research and Development. Research and development expenses were $7.7 million in 1994 compared to $7.0 million in 1993, an increase of $776,000, or 11.2%. As a percentage of total revenues, research and development expenses were 12.4% in 1994 compared to 11.0% in 1993. The increase in research and development expenses was primarily attributable to new staff dedicated to improvements in technical documentation, quality control and new products. The Company capitalized $2.0 million of its software development costs in 1994 compared to $1.9 million in 1993.

  Sales and Marketing. Sales and marketing expenses were $7.0 million in 1994 compared to $6.6 million in 1993, an increase of $403,000, or 6.1%. This increase was primarily attributable to the addition of a sales office in the United Kingdom and additional resources in the contracts and proposals areas.

  General and Administrative. General and administrative expenses were $6.8 million in 1994, comparable to $6.9 million in 1993.

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth certain unaudited quarterly financial data for each of the nine quarters in the period ended March 31, 1996, including such amounts expressed as a percentage of total revenues. This quarterly unaudited information has been prepared on the same basis as the annual Combined Financial Statements included elsewhere in this Prospectus, and in the opinion of the Company's management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for any future quarter.

                                                             QUARTER ENDED
                         -----------------------------------------------------------------------------------------
                         MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31,
                           1994      1994      1994      1994      1995      1995      1995      1995      1996
                         --------- --------  --------- --------  --------- --------  --------- --------  ---------
                                                            (IN THOUSANDS)
Revenues:
 System sales...........  $ 9,751  $11,029    $ 8,422  $ 9,214    $ 6,961  $ 7,633    $ 8,593  $ 9,075    $ 8,557
 Support and service....    5,393    5,917      6,355    6,537      6,603    7,523      7,173    7,971      8,160
                          -------  -------    -------  -------    -------  -------    -------  -------    -------
  Total revenues........   15,144   16,946     14,777   15,751     13,564   15,156     15,766   17,046     16,717
                          -------  -------    -------  -------    -------  -------    -------  -------    -------
Operating expenses:
 Cost of system sales...    4,361    4,600      3,500    4,250      3,694    2,837      4,163    3,391      3,652
 Client services........    4,168    4,348      4,358    4,242      4,464    4,542      4,424    4,334      4,669
 Research and
  development...........    1,884    1,859      1,928    2,063      2,152    2,288      2,307    2,293      2,387
 Sales and marketing....    1,476    1,546      1,882    2,053      2,044    2,174      2,047    2,469      2,400
 General and
  administrative........    1,565    1,919      1,695    1,668      1,855    1,778      1,647    1,788      1,932
                          -------  -------    -------  -------    -------  -------    -------  -------    -------
  Total operating
   expenses.............   13,454   14,272     13,363   14,276     14,209   13,619     14,588   14,275     15,040
                          -------  -------    -------  -------    -------  -------    -------  -------    -------
Operating income
 (loss).................    1,690    2,674      1,414    1,475       (645)   1,537      1,178    2,771      1,677
Other income (expense):
 Interest income........       30       52         45      190        126      100         93       89         90
 Interest expense.......     (205)    (289)      (409)    (385)      (365)    (359)      (365)    (376)      (387)
 Other..................       87       44        (27)     (81)         9      (39)        62       46        186
                          -------  -------    -------  -------    -------  -------    -------  -------    -------
Income (loss) before
 income taxes...........    1,602    2,481      1,023    1,199       (875)   1,239        968    2,530      1,566
State income tax
 provision (benefit)....       24       35         15       17        (17)      24         20       46         31
                          -------  -------    -------  -------    -------  -------    -------  -------    -------
Net income (loss).......  $ 1,578  $ 2,446    $ 1,008  $ 1,182    $  (858) $ 1,215    $   948  $ 2,484    $ 1,535
                          =======  =======    =======  =======    =======  =======    =======  =======    =======

                                                   AS A PERCENTAGE OF TOTAL REVENUES
                         -------------------------------------------------------------------------------------
                                                             QUARTER ENDED
                         -------------------------------------------------------------------------------------
                         MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31,
                           1994      1994     1994      1994     1995      1995     1995      1995     1996
                         --------- -------- --------- -------- --------- -------- --------- -------- ---------
Revenues:
 System sales...........    64.4%    65.1%     57.0%    58.5%     51.3%    50.4%     54.5%    53.2%     51.2%
 Support and service....    35.6     34.9      43.0     41.5      48.7     49.6      45.5     46.8      48.8
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
  Total revenues........   100.0    100.0     100.0    100.0     100.0    100.0     100.0    100.0     100.0
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
Operating expenses:
 Cost of system sales...    28.8     27.1      23.7     27.0      27.2     18.7      26.4     19.9      21.8
 Client services........    27.5     25.7      29.5     26.9      32.9     30.0      28.1     25.4      27.9
 Research and
  development...........    12.4     11.0      13.0     13.1      15.8     15.2      14.7     13.4      14.3
 Sales and marketing....     9.8      9.1      12.7     13.0      15.1     14.3      13.0     14.5      14.4
 General and
  administrative........    10.3     11.3      11.5     10.6      13.7     11.7      10.4     10.5      11.5
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
  Total operating
   expenses.............    88.8     84.2      90.4     90.6     104.7     89.9      92.6     83.7      89.9
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
Operating income
 (loss).................    11.2     15.8       9.6      9.4      (4.7)    10.1       7.4     16.3      10.1
Other income (expense):
 Interest income........     0.2      0.3       0.3      1.2       0.9      0.8       0.6      0.5       0.5
 Interest expense.......    (1.4)    (1.7)     (2.8)    (2.5)     (2.7)    (2.4)     (2.3)    (2.2)     (2.3)
 Other..................     0.6      0.2      (0.2)    (0.5)      0.1     (0.3)      0.4      0.3       1.1
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
Income (loss) before
 income taxes...........    10.6     14.6       6.9      7.6      (6.4)     8.2       6.1     14.9       9.4
State income tax
 provision (benefit)....     0.2      0.2       0.1      0.1      (0.1)     0.2       0.1      0.3       0.2
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
Net income (loss).......    10.4%    14.4%      6.8%     7.5%     (6.3)%    8.0%      6.0%    14.6%      9.2%
                           =====    =====     =====    =====     =====    =====     =====    =====     =====

  The Company's quarterly revenues and results of operations have varied significantly as a result of a number of factors, including: the volume and timing of systems sales and installations; the timing of client acceptances; the length and complexity of the systems sales and installation cycles; seasonal buying trends as a result of clients' annual purchasing and budgeting practices; and the Company's sales commission practices. The Company expects that these variations will continue for the foreseeable future. The timing of revenue recognition is difficult to forecast because the Company's systems sales and installation cycles are relatively long and frequently depend on factors such as the size and scope of installations and general economic conditions. During the sales cycle, the Company commits substantial time, effort and funds to prepare a contract proposal and negotiate the contract. In addition, the Company recognizes revenues from the software portion of system sales on a percentage-of-completion method based upon completion of specified milestones. As a result, the timing of revenue recognition varies considerably and could be impeded by a number of factors, including availability of Company personnel, the Company's need to allocate system installation resources to other installations or to research and development activities, availability of client personnel and other resources, complexity of clients' needs and delays imposed by clients. Any delays in progress toward completing a system installation could reduce the revenues recognized in any given period and could have a material adverse effect on the Company's business and results of operations. Because a significant percentage of the Company's total expenses, particularly employee compensation, is relatively fixed, variations in the timing of systems sales and installations can cause significant variations in operating results from quarter to quarter. If total revenues are below expectations in any period, the Company's inability to adjust spending to compensate fully for the lower revenues may magnify the adverse effect of such a shortfall on the Company's results of operations. Accordingly, the Company believes that period-to-period comparisons of revenues and results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. See "Risk Factors--Significant Fluctuations in Quarterly Operating Results; Revenue Recognition Policy."

LIQUIDITY AND CAPITAL RESOURCES

  Since inception in 1979, the Company has funded its operations primarily through cash generated from operations. Cash provided by operating activities was $6.5 million, $11.4 million and $5.4 million in 1993, 1994 and 1995, respectively. Cash provided by operating activities was $3.5 million and $3.2 million in the three months ended March 31, 1995 and 1996. In 1995 and the three months ended March 31, 1996, the Company also funded its operations in part through borrowings under available lines of credit.

  As of March 31, 1996, the Company had billed trade receivables of $16.2 million. The Company maintains an allowance for doubtful accounts that it believes is adequate to cover any potential credit losses. The average collection period on trade receivables was 83 days at December 31, 1994 and 63 days at December 31, 1995 and March 31, 1996. Management attributes the improvement in collection period to accelerated collection efforts and improved billing methodologies.

  Cash used in investing activities was $3.1 million, $7.6 million, $4.5 million, $1.6 million and $1.3 million in 1993, 1994, 1995 and the three months ended March 31, 1995 and 1996, respectively. Purchases of property and equipment, consisting primarily of computers and computer-related equipment and leasehold improvements, were $1.3 million, $2.4 million, $2.7 million, $815,000 and $146,000 in 1993, 1994, 1995 and the three months ended March 31,
1995 and 1996, respectively. The remainder of cash used in investing activities in each period was for capitalized software development costs. In 1994, the Company loaned $3.1 million to a related party in connection with the purchase by the related party of an office complex which it subsequently leased to the Company. After the closing of this offering, this related party loan will be repaid. See "Use of Proceeds," "S Corporation Distributions and Termination of S Corporation Status" and "Certain Transactions."

  Cash used in financing activities was $2.9 million, $4.4 million, $1.7 million, $268,000 and $1.2 million in 1993, 1994, 1995 and the three months ended March 31, 1995 and 1996, respectively.Cash flows relating to financing activities have principally been comprised of S corporation distributions to the Company's shareholders to fund payment of their individual tax liabilities attributable to their respective allocations of the Company's income. These cash distributions were $2.2 million, $3.6 million, $2.9 million, $87,000 and $57,000 in 1993, 1994, 1995 and the three months ended March 31, 1995 and 1996, respectively. The Company made an additional distribution of $474,000 in April 1996. The Company will pay the First S Corporation Distribution from the proceeds of this offering and will pay the Second S Corporation Distribution on May 15, 1997.

  At March 31, 1996, cash and cash equivalents were $966,000 and working capital was $5.7 million. At that date, the Company had no long-term debt and did not have any material commitments for capital equipment.

  At December 31, 1995, the Company had a line of credit providing working capital of up to $5.0 million, under which $1.9 million was outstanding. On March 13, 1996, the Company refinanced this line of credit and $150,000 current portion of long-term debt using proceeds from a $10.0 million line of credit agreement entered into with the Bank of America Arizona on March 8, 1996. At March 31, 1996, $1.1 million was outstanding under the new line of credit and $8.9 million was available to borrow. The new line of credit bears interest at the reference rate of the Bank of America National Trust and Savings Association unless the Company elects a fixed rate or certain variable rates contemplated by the agreement. All outstanding principal and interest under the line of credit are due September 30, 1996, except for any amounts outstanding under stand-by letters of credit which have a maximum maturity of 365 days. Upon its expiration, the Company intends to renew the agreement or enter into alternative bank financing arrangements. Borrowings under the line of credit are secured by all of the Company's assets. This line of credit contains requirements as to minimum levels of working capital, net worth and cash flow, places restrictions on the incurrence of new debt and prohibits the payment of any capital distributions or dividends other than the S Corporation Distributions. Moreover, the Company may not, without the consent of the Bank of America Arizona: (i) acquire a business or its assets for consideration in excess of $1.5 million for each such acquisition or in excess of $3.0 million for all such acquisitions; (ii) acquire a business through a "hostile" or "unfriendly" acquisition; (iii) make loans to any related party in excess of $4.5 million; or (iv) allow the ownership interests of Dr. Goldblatt and the Trusts in the Company to fall below 50.1%. See Note 6 of Notes to Combined Financial Statements.

  The Company expects that continued expenditures of funds will be necessary to support its future growth and that current operating funds along with the proceeds of this offering will be sufficient to fund its operations and capital requirements for at least the next 12 months. In the longer term, the Company may require additional sources of liquidity to fund future growth. Such sources of liquidity may include additional equity offerings or debt financings. While the Company continually evaluates potential acquisitions, there are no present agreements or commitments with respect to any acquisition. See "Use of Proceeds."

  To date, inflation has not had a material impact on the Company's revenues or income, and the Company does not expect inflation to have a material impact in the foreseeable future.

  In January 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of this Statement did not have a material effect on the Company's financial position or results of operations.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from non-employees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company is permitted to account for its stock incentive and stock purchase plans under previously issued accounting standards. The Company does not expect to adopt the new accounting standards; consequently, SFAS No. 123 will not have an impact on the Company's financial condition or results of operations.

                                   BUSINESS

  Certain terms used in this Prospectus are defined under "Glossary of Selected Terms."

INTRODUCTION

  Sunquest provides health care information systems ("HCISs") to large and mid-sized hospitals, clinics and other facilities, including integrated delivery networks ("IDNs") comprised of multi-entity, multi-site health care organizations. Sunquest was established in 1979 and has become a market leader in the sale of laboratory information systems ("LISs") that integrate disparate equipment and data sources in order to automate a laboratory department's specialized processes and manage its large volumes of clinical data. As of December 31, 1995, the Company had an installed LIS base of more than 600 sites in the United States, Canada and the United Kingdom. Sunquest is applying its open systems, integration and clinical experience to develop and service enterprise-wide clinical repository and managed care systems targeted at the information needs of the emerging IDN market. The Company's clinical repository systems are currently being implemented on an enterprise-wide basis at the Company's primary beta site, a multi-entity, 812-bed IDN.

  In order to lower health care delivery costs while improving the quality of patient care, IDNs need detailed clinical and management information that enables providers within the IDN to manage: (i) the patient care process across multiple delivery sites; (ii) the appropriateness of diagnoses, treatments and resource utilizations; (iii) provider performance and clinical outcomes; and (iv) performance under managed care contracts. A comprehensive clinical repository addresses these information needs by integrating clinical and financial data from various information systems of the IDN's clinical departments and administrative areas. A clinical repository forms the foundation for a computerized patient record ("CPR"), which offers providers throughout an IDN immediate on-line access to more complete patient data across multiple delivery sites. Significant market opportunities exist for HCIS vendors offering open architecture clinical repository systems. These systems permit IDNs to select and integrate best-of-fit information systems by either retaining existing legacy systems or selecting from an array of new and existing systems from different vendors.

  Sunquest offers three suites of information systems: departmental clinical systems, clinical repository systems and managed care systems. The Company's departmental clinical systems consist of laboratory information systems and radiology information systems. These systems capture departmental information, communicate with patient care areas and other information systems, provide comprehensive management reports and incorporate rules-based decision tools for ordering tests and analyzing results. Sunquest estimates that it has installed in its LIS client base over 6,500 interfaces that were developed for approximately 350 separate instruments and 550 HCISs of other vendors. The Company's clinical repository systems are comprised of a clinical database, an interface engine, and integration and access tools. These systems collect clinical data from legacy departmental systems and then organize, index and store these data in a relational database. With these clinical repository systems, a clinician can access, from a single source, a comprehensive record of prior illnesses, treatments, orders, results and diagnoses for which data have been stored in the clinical repository. The Company's managed care systems support the administrative functions of managed care organizations, such as health maintenance organizations ("HMOs"), and managed care entities within IDNs, and are designed to meet the demands of the evolving capitation and fixed fee reimbursement structures.

  Sunquest markets its products and services in the United States, Canada, the United Kingdom and Germany through its direct sales force. Sunquest's marketing relationships with other information systems vendors include a marketing partnership with IBM as an LIS vendor in IBM's Open Healthcare Alliance and a cooperative marketing agreement for systems replacements with IDX Systems Corporation for its LIS clients. The Company's customers include The Cleveland Clinic Foundation, Intermountain Health Care, Kaiser Foundation Health Plan of Colorado, Moses Cone Health System, St. Lukes-Roosevelt Hospital Center and The University of Illinois at Chicago Medical Center.

HCIS INDUSTRY BACKGROUND

  Over the past two decades, health care costs have risen dramatically relative to the overall rate of inflation. In 1994, health care costs exceeded 14% of gross domestic product. Historically, reimbursement for health care services provided by hospitals, physicians, clinics and other health care organizations has been based on a fee-for-service model of payment. With increasing pressure to reduce costs, managed care organizations and other payors are shifting the economic risk for the delivery of care to providers through alternative reimbursement models, including capitation and fixed fees. In response to this changing reimbursement environment, health care organizations such as hospitals, multi-specialty physician groups, laboratories, pharmacies, home health services and nursing homes are integrating horizontally and vertically to create IDNs. IDNs, often dominated by large hospitals, are designed to serve all of the health care needs of regional populations while achieving economies of scale. Large metropolitan areas are increasingly being served by only a few competing IDNs where once many hospitals and physicians competed for patients.

  In order for IDNs to lower health care delivery costs while improving the quality of patient care, IDNs need access to detailed clinical and management information that enables providers within the IDN to: (i) manage the patient care process across multiple delivery sites; (ii) analyze the appropriateness of diagnoses, treatments and resource utilizations; (iii) compare provider performance and clinical outcomes; (iv) monitor performance under managed care contracts; (v) monitor practice patterns of providers; and (vi) support communication among members of the care team. A comprehensive clinical repository captures clinical and financial data from disparate systems to form the foundation of a CPR, which integrates multiple data repositories and information systems in order to support care management throughout the IDN. With the deployment of a CPR, providers will have immediate on-line access to more complete patient care data across multiple delivery sites to guide them in controlling health care costs, improving patient care and facilitating responsiveness to competitive and regulatory changes in the health care market.

  Certain information intensive departments of health care organizations, such as laboratory, radiology, intensive care and pharmacy, were early adopters of information systems that manage the workflow and clinical data of stand-alone departments. These clinical information systems have evolved to meet the needs of individual departments, as well as the information needs of emerging IDNs that require these systems to be accessible on an enterprise-wide basis. As an example, LISs have evolved from serving autonomous laboratory departments to serve two distinct laboratory needs in an IDN: (i) the centralized reference laboratory, which provides competitively priced, high volume testing services to providers throughout the IDN; and (ii) numerous acute care laboratories across the IDN, which provide point of service laboratory support. As multiple legacy systems such as LISs become increasingly prominent on an enterprise-wide basis, the implementation of a multi-entity, multi-site CPR becomes challenging given the different technologies, information management strategies and legacy systems of the different entities comprising an IDN.

  Most advanced CPR systems are being designed using an "open" system architecture and a best-of-fit approach. These CPR systems are intended to integrate disparate departmental and administrative information systems regardless of differences among the platforms, architectures and data structures of those information systems. The development of CPR systems has been enabled by advances in information technology such as multi-tiered client-server architectures, relational database management systems, data warehousing, object-oriented design and standard query language. Unlike an integrated single vendor system architecture, the best-of-fit, open architecture permits an IDN to retain its existing best-of-fit systems and to select from an array of new and existing systems from different vendors. This approach allows an IDN to preserve its investment in legacy systems, yet adapt to the changing requirements of the IDN over time.

  The Company believes that IDNs will be served by many suppliers of best-of-fit clinical systems, but that each IDN will rely on a strategic open systems supplier to integrate and service the clinical repository that will form the foundation of the CPR. The Company believes that developing and servicing LISs for large multi-hospitals and IDNs has provided the Company with the experience in the design, implementation and integration of complex clinical information systems, which are core competencies necessary to compete effectively as a strategic best-of-fit CPR supplier.

BUSINESS STRATEGY

  Sunquest has established itself as a leading LIS vendor and seeks to participate as a strategic supplier to the emerging open systems, best-of-fit CPR market. The key elements of this strategy are to:

  Pursue Best-of-Fit Strategy. A best-of-fit strategy for HCISs enables the providers that comprise an IDN, and the departments within those providers, to purchase information systems from any vendor that best meets their needs, regardless of the platforms, architectures and data structures of those systems. Sunquest's clinical repository systems enable clients to pursue this strategy with their open systems architecture and client-server technology, both of which leverage the Company's experience with interfacing and integrating complex clinical information systems in large and mid-sized hospitals, clinics and other facilities, including IDNs. This approach allows IDNs to preserve their investments in legacy systems, yet adapt to their evolving information requirements, by retaining existing best-of-fit systems or selecting from an array of systems from different vendors.

  Become a Leading Provider within the Enterprise-wide CPR Market. The horizontal and vertical consolidation of health care providers into IDNs has created significant demand for CPRs that integrate multiple disparate systems and data repositories to provide on-line access to patient clinical data throughout the health care enterprise. Sunquest believes that its position as a leading provider of LISs to large and mid-sized hospitals, and its knowledge of complex systems and interfacing derived from its experience in the LIS market, will enable it to become a leading provider in the emerging CPR market. The Company is leveraging its open systems expertise, depth of clinical experience and complex systems integration capabilities to continue to develop and introduce clinical repository systems that address the clinical information needs of IDNs. Since the centralization of laboratories typically occurs early in the formation of an IDN, the Company believes that it has a competitive advantage in marketing its LISs, clinical repository systems and integration and network services early in the IDN's purchase decision process.

  Diversify and Expand Systems and Service Offerings. Sunquest is committed to developing and enhancing its existing systems and services offerings to support the clinical requirements of an IDN. In addition to recently releasing its clinical repository systems and a new version of its LIS, the Company is developing other systems that address the information needs of an IDN, such as: (i) systems that track quality and cost of care for case management; (ii) enterprise-wide communication systems to address the trend toward outpatient care; and (iii) automated clinical pathways that track patient progress and allow for outcomes assessment. The Company is also in the process of implementing service offerings that target the implementation of clinical repositories and CPR systems. Providing implementation and network services leverages the Company's expertise in applications protocols used to exchange information between disparate systems. This is exemplified by the Company's experience in designing flexible networking capabilities, open systems products, LIS instrument interfaces, HCIS interfaces and multi-hospital systems integration.

  Cross-Sell to Installed Base of Clients. Sunquest's installed LIS client base consists of over 600 hospitals, clinics and other facilities, including more than 350 large and mid-sized hospitals and 63 groups of hospitals and developing IDNs. Sunquest believes it is well positioned to market enterprise-wide clinical information systems to this client base due to: (i) its track-record of developing quality clinical information systems; (ii) its clients' increasing preference for an open systems architecture; (iii) its in-depth knowledge of client system installations, requirements and decision-making criteria; and (iv) its clients' satisfaction with and loyalty to the Company's existing systems.

  Increase Overall Sales and Marketing Efforts. HCIS vendors seeking to take advantage of the opportunities provided by the emerging CPR market must complement their CPR systems offerings with sales and marketing efforts targeted toward the enterprise-wide information needs of IDNs. As HCISs have evolved from departmental clinical and administrative systems to complex enterprise-wide clinical repositories and CPRs, purchasing decisions have shifted from department heads to senior executive officers. The Company has restructured its sales and marketing organization to establish a dedicated clinical repository sales force with experience in selling to chief information officers, chief financial officers and chief executive officers of health care providers. The Company is in the process of executing an extensive national roll-out of its clinical repository systems, including multiple city user conferences and national advertising. Distribution channels are established in the LIS market, and the Company is seeking to increase its market share by selling LISs to reference and commercial laboratories, as well as acute care laboratories dispersed throughout an IDN. Sunquest is also entering into arrangements with other industry vendors such as: (i) a marketing partnership with IBM as an LIS vendor in IBM's Open Healthcare Alliance; (ii) a cooperative marketing agreement for systems replacements with IDX for its LIS clients; and (iii) current discussions regarding collaborative marketing arrangments with laboratory robotics vendors toward deployment of this cost saving technology at Sunquest's client hospitals and IDNs.

PRODUCTS

  Sunquest offers three suites of information systems: (i) departmental clinical systems that automate the operations of laboratory and radiology departments within a hospital; (ii) clinical repository systems that integrate departmental systems and serve as the foundation for the CPR; and (iii) managed care systems that automate the administrative functions of managed care organizations.

Departmental Clinical Systems

  Departmental clinical systems are the core applications of the Sunquest information systems. They manage the information and automate the operations of laboratory and radiology departments in one or more facilities and also contribute significant volumes of clinical information that populate a clinical repository. These systems capture departmental information, communicate with patient care areas and other information systems, provide comprehensive management reports and incorporate rules-based decision tools for ordering tests and analyzing results. The rules-based logic in the Company's LISs provides clinicians immediate access to current and archived information about the patient with complete data integrity checking. For example, the LISs perform checks for duplicate, inconsistent or illogical test orders.

    Laboratory Information Systems

    Sunquest's FlexiLabxl system manages the workflow and reporting requirements of the chemistry, hematology, blood bank, anatomic pathology and outreach areas of the laboratory. Quality assurance validations occur dynamically as results are entered. For example, a clinician can define normal test result ranges by age, sex and test method. Later, if the results are out of range, FlexiLabxl immediately informs the technologist of the validation failure. Sunquest estimates that it has installed in its LIS client base over 6,500 interfaces that were developed for approximately 350 separate instruments and 550 HCISs of other vendors. This interface library allows the Company to seamlessly integrate virtually any lab instrument or HCIS into a client's LIS. All data gathered by the system can be accessed from a clinical repository. The Company uses a variety of configuration options to support multi-hospitals and IDNs. Currently, the Company's departmental LISs are installed in over 600 hospitals, clinics and other facilities and are generally priced between $500,000 and $1.2 million.

     The General Laboratory module is the core of the FlexiLabxl system and manages the processes of the high test volume areas of the laboratory. This module includes volume and performance statistics, patient archiving, demographics, patient reporting, security and audit trails. Sunquest has recently released a Windows-based upgrade to its General Laboratory module that features a new database schema, episodal management and outpatient tracking capabilities. Episodal management enables the entire on-line clinical patient record to be viewed at the laboratory level for clinical treatment analysis and financial and managed care cost analysis. Outpatient tracking capabilities enable separate tracking of the patient and the specimen, improving the efficiency with which a provider can manage concurrent care processes.

     The Microbiology module in FlexiLabxl provides a comprehensive, paperless environment that enhances the communication of microbiology and epidemiological results. User definable, automated rules assist the microbiologist in measuring the effectiveness of medications on specific organisms in order to predict effects on a patient's outcome.

     The Blood Bank module automates a hospital's complete transfusion service, including inventory and distribution of blood products to the patient. This module, which uses rules-based logic, is designed to prevent the distribution of inappropriate blood products. For example, the Blood Bank module automatically provides notice if the blood product has not been appropriately matched to the patient at the time of issue. The donor module automates the collection procedures and management of blood product inventories. It also manages and tracks blood donated by patients for their own use and provides quality controls to assure compliance with rules of good practice.

     The Anatomic Pathology module is designed to manage specimens and reports, including reports for surgical pathology and cytology. The main features of this module are the archiving and retrieving of patient records. For example, the pathologist, while examining specimens, can automatically retrieve historic specimen results including previous tissue diagnoses, thereby improving the timeliness and quality of patient care. The module supports special cytology reports, such as pap smear reports.

     The Mulhos module utilizes the FlexiLabxl system to support multiple facilities. Each facility can have its own individualized reports, rules and options which allow for differences among facilities. The Mulhos module manages vital inter-institutional issues such as the security of patient information and conflicts between each facility's patient identification system.

     The Outreach/Commercial Lab module enables the laboratory to expand beyond the traditional acute care hospital to support the needs of an IDN. Automated results reporting to remote physician offices and rapid order entry are among the features that support the commercial laboratory environment. Other features include the ability to update client data and courier routes in order to improve the laboratory's ability to manage its operations. Customized client reports assist the laboratory in designing its own patient reports.

     The Flexi-3R module provides redundancy and high systems availability within the LIS. Flexi-3R provides a secondary database that allows high volume printing of management and patient reports. Queries can be made into this database without affecting the response time of the primary database.

     The Flexi-$ module, when combined with other Company systems, provides an automated billing and accounts receivable solution for financial management of a commercial laboratory business. Flexi-$ is a payor-driven system which manages self-pay and third-party receivables including insurance, group billing and collections.

    Radiology Information Systems

    Sunquest's FlexiRad system is designed to streamline the operations of the radiology department and facilitate orders, intelligent scheduling, film management and reporting. FlexiRad, when used in conjunction with FlexiLabxl, provides an integrated view of results for radiology professionals. For example, laboratory results may be viewed before certain invasive radiology procedures. FlexiRad offers the option of processing patient orders directly via an order entry format, through an order communications interface with a hospital information system or through an interface to the clinical repository system. FlexiRad is functionally complete, is installed at multiple sites and is generally priced between $200,000 and $250,000.

Clinical Repository Systems

  Sunquest recently began marketing its clinical repository systems, which are designed to integrate both the Company's departmental clinical systems as well as those provided by other systems vendors, regardless of the architectures, platforms and data structures of those systems. This approach to integrating disparate information systems across an enterprise with a common clinical repository supports a provider's best-of-fit strategy and preserves the provider's investment in existing legacy departmental systems.

  The Company's clinical repository systems are comprised of a clinical database, integration and access tools, and an interface engine. The systems form the foundation for the CPR. The clinical repository systems collect clinical data from legacy departmental systems, which may be provided by Sunquest or other vendors. These data are organized, indexed and stored in a relational database for access and reporting as required for patient care and outcomes research. Examples of data stored include patient demographic data, diagnosis, system and problem lists, procedures and treatments, orders and results and physician notes that document the care process. The clinician can access these data from a single source and have a comprehensive record of prior illnesses, treatments, orders, results and diagnosis. Sunquest's open systems approach embraces best-of-fit applications and legacy departmental systems from other vendors.

    IntelliCare is a clinical repository system that provides access to clinical data and medical knowledge for point of care and retrospective analysis of all data in the clinical repository. It is a scalable system capable of integrating single or multiple applications across many entities, such as laboratories. For example, patient demographic data entered in a physician's office can be combined and correlated with demographic data entered in the patient registration area of a hospital to ensure that patient information is current and accurate.

    Scalable Clinical Patient Repository ("SCPR"), a module within IntelliCare, is a scalable clinical patient repository utilizing a relational database. The SCPR accepts standard HL-7 formatted data from existing and new systems and allows clinicians, administrators and analysts to access patient information at the point of care.

  The Company's integration and access tools collect clinical data from departmental systems to populate a client's clinical repository. The clinical data can be displayed according to each provider's needs through the CareGiver software residing on the clinician's workstation. This software supports patient care decisions by providing patient test results more efficiently and offers flexible results reporting capabilities. For example, a clinician can "drill down" and see numeric results, and then display a graph of any of the available results. The clinician can also use the CareGiver software to place orders. Health care providers can be located in the hospital, at the physician's office or at a remote location, allowing patient care to be delivered with increased efficiency by making information available on an enterprise-wide basis.

    The CareGiver Communication module provides an easy-to-use, comprehensive order and results communication system designed for physicians, nurses, clerks, technologists, therapists and administrators. The system allows individual user preferences, generates enterprise-wide order communications and uses scalable client-server architecture.

    The CareGiver View module enhances the CareGiver Communication results display. CareGiver View supports clinical decision-making by providing access to results data in multiple formats. CareGiver View presents results data in spreadsheets, graphs, and text, as well as in icon-based summaries. CareGiver View can be used with CareGiver Communication or with FlexiLabxl. Results views can be customized for a specific clinician or group, and can easily be defined. CareGiver View allows trending of results for one encounter or across encounters and allows providers to "drill down" for more detailed results information.

  The interface engine, licensed or purchased from a third-party, links applications that use HL-7 or proprietary communications protocols through a single-point interface hub. This single point interface connection facilitates the installation of the clinical data repository. The interface engine connects all systems on the network, converts communications protocols and routes network communications among all systems that need to share data.

  IntelliCare, including the SCPR module, and the CareGiver Communication and CareGiver View modules are currently being implemented on an enterprise-wide basis at Moses Cone Health System, a multi-entity facility in Greensboro, North Carolina that is serving as the Company's primary beta site. Moses Cone Health System includes a 547-bed acute care hospital, a 115-bed specialty hospital, a 150-bed extended care facility and other health care facilities. The clinical repository systems being installed at Moses Cone Health System continue to be modified through quarterly releases, although the systems have completed the beta process as defined for purposes of the client contract. Installation of the Company's clinical repository systems was also commenced at another beta site, but has not proceeded beyond a preliminary stage, pending discussions between the Company and the client as to whether to continue the beta test process. Because the Company has only recently begun to market its clinical repository systems, it has not yet established firm market prices for these systems. The Company anticipates that it will price these systems in excess of $1.0 million. See "Risk Factors--Dependence on Successful Introduction of Clinical Repository Systems."

Managed Care Systems

  The Company's Managed Care Manager Payor ("MCM") is a system that supports the administrative insurance functions of managed care organizations, such as HMOs, management services organizations and IDNs that offer their own managed care insurance products. MCM is designed to meet the demands of evolving point-of-care and capitated payment structures. The systems have the flexibility to meet the requirements of health care organizations seeking to offer risk-assuming managed care products on a small, medium or large scale. MCM includes a claims administration system that automates capitation/risk management, claims adjudication, enrollment, premium billing and accounts receivable, referral tracking, utilization reports, coordination of benefits, patient history, medical referrals, authorizations and membership services.

    The Enrollment System module is the foundation of MCM. The
    Enrollment System maintains group and membership information and supports all functions in an integrated system. Enrollment is maintained interactively, providing on-line eligibility information and a variety of enrollment reports.

    The Billing and Accounts Receivable module generates group and direct pay bills, maintains accounts receivable, posts cash receipts, and provides revenue and accounts receivable reports.

    The Capitation module produces monthly capitation checks, rosters and activity reports to designated providers.

    The Claims module addresses claims adjudication for pharmacy, hospital and physician claims.

    The Utilization Reports module details and summarizes data in MCM.

    The Coordination of Benefits module maintains coordination of benefits information for health plan members known to be covered by other insurance companies.

    The Referral module manages referrals for a patient to see a specialist or other provider. On an interactive basis, it maintains a description of the referral, including information regarding the patient, the referring physician, the referred specialist, the range of dates for the referral, the number of visits authorized and the amount of money authorized.

    The Authorization module manages pre-certifications of hospital stays or expensive outpatient procedures. The number of days for a stay can be pre-certified with additional days approved or denied with an attached explanation.

    The Inpatient Census module monitors inpatient admissions beginning with pre-certification, then documents the subsequent admission and discharge. The module is used to monitor pre-certifications, current admissions and length of stay and to provide utilization reports and financial reports of incurred inpatient expenses.

  Sunquest purchased the technology underlying MCM in February 1995. The Company did not acquire the installed MCM client base. Although the Company has not sold any MCM systems since acquiring the technology, it is furthering the development of the MCM technology for the release of a new version for client-server architecture. The Company expects to increase its marketing efforts for MCMs in preparation for the scheduled release in mid-1996. The Company anticipates pricing its MCM systems between $200,000 and $300,000.

PRODUCTS UNDER DEVELOPMENT

  The following products are under development utilizing the same client-server architecture as the Company's existing clinical repository systems.

  CareGiver Workstation will provide a common application for Sunquest's and other vendors' systems, including single point log-on, a common patient finder and device control for display and printing. Sunquest and non-Sunquest applications will have a common "look and feel" for patient inquiry and users will not be required to exit the system to access other vendors' systems. This product will facilitate the inter-operation of CareGiver software with other vendors' open clinical systems. When developed, CareGiver Workstation will supplement or replace CareGiver View.

  CareGiver Documentation will provide tools for planning and documenting patient care throughout the enterprise. The system will support multiple health care professionals, including nurses, therapists and physicians, and will address ambulatory and in-patient settings. CareGiver Documentation will support managed care through clinical pathways defined by the enterprise as well as outcomes management and variance tracking. CareGiver Documentation will significantly enhance the functionality of CareGiver modules by providing a structured, user-friendly methodology for inputting patient information into the clinical repository.

  CareGiver Rules will provide alerts and decision support to the clinical repository to assure high quality care. In addition to using structured data, decision support requires the mining of data derived from narrative reports. To accomplish this, a vocabulary server will map various medical terms to a standard definition. This standard definition will provide input to an expert system rules library which, when triggered, will provide immediate notification to the caregiver of a change in the patient's condition. Each medical term will be mapped to a structured set of concepts in order to "data-drive" an expert system.

  Cost Management Data Repository ("CMDR") is in the specification phase of design as the financial data repository to be integrated with IntelliCare. Data from financial information sources, including actual or estimated service costs, hospital claims, physician claims, patient accounting records and managed care applications, will comprise the repository. By linking financial data to clinical data, CMDR will enable clients to improve the quality and cost of patient care.

  There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful and timely development, introduction and marketing of new and enhanced products. See "Risk Factors-- Dependence on Successful Introduction of Clinical Repository Systems" and "-- Rapid Technological Change and Dependence on New Product Development, Enhancement and Acceptance."

CLIENT SERVICES

  Sunquest maintains a service organization of approximately 250 professionals who provide implementation, application and system support, education and consulting services to the Company's clients. The client services organization primarily employs medical technologists and other health care professionals in supporting and implementing clinical information systems. These personnel are complemented by computer professionals to support complex IDNs. Client services employees attend a formal nine to 12-month initial training program to comply with the Company's certification requirements.

  Sunquest utilizes a "train the trainer" philosophy to educate its clients. This training consists of a structured process of project management and education with flexible schedule options, with training held at both Sunquest and client sites. System conversion, instrument training and operations training are included in the Company's post-implementation program. Each client is assigned a support analyst who understands how the software has been tailored for the client and how best to provide ongoing support. Full application and systems support coverage is available from the Company's "help desk" 24-hours a day and seven days a week. The Company is developing systems to track the quality of its services by providing immediate on-line project status reports to clients and providing on-line client support through an expert system. Instrument interface, network consulting, operating system and hardware support are provided by experts in each area.

  Sunquest also provides consulting services to assist clients in analyzing and implementing strategic organizational changes, such as planning an IDN expansion program, reengineering departmental processes, redesigning local or wide-area networks, and establishing new commercial laboratories. Additional client education services are provided through computer-based training or formal ongoing educational courses and seminars.

MARKETING

  The primary market for the Company's systems and services comprises approximately 3,500 acute care hospitals in the United States and Canada that have more than 250 beds. The Company also markets its systems and services to approximately 600 hospitals in the United Kingdom and Germany that have more than 100 beds. Sunquest's principal sources of referrals are its clients and consultants. Sunquest also seeks to enhance its market recognition through participation in industry seminars and trade shows, Company sponsored seminars, the Sunquest User Group and Regional User Group meetings in the United States and the United Kingdom, direct mail campaigns, telemarketing and advertisements in trade journals.

  The Company is also entering into marketing relationships with other industry vendors. For example, in June 1995, the Company joined the IBM Open Healthcare Alliance in which IBM acts as a value-added remarketer of the Company's systems and those of other providers of HCISs. The Company's agreement with IBM covers marketing activities in the United States and Puerto Rico. In October 1995, Sunquest Europa entered into an agreement with IBM under which IBM will serve as a value-added remarketer of the Company's systems in certain Asian-Pacific countries. To date, IBM has not sold any of the Company's products. Both IBM agreements are terminable by either IBM or Sunquest upon 90 days' notice. In September 1994, the Company entered into an agreement with IDX Systems Corporation under which the parties agreed to market each other's products to their respective existing and future clients on a non-exclusive basis. The agreement with IDX expires in September 1996.

  The Company's marketing department is comprised of a team of specialists in product management, sales support, competitive analysis, quoting, proposals and advertising. Its sales force is organized into five divisions: (i) IntelliCare Sales, offering clinical information repositories, order entry and enterprise-wide results and data viewing systems; (ii) FlexiLabxl and FlexiRad Sales, offering LISs and radiology information systems; (iii) MCM Sales, targeting third party administrators, insurers and HMOs; (iv) Corporate and Channel Sales, targeting large and multi-hospitals and partner vendors; and
(v) European Sales, offering the Company's systems in the United Kingdom and Germany.

TECHNOLOGY

  Sunquest's HCISs operate on IBM RS6000 and a variety of Digital Equipment Corporation ("DEC") server systems. The Company's client-based software is designed to operate on IBM compatible PCs. FlexiLabxl,

FlexiRad and Flexi-$ are offered on both IBM and DEC platforms. IntelliCare, CareGiver Communication, CareGiver View and MCM are deployed on the IBM RS6000 and will also be offered on DEC platforms.

  The Company utilizes the M computer language (also known as "MUMPS" or "Massachusetts General Hospital Utility Multi-Programming System") in the development of its departmental clinical systems. IntelliCare and the CareGiver systems have been developed, and MCM is being developed, using a three-tier client-server architecture with the presentation layer (user interface) on the client, the business logic layer on both the client and the server, and the database layer (either a relational or object model) on the server. The client operating system is Windows (currently Windows 3.11 or Windows 95), and the server operating system is UNIX.

  Sunquest is migrating departmental clinical systems to the three-tier client-server model by developing the object-oriented presentation layer and client-side business logic layer so that M-based data structures, relational data structures and object database structures (all residing on the server) can be deployed incrementally, depending on the state of product evolution. Although the Company does not believe that such migration is currently necessary to satisfy its clients' needs, the Company expects to transition all of its systems and modules to object orientation using the C++ programming language and relational and object database technology.

  Sunquest sells third-party terminals, label and page printers, storage devices and other peripheral devices. The Company also provides services to configure computer systems and networks. The Company has one-year renewable reseller agreements with DEC and IBM and a variety of reseller agreements with other middleware and device vendors.

RESEARCH AND DEVELOPMENT

  The Company believes that the continuing rapid evolution of the HCIS market has made a substantial and sustained commitment to product development essential to the long-term success of its business. The Company has a defined product development process characterized by its release management methodology. This process includes on-going analysis of the HCIS marketplace, determination of users' requirements, preparation of design specifications, and usability testing to ensure that new systems meet clients' standards.

  Sunquest's product development managers are responsible for product architecture, improvements to existing products, construction verification and inspection, and the management and motivation of the Company's product development personnel. The Company's product development engineers are assigned to one of three distinct functional groups: (i) the product engineering group, which is responsible for the ongoing evolution of the Company's existing products to meet the changing demands of the market; (ii) the service engineering group, which prioritizes corrections and improvements to deployed systems; and (iii) the infrastructure engineering group, which researches industry-standard components and develops new technologies for integration into the Company's current and future products. As of March 15, 1996, approximately 150 product development engineers were assigned to improving and extending the Company's existing systems and approximately 60 engineers were assigned to the development of products in new product areas.

  In 1993, 1994, 1995 and the three months ended March 31, 1996, the Company's research and development expenses before capitalization of software development costs totaled approximately $8.9 million, $9.7 million, $11.8 million and $3.2 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

COMPETITION

  The markets for HCISs, including the markets for the Company's information systems, are highly competitive. Most of the Company's revenues are derived from lengthy, competitive procurement processes managed by sophisticated purchasers that extensively investigate and compare the products offered by the Company and its competitors. The Company believes that the principal competitive factors influencing the market for its HCISs include vendor and product reputation, product architecture, functionality and features, ease of use, rapidity of implementation, quality of client support, product performance and price. There can be no assurance that the Company will be able to compete successfully with respect to any of such factors.

  In the LIS market, the Company's principal competitors are Cerner Corporation, HBO & Company, Medical Information Technology, Inc., Shared Medical Systems Corporation and Soft Computer Consultants, Inc. In addition, the Company competes with a large number of other LIS vendors. The market for clinical repository systems is in an early stage, and a significant number of vendors are currently offering or developing competitive versions of clinical repository systems. These vendors include not only existing clinical information systems suppliers, but other vendors throughout the HCIS industry, such as suppliers of practice management systems.

  Many of the Company's current and potential competitors have significantly greater financial, managerial, development, technical, marketing and sales resources than the Company and may be able to devote those resources to develop and introduce clinical repository systems more rapidly than the Company or clinical repository systems with significantly greater functionality than, and superior overall performance to, those offered by the Company. These competitors may also be able to initiate and withstand significant price decreases more effectively than the Company. Moreover, the continuing consolidation of hospitals and other health care providers has resulted in fewer individual purchasing decisions, a trend that may favor larger vendors with greater numbers of hospitals currently under contract.

  To be competitive, the Company must be able to respond effectively to the introduction of new and improved HCISs by its competitors. There can be no assurance that the Company will be able to develop new or improved HCISs and services in a timely and cost effective manner or that the Company's current and future HCISs and services will achieve and maintain market acceptance.

  See "Risk Factors--Competition."

REGULATION

  The FDA is authorized to regulate medical devices under the 1976 Medical Device Amendments to the Federal Food, Drug, and Cosmetic Act ("FFDCA"). The FDA has issued a draft policy addressing the regulation of certain computer products as medical devices. Although the policy is written in draft form, it is currently being followed by the FDA. To the extent that computer software is considered a medical device under the policy, the Company may be required to, depending on the software product: (i) obtain pre-market approval of the product by filing an application with the FDA that establishes the safety and effectiveness of the product; (ii) notify the FDA and demonstrate substantial equivalence to other products prior to marketing the product; (iii) register and list products with the FDA; and (iv) follow the FFDCA's general controls including those relating to good manufacturing practices and medical device reporting.

  The Company expects that the FDA is likely to become increasingly active in regulating computer software that is intended for use in health care settings. In March 1994, the FDA issued a letter advising that the FDA considers medical devices to include software products intended to maintain data used to assist personnel in making decisions concerning the suitability of blood donors and the release of blood or blood components for transfusion or further manufacture. As such, the FDA determined that manufacturers and distributors of these products, such as the Company, are subject to FDA regulation. The FDA can impose extensive rquirements governing pre- and post-market conditions such as device investigation, approval, labeling and manufacturing. In February 1995, the FDA specified that blood bank software manufacturers must file the pre-market approval applications and pre-market notifications with the FDA by March 31, 1996. The Company complied with this requirement within such deadline. Compliance with these new requirements and any future requirements imposed by the FDA could be costly and could delay or preclude the introduction of certain new products. The Company is unable to determine at this time the effect, if any, that these requirements may have on its business.

  In addition, the health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of health care providers. Many lawmakers have announced that they intend to propose programs to reform the United States health care system. These programs may contain proposals to increase governmental involvement in health care, lower reimbursement rates and otherwise change the regulatory environment in which the Company's clients operate. Health care providers may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including those for the Company's HCISs. Even if healthcare providers do not curtail or defer investments, they may institute cost containment measures in anticipation of regulatory reform or for other reasons. These measures may result in greater selectivity in the allocation of capital funds, which could have a material adverse effect on the Company's ability to sell its HCISs and services. The Company cannot predict with any certainty what impact, if any, such legislative or market-driven reforms might have on its business and results of operations. There can be no assurance that such proposed changes, if adopted, would not have a material adverse effect on the Company's business and results of operations.

  See "Risk Factors--Regulation."

PROPRIETARY RIGHTS

  The Company's future success depends in large part upon its ability to protect its technology and proprietary rights. The Company relies on a combination of patent, copyright, trade secret and trademark laws and contractual restrictions to establish and protect its proprietary rights, although the laws of certain foreign countries in which the Company licenses or may license its products may not protect the Company's proprietary rights to the same extent as do laws in the United States. It is the Company's policy to require employees, consultants, clients and, in certain circumstances, suppliers to execute nondisclosure agreements upon the commencement of a relationship with the Company.

  The system acquisition agreements under which the Company licenses its software products to its clients generally prohibit the assignment or transfer of the software or use of the software by any person or entity other than the named client or its affiliates or successors. The agreements provide that the Company retains ownership of the software and proprietary information and of all rights therein. Except for information which is in the public domain, the client is required to hold the software and proprietary information in confidence and use reasonable care to preserve and safeguard such information.

  The trade name Sunquest and other trade names used by the Company in its business, such as FlexiLab and FlexiRad, have been registered in the United States Patent and Trademark Office. The name Sunquest has also been registered by the Company in the United Kingdom and Germany. In addition, certain of the Company's products are the subject of patent protection or a pending patent application.

  Despite the actions taken by the Company to protect its technology and proprietary rights, it may nonetheless be possible for third parties to misappropriate the Company's technology and proprietary information or to develop independently similar or superior technology. There can be no assurance that the legal protections afforded to the Company and the measures taken by the Company will be adequate to protect its intellectual property. Any misappropriation of the Company's technology or proprietary information could have a material adverse effect on the Company's business and results of operations. Moreover, the Company is subject to the risk that others will assert adverse claims and commence litigation alleging infringement or misappropriation of their intellectual property rights. From time to time, certain persons have made such claims against the Company. Although the Company does not know of any infringement or misappropriation by the Company of proprietary rights of others, there can be no assurance that others will not assert claims or commence litigation with respect to the Company's current or future HCISs. In any such event, the Company may be required to engage in protracted and costly litigation, regardless of the merits of such claims; discontinue the use of certain software codes, processes or trademarks; cease to manufacture, use and license infringing products; develop non-infringing technology; or enter into license arrangements with respect to the disputed intellectual property. There can be no assurance that the Company would be able to develop alternative technology or that any necessary licenses would be available or that, if available, such licenses could be obtained on commercially reasonable terms. Responding to and defending any of these claims could distract the attention of management and have a material adverse effect on the Company's business and results of operations.

  See "Risk Factors--Dependence on Proprietary Rights."

SYSTEM ACQUISITION AGREEMENTS

  Sunquest typically furnishes its systems to its clients pursuant to system acquisition agreements that grant perpetual, non-exclusive and non-transferable licenses to use those systems, including the source code for certain of the Company's proprietary software included therein. Under these agreements, Sunquest also resells certain items of hardware to its clients. Clients pay specified fees for the software license, the hardware and the installation of the system. License fees for the Company's systems are typically based on a number of factors, including the number and type of modules included in the system, as well as the size of the user. The Company generally maintains the licensed systems and provides modifications, enhancements and upgrades for a monthly fee under separate maintenance agreements.

EMPLOYEES

  As of April 30, 1996, the Company had 540 full-time and 23 part-time and temporary employees. None of the Company's employees are represented by a labor union, nor has the Company experienced any work stoppage. The Company believes that it has good relations with its employees.

PROPERTIES

  The Company's principal executive and administrative offices and its sales and marketing, customer services and product development facilities are located in two buildings containing 102,000 square feet of office space and 85,000 square feet of office space, respectively, in Tucson, Arizona, which the Company leases from Any Travel. The lease for the 102,000 square foot building, which includes an adjacent two-level parking facility, currently requires monthly rental payments of $92,128 and expires in September 1996. The Company has an option to extend the lease for an additional five years. The Company occupies approximately 36,000 square feet of office space in the other building and subleases the remaining space to a number of subtenants. The lease for the second building currently requires monthly rental payments of $69,000 and expires in May 2004. Sunquest receives monthly rental payments under the subleases totaling approximately $40,000. The Company also owns a two-story building, containing approximately 18,000 square feet, in Johnstown, Pennsylvania, which it intends to use as an office facility. See "Certain Transactions."

  The Company believes that its facilities will be adequate for its current operations for at least the next twelve months.

  Borrowings under the Company's line of credit with Bank of America Arizona are secured by all of the Company's assets. The Company has also granted liens on all of its assets to a vendor to secure amounts due for the purchase of hardware and other equipment.

LEGAL PROCEEDINGS

  As of the date hereof, the Company is not a party to any proceedings the outcome of which, in the opinion of management, would have a material adverse effect on the Company's results of operations or financial condition.

  On June 20, 1995, the Company received a letter from the attorney for a software producer in California claiming that certain communications between the companies gave rise to a contract for, among other things, the development of a Sunquest radiology scheduling system using technology developed by the software producer. The letter alleged that the software producer had incurred damages of approximately $3.9 million as a result of Sunquest's breach of the alleged contract and further asserted that the software producer was prepared to commence litigation immediately. By letter of June 22, 1995, the attorney was informed of Sunquest's position that it had not entered into a contract with the software producer and that the asserted claim for breach of contract was meritless. To the Company's knowledge, no lawsuit has been filed. In the event that the alleged claim is pursued in court, the Company believes that the resolution of the claim will not have a material adverse effect on its results of operations or financial condition.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Company's directors and executive officers and their ages are as follows:

NAME                               AGE POSITION
- ----                               --- --------
Sidney A. Goldblatt..............   61 President, Chief Executive Officer and Director
Richard A. Wesson................   55 Chief Operating Officer
Nina M. Dmetruk..................   43 Executive Vice President-Chief Financial Officer
                                       and Director
R. Scott Holbrook................   48 Executive Vice President-Chief Marketplace Officer
James F. Garliepp................   44 Executive Vice President-Chief Technology Officer
Julie D. Klapstein...............   41 Executive Vice President-Chief Client Services and
                                       Business Management Officer
T. Paul Thomas...................   36 Senior Vice President-Marketing
Stanley J. Lehman................   42 Secretary and Director
Bradley L. Goldblatt.............   32 Treasurer and Director

  Within 90 days of the closing of this offering, the Company expects to have two directors who will be "independent" for purposes of the rules of the Nasdaq National Market. Failure to appoint such directors within such period could result in the removal of the Common Stock from quotation on the Nasdaq National Market.

  Sidney A. Goldblatt, M.D., a co-founder of the Company, has been President of the Company since 1986, Chief Executive Officer of the Company since December 1994 and a director of the Company since its formation in 1979. Dr. Goldblatt has been a director of Sunquest Europa since December 1992 and a managing director of Sunquest Germany since October 1994. Dr. Goldblatt also served as Chief Operating Officer of the Company from December 1992 to August 1994. Dr. Goldblatt has served as President and sole shareholder of S. Goldblatt Pathology Associates, P.C. since 1971.

  Richard A. Wesson, Ph.D. has been Chief Operating Officer since August 1994. From July 1990 until he joined the Company, Dr. Wesson was employed by Wyse Technology, a supplier of computer terminals, where he served as Vice President of Business Development and Strategic Management from July 1993 to June 1994, as Vice President of the Systems Division from February 1992 to July 1993 and as Vice President and General Manager of Advanced Systems from July 1990 to February 1992.

  Nina M. Dmetruk has been Executive Vice President-Chief Financial Officer since September 1991 and a director of the Company since December 1991. Effective May 26, 1996, Ms. Dmetruk entered into an employment agreement with the Company under which she agreed to serve as the Executive Vice President-Chief Financial Officer of the Company on a full-time basis. See "--Employment Agreements." During her earlier service as Executive Vice President-Chief Financial Officer, Ms. Dmetruk was not an employee of the Company and devoted approximately 60% to 80% of her time to the Company's business. Ms. Dmetruk has also served as the Executive Vice President and a director of Any Travel since April 1994 and of LabFUSION, Inc. ("LabFUSION") since March 1993. Ms. Dmetruk has served as a managing director of Sunquest Germany since July 1994 and as a director of Sunquest Europa since December 1993. From 1985 to September 1991, Ms. Dmetruk was a consultant to the Company. She is a CPA and a CFP and until May 1996 was the sole proprietor of an accounting firm for more than five years.

  R. Scott Holbrook has been Executive Vice President-Chief Marketplace Officer responsible for sales and marketing since December 1994. He joined the Company in January 1991, served as Senior Vice President responsible for laboratory product operations until December 1993 and as Senior Vice President responsible for all sales, marketing, support and implementation until December 1994. From 1988 to January 1991, Mr. Holbrook was employed by GTE Health Systems, Inc., a developer of hospital information systems.

  James F. Garliepp has been Executive Vice President-Chief Technology Officer since September 1991. Mr. Garliepp previously served as Senior Vice President-Technology from 1989 to September 1991 and served in various other positions from 1982 to 1989.

  Julie D. Klapstein has been Executive Vice President-Chief Client Services and Business Management Officer since March 1996. She joined the Company in February 1994 as Senior Vice President with the same duties. From February 1992 until joining the Company, Ms. Klapstein served as National Marketing and Sales and Client Support Manager of the hospital information systems unit of Shared Medical Systems Corporation. From June 1990 to February 1992, Ms. Klapstein served as Assistant Vice President of GTE Corporation and General Manager of GTE Health Systems, Inc.

  T. Paul Thomas joined the Company in May 1996 as Senior Vice President-Marketing. From October 1994 until he joined the Company, Mr. Thomas was employed by Apple Computer, Inc., where he served as Director of Channel Strategy from October 1994 to January 1996 and as Senior Director of Channel Marketing from January 1996 to April 1996. From November 1993 to October 1994, Mr. Thomas was employed by Artisoft, Inc., a hardware, software and systems sales and marketing company, where he served as Vice President of Channel Development from November 1993 to February 1994 and as Vice President of Worldwide Marketing from February 1994 to October 1994. From January 1990 to November 1993, Mr. Thomas was employed by Compaq Computer Corp., Inc., where he served as Manager of Sales Operations from January 1990 to January 1991, as Manager of Marketing Operations from January 1991 to September 1992 and as Director of Channel Development from September 1992 to November 1993.

  Stanley J. Lehman has been Secretary and a director of the Company since 1989. Mr. Lehman has also been Secretary of Any Travel and LabFUSION since March 1990 and March 1993, respectively; Secretary and a director of Sunquest Europa since December 1992; and a managing director of Sunquest Germany since October 1994. He has been an attorney with the firm of Klett Lieber Rooney & Schorling, a professional corporation that has served as general counsel to the Company, for more than five years.

  Bradley L. Goldblatt has been Treasurer and a director of the Company since December 1992. Mr. Goldblatt has also served as Vice President and a director of Any Travel and LabFUSION since April 1994, a director of Sunquest Europa since December 1992 and a managing director of Sunquest Germany since October 1994. From June 1991 to February 1993, he was a Research Laboratory Technician at the Eye and Ear Institute of Pittsburgh.

  The directors of the Company are elected annually and serve until their respective successors are elected and qualified. The executive officers of the Company are elected by and serve at the discretion of the Board of Directors. Bradley Goldblatt is the son of Dr. Goldblatt. There are no other family relationships among the directors and executive officers of the Company. Any Travel and LabFUSION are affiliates of the Company. Sunquest Europa and Sunquest Germany will become subsidiaries of the Company on the date of this Prospectus. See "The Company" and "Certain Transactions."

BOARD COMMITTEES

  It is expected that within 90 days after the closing of this offering, the Board of Directors will appoint a Compensation Committee and an Audit Committee. The Compensation Committee will provide recommendations concerning salaries and incentive compensation for employees of, and consultants to, the Company and will administer the Stock Incentive Plan of 1996. See "Stock Incentive Plan." Until the election of the Compensation Committee, the entire Board of Directors will continue to determine the compensation of the executive officers of the Company. The Audit Committee will review the results and scope of the annual audit of the Company's financial statements conducted by the Company's independent auditors, the scope of other services provided by the Company's independent auditors, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls. The Audit Committee will also make recommendations to the Board of Directors on the engagement of the independent auditors.

DIRECTOR COMPENSATION

  Each non-employee director of the Company serves without compensation but is reimbursed, upon request, for expenses incurred in attending meetings of the Board of Directors, except that Mr. Lehman's law firm receives fees at his regular professional hourly rate for time devoted to board meetings. Until she became an employee of the Company in May 1996, Ms. Dmetruk was also compensated at her regular hourly professional rate for time devoted to board meetings. Directors who are employees of the Company are not paid any separate fees for serving as directors.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid or accrued by the Company for services rendered in all capacities during the year ended December 31, 1995 by the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION
                                        --------------------       ALL OTHER
NAME AND PRINCIPAL POSITION (1)           SALARY     BONUS      COMPENSATION (2)
- -------------------------------         ---------- ---------    ----------------
Sidney A. Goldblatt...................    $208,000   $    --         $   --
 President and Chief Executive Officer
Richard A. Wesson.....................     195,000    26,000          1,186
 Chief Operating Officer
R. Scott Holbrook.....................     155,546    44,360(3)       2,636
 Executive Vice President-Chief
 Marketplace Officer
James F. Garliepp.....................     141,075    18,516          2,636
 Executive Vice President-Chief
 Technology Officer
Julie D. Klapstein....................     134,616    15,144          2,264
 Executive Vice President-Chief Client
 Services and
 Business Management Officer

- --------

(1) T. Paul Thomas, who joined the Company as Senior Vice President-Marketing in May 1996, currently receives an annual salary of $160,000. Nina M. Dmetruk, the Company's Executive Vice President-Chief Financial Officer, became a full-time employee of the Company in May 1996 and currently receives an annual salary of $220,000 and other benefits under the terms of her employment agreement. See "--Employment Agreements."

(2) Represents contributions by the Company to the Company's profit sharing plan for the account of the Named Executive Officer. See "--Profit Sharing Plan."

(3) Paid under Mr. Holbrook's employment agreement. See "--Employment
    Agreements."

  On the date of this Prospectus, the Company will grant options under the Stock Incentive Plan of 1996 to purchase 108,718, 52,521, 52,521, 52,521,
7,878 and 126,050 shares of Common Stock to Dr. Wesson, Mr. Holbrook, Mr. Garliepp, Ms. Klapstein, Mr. Thomas, and Ms. Dmetruk, respectively, at an exercise price equal to the initial public offering price of the Common Stock offered hereby. For certain conditions on the grants of options to Dr. Wesson and Mr. Holbrook, see "--Employment Agreements."

PROFIT SHARING PLAN

  The Company maintains the Sunquest Information Systems, Inc. Profit Sharing Plan (the "Plan"), which is qualified under Section 401(k) of the Code. The Plan is administered by the Company. Dr. Sidney A. Goldblatt is the sole trustee of the trust fund established by the Company to manage and administer the amounts contributed to the Plan. The Plan covers all employees of the Company and the affiliates of the Company that have adopted the Plan, but excludes employees covered by any collective bargaining agreement unless that agreement provides for their participation. An eligible employee begins participation in the Plan on the first day of the month following the date he or she has both attained age 21 and completed at least 1,000 hours of service in a computation period of 12 consecutive months.

  Each participant may elect to contribute a percentage of his or her compensation to the Plan on a pre-tax basis (up to a statutorily prescribed limit, which was $9,240 for 1995). The Company, in its discretion, may elect to make qualified non-elective contributions to the Plan. Any qualified non-elective contributions for a Plan year are allocated among the participants in proportion to their compensation for the Plan year. Participants direct the investment of these contributions in various investment funds designated by the Company for the investment of the contributions. The contributions made by the participants and the qualified non-elective contributions allocated to the participant, and the earnings thereon, are fully vested at all times.

  The Company, in its discretion, may also elect to make matching contributions or profit sharing contributions to the Plan. Any matching contributions are allocated to participants who made contributions to the Plan in proportion to the contributions made by the participants in a manner that does not discriminate against or in favor of highly compensated employees. Any profit sharing contributions for a Plan year are allocated among the participants who are employed at the end of the Plan year and who have completed at least 1,000 hours of service in the Plan year in proportion to their compensation for the Plan year. The matching and profit sharing contributions allocated to a participant are invested by the Company on the participant's behalf in a trust fund, and the participant is fully vested in those contributions and the earnings thereon after five years of service with the Company, or if earlier, upon attainment of age 65, disability or death while employed by the Company (and if not vested before then).

  The vested contributions made by or allocated to a participant and the earnings thereon are generally distributed in a single sum to the participant upon the participant's retirement, disability or termination of employment with the Company, or to the participant's beneficiary upon the participant's death. Prior to age 59 1/2, a participant may withdraw his or her contributions in certain prescribed cases of financial hardship. Upon attaining age 59 1/2, a participant may withdraw his or her contributions and the earnings thereon at any time.

  The Plan contains provisions which take effect if the Plan (or any group of qualified plans of the Company) is determined to be "top-heavy." In general, these provisions accelerate the vesting schedule with respect to matching and profit-sharing contributions by the Company and require the Company to make certain mandatory minimum contributions to the accounts of certain non-key employees in any year in which the Plan (or such group) is top-heavy.

STOCK INCENTIVE PLAN

  The Company's Stock Incentive Plan of 1996 (the "Incentive Plan") authorizes the issuance of up to 2,500,000 shares of Common Stock pursuant to stock options or other awards granted to employees and independent contractors of the Company and its subsidiaries. The Incentive Plan will expire in March 2006 unless earlier terminated by the Board of Directors. The Incentive Plan is to be administered by a committee of two or more directors (the "Committee") which will select the optionees and other participants and determine the terms and provisions of each option grant or other award, within the parameters set forth in the Incentive Plan. Upon appointment, the Compensation Committee will serve as the Committee under the Incentive Plan.

  Each option granted under the Incentive Plan may qualify as an "incentive stock option" within the meaning of the Code or may not so qualify, as determined by the Committee. The exercise price of the options must be at least the fair market value of the Common Stock on the date the option is granted, and each option must expire no later than ten years from the date of grant. To exercise an option, the optionee must deliver to the Company full payment for the shares purchased, provided that the Committee may in its discretion (i) accept as payment shares of Common Stock having a market value equal to the purchase price of the shares being purchased or (ii) permit the optionee to surrender the option in exchange for a payment from the Company (in cash or shares of Common Stock, or both) equal to the excess of the market price of the Common Stock on the date of surrender over the exercise price of the option, multiplied by the number of options being exercised.

  The Committee is authorized to grant stock appreciation rights ("SARs") separate from or in tandem with any stock option granted under the Incentive Plan. Upon the exercise of an SAR, the holder will be entitled to receive an amount equal to the difference between the price per share assigned to the SAR, or the exercise price per share of any related stock option, and the fair market value of the Common Stock on the day preceding the date of exercise. Such amount may be paid in cash or Common Stock, or both. The exercise of a tandem SAR will result in a pro rata surrender of the related stock option, and the exercise of a related stock option will result in a pro rata surrender of the tandem SAR.

  The Committee is also authorized to grant shares of Common Stock under the Incentive Plan with such terms, conditions and restrictions, consistent with the purposes of the Incentive Plan, as it may determine.

  The Board of Directors may amend or discontinue the Incentive Plan at any time without shareholder approval, except where such approval is required to comply with certain rules promulgated under Section 16 of the Securities Exchange Act of 1934, as amended.

  Prior to the date of this Prospectus, no options or other awards have been granted under the Incentive Plan. On the date of this Prospectus, the Company will grant options under the Incentive Plan to purchase an aggregate of up to 790,000 shares of Common Stock at an exercise price equal to the initial public offering price, as set forth in the following table. The options will not be exercisable until May, 1998.

                               NEW PLAN BENEFITS
                         STOCK INCENTIVE PLAN OF 1996

NAME AND POSITION                       DOLLAR VALUE NUMBER OF SHARES OPTIONED
- -----------------                       ------------ -------------------------
Richard A. Wesson......................     (1)               108,718(2)
 Chief Operating Officer
R. Scott Holbrook......................     (1)                52,521(2)
 Executive Vice President-Chief
Marketplace Officer
James F. Garliepp......................     (1)                52,521
 Executive Vice President-Chief
Technology Officer
Julie D. Klapstein.....................     (1)                52,521
 Executive Vice President-Chief Client
 Services and Business Management
 Officer
All executive officers as a group (9
 persons)(3)...........................     (1)               400,209
All employees as a group (563
 persons)(4)...........................     (1)               790,000

- --------

(1) The dollar values of the awards are not determinable at this time. Although the options will be granted at an exercise price equal to the initial public offering price of the Common Stock, no market price information with respect to the Common Stock will be available as of the date of this Prospectus because the Common Stock will not have been publicly traded prior to such date.

(2) For certain conditions on the grants of options to Dr. Wesson and Mr. Holbrook, see "--Employment Agreements."

(3) Nina M. Dmetruk, the Company's Executive Vice President-Chief Financial Officer, will receive an option to purchase 126,050 shares of Common Stock. T. Paul Thomas, the Company's Senior Vice President- Marketing, will receive an option to purchase 7,878 shares of Common Stock. See footnote 1 to this table.

(4) The number of employees is given as of April 30, 1996. The number of shares optioned for all employees as a group represents the maximum number of shares of Common Stock as to which the Company may grant options on the date of this Prospectus.

EMPLOYEE STOCK PURCHASE PLAN

  The Company's Employee Stock Purchase Plan (the "Purchase Plan") authorizes the sale of up to 450,000 shares of Common Stock to participating employees of the Company and its subsidiaries. The Purchase Plan is open to all employees who are regularly scheduled to work more than 20 hours per week and have completed at least one year of service, except those who own shares possessing 5% or more of the total combined voting power or value of all outstanding shares of all classes of equity securities of the Company. The first offering period under the Purchase Plan will commence on July 1, 1996 and terminate on September 30, 1996. Thereafter, offerings will commence on the first day of each calendar quarter and end on the last day of the same calendar quarter. The Purchase Plan will expire in March 2016 unless earlier terminated by the Board of Directors.

  Employees who wish to participate in an offering must elect to have deductions made from their pay for each pay period of between 1% to 10% of their base pay (but not less than $10). On the last day of the offering period, the participant is deemed to have purchased from the Company such number of shares of Common Stock as his or her accumulated payroll deductions would buy at a price equal to 90% of the fair market value of the Common Stock on the first business day of the offering period. No employee may participate in an offering if such participation would permit his or her rights to purchase Common Stock under the Purchase Plan and any similar employee stock purchase plans of the Company to accrue at a rate which exceeds $25,000 of fair market value of Common Stock for the calendar year in which the offering is made.

EMPLOYMENT AGREEMENTS

  The Company has an employment agreement with Dr. Richard A. Wesson under which he agreed to serve as Chief Operating Officer of the Company at a base annual salary of $195,000. The agreement is terminable by either party upon 30 days written notice and by the Company immediately for cause or for Dr. Wesson's breach of his agreement not to compete with the Company. Dr. Wesson is entitled to participate in any discretionary bonuses paid to officers in general and is also entitled to a long term incentive bonus if the sum of the net income and net loss of the Company and LabFUSION ("Net Profit") for 1995, 1996, 1997 or 1998 exceeds the Net Profit for 1993. If the Net Profit for any one of those years is two times the Net Profit for 1993, the bonus is $750,000; if three times the Net Profit for 1993, the bonus includes an additional $500,000; and if four times the Net Profit for 1993, the bonus includes an additional $1,000,000. The maximum long term incentive bonus that Dr. Wesson may receive is $2,250,000 in the aggregate, and is payable only if Dr. Wesson is in the Company's employ on December 31, 1998. However, if Dr. Wesson's employment is terminated by the Company without cause (as defined) or by reason of death or disability, then he will be entitled to any bonus which may have accrued as of the date of such termination, reduced by 60% if the termination occurs during 1996, by 40% if the termination occurs during 1997 and by 20% if the termination occurs during 1998. Dr. Wesson was not entitled to a long-term incentive bonus for 1995. On or before the closing of this offering, the Company and Dr. Wesson will enter into an agreement under which Dr. Wesson will relinquish his right to collect any long term incentive bonus under his employment agreement upon the grant of options to purchase 108,718 shares of Common Stock at the initial public offering price. If the Company terminates Dr. Wesson's employment without cause during the first year, during the second year or after the second year of employment, the agreement entitles Dr. Wesson to receive severance payments equal to two, three or four months, respectively, of his salary and benefits.

  The Company also has an employment agreement with Scott Holbrook under which he agreed to serve as an Executive Vice President of the Company at a base annual salary of $150,000, subject to annual adjustments based on the consumer price index. For 1994 and 1995, Mr. Holbrook was entitled to bonuses equal to 0.2% of the Company's gross profit (as defined, including the gross profit from sales of LabFUSION products) or, in the event certain discounts exceed a predetermined level, a bonus equal to 0.15% of the Company's gross profit. For 1995, Mr. Holbrook earned a bonus of $44,360 pursuant to the foregoing formula. Mr. Holbrook is also entitled to receive: (i) deferred compensation of $350,000 if the Company's gross profit for 1996 is at least 1.73 times the gross profit of the Company and LabFUSION for 1993; and (ii) additional deferred compensation of $650,000 if the Company's gross profit for 1998 is at least 2.5 times the gross profit of the Company and LabFUSION for 1993. The deferred compensation for 1996 will be payable only if Mr. Holbrook is in the Company's employ on January 1, 1997, and the deferred compensation for 1998 will be payable only if he is in the Company's employ on January 1, 1999, unless his employment is terminated by the Company for other than cause or because of his death or total disability. On or before the closing of this offering, the Company and Mr. Holbrook will enter into an agreement under which Mr. Holbrook will relinquish his right to collect any deferred compensation under his employment agreement upon the grant of options to purchase 52,521 shares of Common Stock at the initial public offering price.

  Effective May 26, 1996, the Company entered into an employment agreement with Nina M. Dmetruk under which she agreed to serve as the Company's Executive Vice President-Chief Financial Officer at a base annual salary of $220,000. The agreement is terminable by either party upon 90 days' written notice and by the Company immediately for cause, including any breach by Ms. Dmetruk of her agreement not to compete with the Company, as described below. Ms. Dmetruk agreed to devote her full working time to the Company's business, except that during the first six months of her employment she may devote a reasonable amount of time to winding down her accounting practice, with an appropriate reduction of her base compensation for time devoted to that activity. Ms. Dmetruk is entitled to participate in any discretionary bonuses paid to officers in general. Under the terms of the employment agreement, Ms. Dmetruk will receive, upon the closing of this offering, an option under the Incentive Plan to purchase 126,050 shares of Common Stock at the initial public offering price. Ms. Dmetruk will be entitled to $1.2 million in severance pay in the event that the employment agreement is terminated: (i) by the Company at any time for other than cause; (ii) by Ms. Dmetruk within 90 days of such time as Sidney A. Goldblatt, Bradley L. Goldblatt, Curtis S. Goldblatt and Jodi Beth Gottlieb, and trusts created for their benefit, cease to own, directly or indirectly, fifty percent or more of the outstanding stock of the Company; or (iii) by Ms. Dmetruk because of a material breach of the agreement by the Company which has not been corrected by the Company within ten days' written notice of such breach or because of certain gross negligence, willful misconduct or malfeasance by the Company which is determined to be detrimental to Ms. Dmetruk.

  The employment agreements also contain covenants prohibiting the improper disclosure or use by the employees of the Company's proprietary information as well as provisions assigning to the Company all inventions and discoveries made, conceived, learned or reduced to practice by the employees during and in connection with their employment by the Company. Each of Dr. Wesson, Mr. Holbrook and Ms. Dmetruk has agreed that during the term of his or her employment and for a period of one year thereafter he or she will not become involved directly or indirectly with certain named competitors of the Company, solicit or induce any employee of the Company to leave the Company, or solicit, trade with or otherwise do business with any client of the Company with regard to products or services that compete with the products or services offered by the Company during the employee's employment or any products which the employee knows are being developed by the Company during his or her employment.

  As of March 28, 1996, LabFUSION and the Company entered into an agreement under which LabFUSION agreed to reimburse the Company for any portion of a bonus payable to Dr. Wesson or Mr. Holbrook that is attributable to net income or gross profit of LabFUSION.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Except as contemplated by the agreements described under "Employment Agreements" above, the compensation of the officers of the Company for the year ended December 31, 1995 was determined by the Board of Directors, composed of Dr. Sidney A. Goldblatt, Nina M. Dmetruk, Stanley J. Lehman and Bradley L. Goldblatt, each of whom participated in the deliberations of the Board of Directors concerning the compensation of the executive officers of the Company. Dr. Goldblatt, Ms. Dmetruk and Bradley L. Goldblatt are executive officers of the Company; none of these individuals participated in deliberations concerning his or her own compensation.

  Certain interlocking relationships exist between the directors and executive officers of the Company and the directors and executive officers of four other corporations: Any Travel, LabFUSION, Sunquest Europa and Sunquest Germany. Ms. Dmetruk and Bradley L. Goldblatt are directors and executive officers of Any Travel and LabFusion; each of Dr. Goldblatt, Ms. Dmetruk, Mr. Lehman and Bradley L. Goldblatt is a director of Sunquest Europa and a managing director of Sunquest Germany; and Mr. Lehman is the sole executive officer of Sunquest Europa. The outstanding shares of Any Travel and LabFUSION are held one-third by Bradley L. Goldblatt, Dr. Goldblatt and Ms. Dmetruk, as trustees for the benefit of Bradley L. Goldblatt (the "BLG Trust"); one-third by Bradley L. Goldblatt, Dr. Goldblatt and Ms. Dmetruk, as trustees for the benefit of Curtis S. Goldblatt (the "CSG Trust"); and one-third by Jodi Beth Gottlieb, Dr. Goldblatt and Ms. Dmetruk, as trustees for the benefit of Jodi Beth Gottlieb (the "JBG Trust"). The BLG Trust, the CSG Trust and the JBG Trust are collectively referred to herein as the "Trusts." Dr. Goldblatt is the father of Bradley L. Goldblatt, Curtis S. Goldblatt and Jodi Beth Gottlieb. See "Certain Transactions" and "Principal Shareholders."

                             CERTAIN TRANSACTIONS

  Sunquest's principal administrative, sales and marketing, customer services and product development facilities are located in two buildings in Tucson, Arizona which are owned by Any Travel. One of the buildings is located at 4801 East Broadway Boulevard (the "Broadway Property") and the other is located at 1121-1161 North El Dorado Place (the "El Dorado Property"). The Company purchased the Broadway Property on September 16, 1991 and immediately sold it to Broadway Enterprises, Inc., a special purpose company owned by the Trusts ("Broadway Enterprises"), for a ten-year promissory note in the principal amount of $5,165,000, the same consideration paid by the Company for the purchase of the Broadway property, and bearing interest at a rate of 10.0% per year (the "First Note"). Simultaneously with the sale, the Company leased the Broadway Property from Broadway Enterprises. On September 17, 1991, Broadway Enterprises conveyed the Broadway Property to Any Travel in exchange for Any Travel's agreement to assume Broadway Enterprises' obligations under the lease and the First Note. The lease provides for an initial term of five years at a triple-net annual rent of $1,020,760, subject to adjustment in accordance with a formula based on the consumer price index. Such annual rental was determined in accordance with an independent appraisal of the appropriate fair rental value of the property. The Company has an option to renew the lease for an additional five-year term. During 1993, 1994 and 1995, the Company paid Any Travel rent of $1,020,760, $1,028,790 and $1,066,053, respectively. For the three months ended March 31, 1996, the Company paid Any Travel rent of $276,384.

  In June 1992, Any Travel agreed to prepay $3,450,000 under the First Note in exchange for a 2.0% reduction in the interest rate on the remaining balance. Upon the prepayment, the Company canceled the First Note and Any Travel issued to the Company a new ten-year promissory note in the principal amount of $1,539,413 and bearing interest at the rate of 8.0% per year (the "Second Note"). The Second Note requires monthly principal and interest payments of $18,743, matures July 15, 2002 and may be paid at any time without penalty. During each of 1993, 1994 and 1995, Any Travel paid the Company $224,914 under the Second Note. During the three months ended March 31, 1996, Any Travel paid the Company $56,229 under the Second Note. The Second Note will be paid in full on the thirtieth business day following the closing of this offering.

  In order to make the prepayment, Any Travel borrowed $3,450,000 from the Bank of America Arizona. Bank of America's loan was secured by a mortgage on the Broadway Property, a mortgage note in the principal amount of $3,450,000 (the "Mortgage Note") and a guaranty by the Company of all payments required under the Mortgage Note. The Mortgage Note requires monthly principal payments of $11,500 with interest at an annual rate equal to 3.25% over the one-year Treasury rate, matures July 1, 1997 and may be prepaid at any time without penalty. Any Travel may extend the maturity date to July 1, 2002 upon payment of a $34,500 fee. The unpaid principal balance of the Mortgage Note at March 31, 1996 was $3,280,000.

  In February 1994, the Company agreed to purchase the El Dorado Property for $3,100,000. Prior to the closing in May 1994, the Company assigned to Any Travel all of its rights and obligations under the purchase agreement and loaned Any Travel $3,116,813 to fund the purchase of the property. Despite the assignment, the Company remains liable for the performance of its obligations under the purchase agreement. At the time of closing, Any Travel issued a seven-year promissory note to the Company in the principal amount of $3,116,813 and bearing interest at the rate of 8.5% per year (the "El Dorado Note"), leased the entire premises to the Company under a ten-year, triple net lease (the "El Dorado Lease"), and assigned to the Company the existing tenant leases. Monthly rentals under the El Dorado Lease are currently $69,000 and are subject to future adjustment in accordance with a formula based on the consumer price index. Such monthly rentals were determined in accordance with an independent appraisal of the appropriate fair rental value of the property. The El Dorado Note requires monthly principal and interest payments of $49,012, matures May 1, 2001 and may be prepaid at any time without penalty. The unpaid principal balance at March 31, 1996 was $2,483,837. The El Dorado Note will be paid in full on the thirtieth business day following the closing of this offering.

  Jodi Beth Gottlieb, the daughter of Dr. Goldblatt and the beneficial owner of approximately 13.7% of the Common Stock of the Company, is a director, beneficial stockholder and President of Any Travel. The Company uses Any Travel as its travel agent on an on-going basis.

  On August 7, 1995, the Trusts purchased the Westmont Professional Building from Westmont Professional Building Associates, a general partnership of which Dr. Goldblatt owned a 30.0% interest. Dr. Goldblatt loaned the Trusts $380,000 to fund the purchase. Subsequently, the Company agreed to purchase the Westmont Professional Building from the Trusts as of September 1, 1995. As consideration for the purchase, the Company agreed to assume the Trusts' obligation to repay the $380,000 loan to Dr. Goldblatt and, as evidence of such obligation, issued to Dr. Goldblatt a promissory note in the principal amount of $380,000 bearing interest at the rate of 7.0% per year. Sunquest has managed the Westmont Professional Building from August 7, 1995 to present. All principal and interest under the promissory note were paid in full on March 4, 1996.

  The Company provides management services to LabFUSION for which LabFUSION paid fees of $120,000, $140,000, $240,000 and $60,000 in 1993, 1994, 1995 and
the three months ended March 31, 1996, respectively. As of March 28, 1996, the Company and LabFUSION entered into an agreement, terminable by either party on 30 days' notice, under which the Company will provide management services to LabFUSION for $20,000 per month.

  In March 1993, the Company executed an agreement to purchase certain assets, properties and rights related to the LabFUSION software from Health Care Affiliated Services, Inc. for a minimum of $800,000, payable in equal quarterly installments from 1993 to 1996. Subsequently in March 1993, the Company assigned its rights and obligations under the purchase agreement to LabFUSION. The Company markets and licenses LabFUSION's products.

  In April 1993, the Company granted LabFUSION a non-exclusive, royalty-free license to use its registered sun and mountain logo trademark. The Company may terminate the license upon 90 days' notice to LabFUSION.

  On March 26, 1987, the Company purchased two insurance policies on the life of Dr. Goldblatt having a total face value of $10,000,000. In connection with the distribution of dividends declared in December 1995, the Company conveyed these life insurance policies to Dr. Goldblatt in lieu of $1,460,000 that he was entitled to receive as a dividend.

  The Company markets its products in the United Kingdom and Germany through Sunquest Europa, a United Kingdom corporation formed by the Trusts in December 1992. Sunquest Europa agreed to pay Sunquest a monthly license fee equal to 50% of its software license and maintenance revenues, which fee amounted to $286,557, $401,601 and $151,288 in 1994, 1995 and the three months ended March
31, 1996, respectively. As of March 31, 1996, Sunquest Europa owed the Company $839,446 in unpaid fees. In October 1994, the Trusts formed Sunquest Germany to market the Company's products in Germany. No sales have as yet been made by that company. As of March 31, 1996, the Company had loaned Sunquest Germany $90,732 to cover start-up costs. On the date of this Prospectus, the Trusts will transfer to the Company all of the outstanding stock of Sunquest Europa and Sunquest Germany as a capital contribution. Accordingly, these transactions between the Company and each of Sunquest Europa and Sunquest Germany have been eliminated in the preparation of the Combined Financial Statements. See Note 1 of Notes to Combined Financial Statements.

  On April 30, 1996, the Company entered into the Tax Indemnification Agreement with Dr. Goldblatt and the Trusts. See "S Corporation Distributions and Termination of S Corporation Status."

  On or before the closing of this offering, the Company will adopt a policy that all future transactions between the Company and its officers, directors, principal shareholders and their affiliates shall be on terms no less favorable to the Company than could be obtained by the Company from unrelated third parties, and shall be approved by a majority of the outside independent and disinterested directors. This policy will not, however, apply to transactions entered into before the adoption of the policy or to renewals of existing transactions on similar terms.

  For a description of certain employment arrangements between the Company and certain executive officers, see "Management--Employment Agreements."

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 15, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by: (i) each director of the Company; (ii) each Named Executive Officer; (iii) each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; and (iv) all of the Company's directors and executive officers as a group. Beneficial ownership for purposes of the table means sole or shared voting or investment power with respect to the shares.

                                               PERCENT OF SHARES BENEFICIALLY OWNED
                                               ------------------------------------
DIRECTORS, NAMED EXECUTIVE      NUMBER OF
       OFFICERS AND               SHARES
FIVE PERCENT SHAREHOLDERS   BENEFICIALLY OWNED PRIOR TO OFFERING AFTER OFFERING (1)
- --------------------------  ------------------ ----------------- ------------------
Sidney A. Goldblatt
 (2)....................      11,904,000(3)          100.0%             79.9%
Nina M. Dmetruk (2).....       4,909,140(4)           41.2              32.9
Bradley L. Goldblatt
 (2)....................       3,272,760(5)           27.5              22.0
Jodi Beth Gottlieb (6)..       1,636,380(7)           13.7              11.0
Stanley J. Lehman (2)...               --               --                --
Richard A. Wesson.......               --               --                --
R. Scott Holbrook.......               --               --                --
James F. Garliepp.......               --               --                --
Julie D. Klapstein......               --               --                --
All directors and
 executive officers
 as a group (9
 persons)...............      11,904,000(8)          100.0%             79.9%

- --------
(1) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, then the percent of shares beneficially owned after the offering will be: Dr. Goldblatt, 77.5%; Ms. Dmetruk, 32.0%; Bradley Goldblatt, 21.3%; Ms. Gottlieb, 10.7%; and all directors and executive officers as a group, 77.5%. The number of shares of Common Stock outstanding prior to this offering consists of 11,904,000 shares of Common Stock. The number of shares of Common Stock outstanding after this offering also includes the shares being offered hereby.
(2) Address is c/o the Company, 1407 Eisenhower Boulevard, Suite 200, Johnstown, Pennsylvania 15904.
(3) Includes 1,636,380 shares held by each of the BLG Trust, the CSG Trust and the JBG Trust. Dr. Goldblatt is a trustee of each of the Trusts with shared investment power but no voting power with respect to the shares held by the Trusts.
(4) Consists of 1,636,380 shares held by each of the BLG Trust, the CSG Trust and the JBG Trust. Ms. Dmetruk is a trustee of each of the Trusts with shared investment power and shared voting power with respect to all of such shares.
(5) Consists of 1,636,380 shares held by each of the BLG Trust and the CSG Trust. Bradley Goldblatt is a trustee of each of such Trusts with shared investment power and shared voting power with respect to all of such shares.
(6) Address is c/o Any Travel, 1181 North El Dorado Place, Tucson, Arizona
    85715.
(7) Consists of 1,636,380 shares held by the JBG Trust. Jodi Beth Gottlieb is a trustee of the JBG Trust with shared investment power and shared voting power with respect to all of such shares.
(8) See Notes 3, 4 and 5 above.

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  The Company is authorized to issue up to 35,000,000 shares of Common Stock having no par value. As of the date of this Prospectus, the Company has 11,904,000 shares of Common Stock issued and outstanding. An additional 2,500,000 shares and 450,000 shares of Common Stock are reserved for issuance under the Incentive Plan and the Purchase Plan, respectively. On the date of this Prospectus, the Company will grant options to purchase a total of up to 790,000 shares of Common Stock to certain officers and other employees of the Company under the Incentive Plan. See "Management--Stock Incentive Plan." There are currently four shareholders of record. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each shareholder is entitled to one vote per share on all matters to be voted on by shareholders. There is no cumulative voting in the election of directors. The Common Stock is not entitled to preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to holders of Common Stock will be distributed ratably among such holders. All of the outstanding shares of Common Stock are, and all shares sold in this offering when issued will be, duly authorized, validly issued, fully paid and non-assessable.

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a public market will develop after the closing of this offering. See "Risk Factors--Existence of Additional Authorized but Unissued Shares," "--Shares Eligible for Future Sale," "--No Prior Public Market; Possible Volatility of Stock Price" and "Shares Eligible for Future Sale."

PREFERRED STOCK

  The Company is authorized to issue up to 15,000,000 shares of Preferred Stock having no par value. The Preferred Stock may be issued in one or more classes or series and to determine the designation and number of shares of the class or series and the voting rights, preferences, limitations and special rights, if any, of the shares of the class or series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation; could dilute the equity interest of holders of Common Stock to the extent Preferred Stock is converted into Common Stock; and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors--Existence of Additional Authorized but Unissued Shares."

LIMITATIONS ON DIRECTOR LIABILITY AND INDEMNIFICATION

  As permitted by the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), the Articles and Bylaws of the Company provide that a director shall not be personally liable, in such capacity, for monetary damages for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of a director under the BCL and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation of liability does not apply to the responsibility or liability of a director pursuant to any criminal statute or to the liability of a director for the payment of taxes pursuant to local, state or federal laws.

  The Bylaws of the Company also provide that every person who is or was a director or officer of the Company, or who is identified by the Company as an indemnified representative, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities incurred in connection with any proceeding in which he or she may be involved by reason of the fact that he or she is or was serving in an indemnified capacity. This indemnification does not apply where the conduct giving rise to the claim is finally determined by a court or in arbitration to have constituted willful misconduct or recklessness, or to have involved the receipt from the Company of a personal benefit to which the officer or director was not entitled, or where such indemnification has been determined in a final adjudication to be unlawful. The Company may create a fund, trust or other arrangement, or maintain insurance, to secure the indemnification. In addition, the Company is required to pay the expenses of defending any such claim in advance of final adjudication upon the receipt of an undertaking by the director or officer to repay such advanced amounts if it is ultimately determined that the director or officer is not entitled to indemnification.

ANTI-TAKEOVER PROVISIONS OF PENNSYLVANIA LAW

  Upon the registration of this offering of securities, the Company will become a "registered corporation" subject to various statutory anti-takeover provisions of the BCL.

  The BCL imposes certain requirements on registered corporations for approval of certain transactions with "interested shareholders." For purposes of this provision, an interested shareholder is defined as a shareholder who is a party to the relevant transaction or who is treated differently from other shareholders, as well as any person or group acting in concert with an interested shareholder or in a control relationship with such a shareholder. Transactions covered by this provision must be approved by the affirmative vote of at least a majority of votes that all shareholders, other than the interested shareholder, are entitled to cast with respect to the transaction, without counting the vote of the interested shareholder. This provision applies to any of the following transactions: (i) a merger, consolidation, share exchange or sale of assets involving a registered corporation or a subsidiary thereof and a shareholder of a registered corporation; (ii) a division of the registered corporation in which the interested shareholder receives a disproportionate amount of any of the shares or other securities of any corporation surviving or resulting from the plan of division; (iii) any transaction related to the voluntary dissolution and winding up of the registered corporation in which a shareholder is treated differently from other shareholders of the same class, with certain exceptions for dissenting shareholders; or (iv) an amendment of the articles of incorporation in which the percentage of voting or economic share interest in the registered corporation of a shareholder is materially increased relative to substantially all other shareholders. Certain exceptions to these requirements apply where:
(i) the transaction is approved by a majority of non-interested directors;
(ii) the consideration paid by the interested shareholder to acquire shares of a certain class is not greater than the consideration to be received by other shareholders for shares of that class; or (iii) the transaction is effected pursuant to a plan of merger or consolidation approved by the board of directors and immediately prior to the adoption of such plan and at all times thereafter prior to its effective date, another corporation that is a party to the merger or consolidation owns directly or indirectly 80% or more of the outstanding shares of each class of the registered corporation.

  The BCL also provides that if any person or group acquires 20% or more of the voting power of a registered corporation, with certain exceptions, the remaining shareholders may elect to sell their shares to such person or group for the fair value of the shares, including a proportionate amount of any control premium.

  Furthermore, the BCL imposes requirements on "business combinations" between an "interested shareholder" and a registered corporation. The term "business combination" is defined to include: (i) certain mergers, consolidations, share exchanges or divisions of the corporation involving the interested shareholder; (ii) certain sales, leases and other dispositions of assets of the corporation or a subsidiary in certain quantities involving the interested shareholder; (iii) the issuance or transfer of shares of the corporation or a subsidiary in certain quantities to the interested shareholder, with certain exceptions; (iv) the adoption of a plan or proposal of liquidation or dissolution proposed by or pursuant to an agreement with the interested shareholder; (v) certain reclassifications of securities or recapitalizations of the corporation and certain mergers or consolidations of the corporation or other transactions that increase the voting power of the interested shareholder; and (vi) the receipt by the interested shareholder of the benefit of any loans or other financial assistance or any tax advantages from the corporation. For purposes of this provision, an "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares, and affiliates or associates of the interested shareholder are included with the interested shareholder. A registered corporation may only engage in such transactions with an interested shareholder where the transaction has been approved under one of the following procedures: (i) by the board of directors prior to the interested shareholder becoming such or following the acquisition of that status if the acquisition was approved in advance by the board of directors; (ii) by a majority of votes exclusive of the votes controlled by the interested shareholder at a meeting of shareholders no earlier than three months after the interested shareholder became the beneficial owner of shares entitling it to cast at least 80% of the votes of shareholders in a directors' election, with certain other conditions;
(iii) by the vote of the holders of all outstanding common shares; (iv) by the vote of shareholders entitled to cast a majority of votes, excluding votes controlled by the interested shareholder, not less than five years after the interested shareholder's acquisition; or

(v) by a majority vote of all shareholders not less than five years after the interested shareholder's acquisition, subject to certain other conditions.

  A corporation may exempt itself from the provisions described in the foregoing three paragraphs by amendment to its articles of incorporation, subject to certain limitations. The Company has not exempted itself from any of these provisions.

  The BCL also bars, with certain exceptions, a person who has acquired 20% or more of the voting power of a registered corporation (a "controlling person") from voting such shares unless the "disinterested" shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of such shares to the issuer. If shareholder approval is obtained, the corporation must provide minimum severance payments to certain employees terminated within 90 days before and two years after the approval. The corporation also becomes subject to a prohibition on the abrogation of certain labor contracts prior to their stated date of expiration where such abrogation results from certain business combination transactions.

  The BCL may require disgorgement of profits in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation or (ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. With certain exceptions, any profits from sales of equity securities of the corporation of the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

  A corporation may exempt itself from the provisions described in the foregoing two paragraphs by amending its articles of incorporation within 90 days after becoming a registered corporation. The Company does not intend to exempt itself from these provisions.

  In addition, the BCL permits an amendment of the corporation's articles of incorporation, or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters' rights.

  The BCL also provides that directors may, in discharging their duties, consider the interests of a number of different constituencies, including shareholders, employees, suppliers, customers, creditors and the communities in which the corporation is located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies' interests. The BCL expressly provides that directors do not violate their fiduciary duties solely by relying upon the anti-takeover provisions of the BCL.

  Finally, Pennsylvania law requires registration with the Pennsylvania Securities Commission before an acquisition of or offer to acquire more than five percent of any class of outstanding securities of a Pennsylvania corporation.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services, L.L.C., Pittsburgh, Pennsylvania.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, 14,904,000 shares of Common Stock will be outstanding (assuming no exercise of the Underwriters' over-allotment option). The shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by an "affiliate" of the Company as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations of Rule 144 described below.

  Immediately prior to the closing of the offering, 11,904,000 shares of Common Stock will be outstanding. These shares were issued by the Company in private placement transactions or to effectuate a stock split. All of these shares will be owned by holders that either will constitute "affiliates" of the Company within the meaning of Rule 144 or will enter into agreements with the Company and the Representatives providing that such holders will sell shares only in accordance with volume limitations identical to those set forth in Rule 144. See "Principal Shareholders." Commencing 180 days after the date of this Prospectus, these shares will be available for sale in the public market, subject to the volume and manner of sale restrictions imposed by Rule 144 or subject to the volume limitations of such agreements.

  In general, under Rule 144 as currently in effect, a shareholder who has beneficially owned for at least two years shares privately acquired directly or indirectly from the Company or from an affiliate of the Company, and persons who are affiliates of the Company who have acquired the shares in the public market, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the outstanding shares of Common Stock (approximately 149,040 shares immediately after the closing of this offering, or approximately 153,540 shares if the Underwriters' over-allotment option is exercised in full); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about the Company.

  The Company, each of its directors and executive officers, and each of the holders of outstanding shares of Common Stock have agreed with the Underwriters not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for, or any right to purchase or acquire, shares of Common Stock for a period of 180 days following the date of this Prospectus without the prior written consent of Volpe, Welty & Company, except for the grant or exercise of options pursuant to the Incentive Plan and the Purchase Plan, each as currently in effect.

  On the date of this Prospectus, there will be outstanding options to purchase up to 790,000 shares of Common Stock, none of which will vest within 180 days following the date of this Prospectus. The Company has undertaken not to accelerate the vesting of any options within such period. As soon as practicable after the closing of this offering, the Company intends to file a registration statement on Form S-8 to register under the Securities Act 450,000 shares of Common Stock reserved for issuance under the Purchase Plan. Approximately 90 days after the closing of this offering, the Company intends to file a registration statement on Form S-8 to register 2,500,000 shares of Common Stock reserved for issuance under the Incentive Plan.

  Prior to this offering, there has been no market for the Common Stock. No predictions can be made with respect to the effect, if any, that public sales of shares of Common Stock or the availability of shares for sale in the public market will have on the market price of the Common Stock after this offering. Sales of substantial amounts of Common Stock in the public market following this offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through sales of its equity securities. See "Risk Factors-- Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of such Underwriters, for whom Volpe, Welty & Company and Punk, Ziegel & Knoell, L.P. (together, the "Representatives") are acting as representatives, has agreed severally to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below. The Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                                        NUMBER
   UNDERWRITER                                                         OF SHARES
   -----------                                                         ---------
   Volpe, Welty & Company.............................................
   Punk, Ziegel & Knoell, L.P.........................................











                                                                       ---------
     Total............................................................ 3,000,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession of not in excess of $       per share,
of which $       may be reallocated to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction will change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

  The Company has granted the Underwriters an option for 30 days after the date of this Prospectus to purchase, at the initial public offering price, less the underwriting discounts and commissions as set forth on the cover page of this Prospectus, up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the foregoing table, bears to 3,000,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 3,000,000 shares of Common Stock offered hereby.

  The Company, each of its directors and officers, and each of the holders of the outstanding shares of Common Stock have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for, or for any rights to purchase or acquire, shares of Common Stock for a period of 180 days following the date of this Prospectus, without the prior written consent of Volpe, Welty & Company, except for the grant or exercise of options pursuant to the Incentive Plan and the Purchase Plan, each as currently in effect. Volpe, Welty & Company, in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action. In recent offerings in which it has served as lead manager of underwriters, Volpe, Welty & Company has consented to early releases from lock-up agreements only in a limited number of instances, after considering all circumstances that it deemed to be relevant. Volpe, Welty & Company will, however, have complete discretion in determining whether to consent to early releases from the lock-up agreements delivered in connection with this offering, and no assurance can be given that it will not consent to the early release of all or a portion of the shares of Common Stock and options covered by such lock-up agreements.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which the Underwriters have discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors that will be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

  The Company and Dr. Sidney A. Goldblatt have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Klett Lieber Rooney & Schorling, a Professional Corporation, Pittsburgh, Pennsylvania. Stanley J. Lehman, the Secretary and a director of the Company, is a shareholder in Klett Lieber Rooney & Schorling. Certain legal matters relating to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Foley, Hoag & Eliot, Boston, Massachusetts.

                                    EXPERTS

  The Combined Financial Statements of the Company at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

  At a meeting on March 6, 1996, the Company's Board of Directors ratified management's decision to retain Ernst & Young LLP as the independent accountants for the Company and dismissed the Company's former auditors. The former auditors did not audit the financial statements included in this registration statement and as such, its report on the financial statements for the two years ended December 31, 1994 does not cover the financial statements of the Company included in this Prospectus. Such report did not contain an adverse opinion or disclaimer of an opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former auditors on any matter regarding accounting principles or practices, financial statement disclosures or auditing scope or procedures related to the financial statements which the former auditors reported on at the time of the change or with respect to the Company's financial statements which the former auditors reported on for fiscal years 1993 and 1994, which, if not resolved to the former auditors' satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its report. Prior to retaining Ernst & Young LLP, the Company had not consulted with Ernst & Young LLP regarding accounting principles.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder, covering the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance, reference is made to the exhibit for a more complete description of the matter involved, each such statement being qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission maintained at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  The Company intends to furnish its shareholders with annual reports containing financial statements audited by independent auditors.

                           GLOSSARY OF SELECTED TERMS

 ACCESS TOOLS................... A set of software tools specifically designed to facilitate the access of data.
 BEST-OF-FIT.................... A selection strategy by which an institution evaluates the value of a system according to
                                 how well it plays in the institutions's
                                 particular environment.
 BETA SITE...................... A site where production code is being tested prior to general release.
 BETA TEST...................... The activity of testing software at a beta site.
 CAPITATION..................... A fixed payment by an insurance company or other purchaser of health care services
                                 (usually an HMO) on a per member basis to a
                                 provider as compensation for providing
                                 services over a fixed period of time.
 CLINICAL DATABASE.............. The portion of a database composed of medical information.
 CLINICAL INFORMATION REPOSITORY
  OR CLINICAL REPOSITORY........ A repository in a healthcare institution which enables a longitudinal view of patient
                                 activity throughout an entire lifetime; both
                                 inpatient activity and outpatient activity.
 CLINICAL PATHWAYS.............. A standard treatment plan by diagnosis which enables the institution to track variance from
                                 standards.
 CLINICAL REPOSITORY SYSTEM..... The system which establishes the clinical information repository; typically a series of
                                 computer applications.
 COMPUTERIZED PATIENT
  RECORD OR CPR................. A single patient's clinical information repository.
 DATABASE....................... A collection of data organized especially for rapid search and retrieval (as by a computer
                                 system).
 DATABASE SCHEMA................ A structured framework or plan for storage of data within a database.
 DATA REPOSITORY................ A collection of data in a database usually with an associated viewing application
                                 commonly known as a "data browser."
 DATA STRUCTURE................. The architecture by which data is stored.
 DATA WAREHOUSE................. A collection of data in a database usually serving data up through a standard query
                                 language such as SQL.
 DECISION TOOLS................. A series of user-defined conditions for data which controls the application.
 DESIGN SPECIFICATIONS.......... The design assumptions which will govern the construction of a software product.
 DEPARTMENTAL CLINICAL SYSTEMS.. Clinical systems designed to address needs at the department level of a health care
                                 institution.
 EXPERT SYSTEM.................. A system intended to process and provide information normally obtained from medical or
                                 other experts.
 HEALTHCARE INFORMATION SYSTEM
  OR HCIS....................... An information system designed to facilitate processing and/or exchange of healthcare-
                                 related information.
 HL-7........................... The data messaging standard for exchange of healthcare information known as "Health Level
                                 Seven."
 HEALTH MAINTENANCE ORGANIZATION
  OR HMO........................ An organized health care system that is responsible for both the financing and
                                 delivery of a broad range of comprehensive
                                 health care services to an enrolled population
                                 for a prepaid, fixed fee.

 INTEGRATED DELIVERY NETWORK
  OR IDN....................... A group of organizations horizontally integrated to improve delivery of health care
                                services.
 INTEGRATION TOOLS............. Tools designed to facilitate the integration of multiple software applications.
 INTERFACE..................... Software constructed to facilitate data exchange between two or more systems.
 INTERFACE ENGINE.............. An application designed to enable multiple systems to exchange data.
 INTERFACE HUB................. Software which allows messages to be multi-cast to multiple targets; usually maintains routing
                                information for messages.
 INSTRUMENTS................... Medical devices used to perform laboratory tests and report the results of those tests.
 LABORATORY INFORMATION
  SYSTEM OR LIS................ An information system designed to facilitate the processing and/or communication of
                                laboratory information.
 LEGACY SYSTEM................. An institution's incumbent computer system.
 MASSACHUSETTS GENERAL HOSPITAL
  UTILITY MULTI-PROGRAM SYSTEM,
  M TECHNOLOGY OR MUMPS........ The computer language developed at
                                Massachusetts General Hospital in 1967 that is
                                characterized by shared-file capabilities and
                                powerful string primitives intended to handle
                                the textual data being processed in the
                                hospital environment.
 MANAGED CARE.................. A system of health care delivery that seeks to manage the cost, quality and access to health
                                care, often under a fixed reimbursement system.
 MANAGED CARE SYSTEM........... A system which supports the administrative, claims processing and claims adjudication
                                functions of a managed care organization.
 OPEN ARCHITECTURE............. A governing philosophy of software design which enables inter-operation of discrete systems to
                                achieve a common or cooperative goal.
 OPEN SYSTEM................... A software system built utilizing the open architecture paradigm of software construction.
 PRACTICE MANAGEMENT
  SYSTEM....................... Medical software designed to facilitate the operation of a physician's practice.
 RADIOLOGY INFORMATION
  SYSTEM....................... An information system designed to facilitate access and/or exchange of radiology
                                information.
 RELATIONAL DATABASE........... Scheme by which data can be organized into a series of tables which enables preservation of
                                relationships from table to table.
 RULES-BASED................... Software which executes processes according to predefined rules.
 USABILITY TESTING............. The act of gathering feedback about a software product prior to release by having it "test
                                driven" by a representative target user.
 USER-DEFINABLE................ Software system features which the user can customize to his or her preference.

                     INDEX TO COMBINED FINANCIAL STATEMENTS
                               ----------------

                                                                           PAGE
                                                                           ----
Report of Independent Auditors, Ernst & Young LLP........................  F-2
Combined Balance Sheets as of December 31, 1994 and 1995 and March 31,
 1996 (unaudited)........................................................  F-3
Combined Statements of Income for the years ended December 31, 1993, 1994 and 1995 and for the three-month periods ended March 31, 1995 and 1996
 (unaudited).............................................................  F-4
Combined Statements of Shareholders' Equity for the years ended December
 31, 1993, 1994 and 1995 and for the three-month period ended March 31,
 1996 (unaudited)........................................................  F-5
Combined Statements of Cash Flows for the years ended December 31, 1993,
 1994 and 1995 and the three-month periods ended March 31, 1995 and
 1996 (unaudited)........................................................  F-6
Notes to Combined Financial Statements...................................  F-7

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Sunquest Information Systems, Inc. and affiliates

  We have audited the accompanying combined balance sheets as of December 31, 1994 and 1995 of the companies listed in Note 1, and the related combined statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 1994 and 1995 of the companies listed in Note 1, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


Pittsburgh, Pennsylvania                                Ernst & Young LLP
February 12, 1996, except Notes 6 and 12, as to which the date is March 25, 1996

                       SUNQUEST INFORMATION SYSTEMS, INC.

                            COMBINED BALANCE SHEETS

                                         DECEMBER 31,
                                        ---------------   MARCH 31,   MARCH 31,
                                         1994    1995       1996        1996
                                        ------- -------  ----------- -----------
                                                         (UNAUDITED) (PRO FORMA)
                                                                     (UNAUDITED)
                                           (IN THOUSANDS, EXCEPT SHARE DATA)
                ASSETS
Current assets:
 Cash and cash equivalents............  $ 1,189 $   352    $   966     $   966
 Receivables, less allowance for
  doubtful accounts of $1,000 in 1994,
  $1,122 in 1995, and $1,272 at March
  31, 1996............................   13,635  17,054     17,720      17,720
 Other receivables....................      189     339        376         376
 Loans receivable and accrued interest
  from related party..................      948     537        689         689
 Inventory............................    2,106   1,625      2,141       2,141
 Prepaid expenses and other...........      721     833        883         883
 Deferred Tax Assets..................      --      --         --        1,003
                                        ------- -------    -------     -------
  Total current assets................   18,788  20,740     22,775      23,778
Property and equipment, net of
 accumulated depreciation.............    5,844   7,077      6,687       6,687
Capital leases from related party, net
 of accumulated amortization..........    6,472   5,680      5,482       5,482
Software development costs, net of
 accumulated amortization.............    5,699   6,777      7,043       7,043
Loans receivable from related party...    3,645   3,116      2,977       2,977
Other receivables.....................      --      454        442         442
Other assets..........................    1,620      30         35          35
                                        ------- -------    -------     -------
  Total assets........................  $42,068 $43,874    $45,441     $46,444
                                        ======= =======    =======     =======
 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable.....................  $ 3,612 $ 1,987    $ 2,583     $ 2,583
 Line of credit.......................      --    1,900      1,054       1,054
 Related party note payable...........      --      380        --          --
 Current portion of long-term debt....      300     200        --          --
 Obligations under capital leases from
  related party.......................      426     511        535         535
 Accrued compensation and related
  taxes...............................    2,878   2,846      3,553       3,553
 Accrued expenses.....................    1,544   1,194        899         899
 Deferred revenue.....................    4,950   7,759      8,413       8,413
 Dividend payable.....................      --      --         --       14,500
                                        ------- -------    -------     -------
  Total current liabilities...........   13,710  16,777     17,037      31,537
Long-term debt........................      200     --         --          --
Obligations under capital leases from
related party.........................    6,907   6,396      6,254       6,254
Dividend payable......................      --      --         --        2,300
Deferred income taxes.................      --      --         --        2,135
Commitments and contingencies
 (Note 8).............................      --      --         --          --
Shareholders' equity:
 Preferred stock, 15,000,000 shares
  authorized, no shares issued........      --      --         --          --
 Common stock, no par value,
  35,000,000 shares authorized,
  11,904,000 shares issued and
  outstanding.........................       57      57         57          74
 Common stock, par value 1(Pounds) per
  share, 10,000 shares authorized,
  3 shares issued and outstanding.....      --      --         --          --
 Total share capital, 3 shares
  outstanding, DM17,000 each..........      --       17         17         --
 Retained earnings....................   21,193  20,645     22,123       4,191
 Foreign currency translation
  adjustment..........................        1     (18)       (47)        (47)
                                        ------- -------    -------     -------
  Total shareholders' equity..........   21,251  20,701     22,150       4,218
                                        ------- -------    -------     -------
    Total liabilities and
     shareholders' equity.............  $42,068 $43,874    $45,441     $46,444
                                        ======= =======    =======     =======

                            See accompanying notes.

                       SUNQUEST INFORMATION SYSTEMS, INC.

                         COMBINED STATEMENTS OF INCOME

                                                          THREE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,           MARCH 31,
                             -------------------------  -----------------------
                              1993     1994     1995       1995        1996
                             -------  -------  -------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 System sales............... $43,142  $38,416  $32,262    $ 6,961     $ 8,557
 Support and service........  20,317   24,202   29,270      6,603       8,160
                             -------  -------  -------    -------     -------
  Total revenues............  63,459   62,618   61,532     13,564      16,717
                             -------  -------  -------    -------     -------
Operating expenses:
 Cost of system sales.......  21,820   16,711   14,085      3,694       3,652
 Client services............  16,349   17,116   17,764      4,464       4,669
 Research and development...   6,958    7,734    9,040      2,152       2,387
 Sales and marketing........   6,554    6,957    8,734      2,044       2,400
 General and
  administrative............   6,909    6,847    7,068      1,855       1,932
                             -------  -------  -------    -------     -------
  Total operating expenses..  58,590   55,365   56,691     14,209      15,040
                             -------  -------  -------    -------     -------
Operating income (loss).....   4,869    7,253    4,841       (645)      1,677
Other income (expense):
 Interest income............     163      317      408        126          90
 Interest expense...........    (881)  (1,288)  (1,465)      (365)       (387)
 Other......................     767       23       78          9         186
                             -------  -------  -------    -------     -------
Income (loss) before income
 taxes......................   4,918    6,305    3,862       (875)      1,566
State income tax provision
 (benefit)..................      76       91       73        (17)         31
                             -------  -------  -------    -------     -------
Net income (loss)........... $ 4,842  $ 6,214  $ 3,789    $  (858)    $ 1,535
                             =======  =======  =======    =======     =======
Pro forma data (unaudited):
 Pro forma income before
  income taxes..............                   $ 3,536                $ 1,491
 Pro forma income tax
  provision.................                     1,521                    641
                                               -------                -------
 Pro forma net income.......                   $ 2,015                $   850
                                               =======                =======
 Pro forma net income per
  common share..............                   $  0.16                $  0.07
                                               =======                =======
 Pro forma weighted average
  number of common shares
  outstanding...............                    12,888                 12,980
                                               =======                =======

                            See accompanying notes.

                       SUNQUEST INFORMATION SYSTEMS, INC.

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND THE THREE MONTH PERIOD ENDED
                           MARCH 31, 1996 (UNAUDITED)

                          COMMON STOCK   COMMON STOCK
                         --------------- --------------
                                                                                FOREIGN
                                                                               CURRENCY       TOTAL
                                                        TOTAL SHARE RETAINED  TRANSLATION SHAREHOLDERS'
                           SHARES   COST SHARES  COST     CAPITAL   EARNINGS  ADJUSTMENT     EQUITY
                         ---------- ---- ------- ------ ----------- --------  ----------- -------------
                                                (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 31,
 1992................... 11,904,000 $57     --   $  --     $--      $15,975      $--         $16,032
 S corporation
  distributions.........        --  --      --      --      --       (2,216)      --          (2,216)
 Net income.............        --  --      --      --      --        4,842       --           4,842
                         ---------- ---   -----  ------    ----     -------      ----        -------
Balance at December 31,
 1993................... 11,904,000  57     --      --      --       18,601       --          18,658
 S corporation
  distributions.........        --  --      --      --      --       (3,622)      --          (3,622)
 Issuance of Sunquest
  Europa Limited stock..        --  --        3     --      --          --        --             --
 Foreign currency
  translation
  adjustment............        --  --      --      --      --          --          1              1
 Net income.............        --  --      --      --      --        6,214       --           6,214
                         ---------- ---   -----  ------    ----     -------      ----        -------
Balance at December 31,
 1994                    11,904,000  57       3     --      --       21,193         1         21,251
 S corporation
  distributions.........        --  --      --      --      --       (2,877)      --          (2,877)
 Life insurance
  distribution..........        --  --      --      --      --       (1,460)      --          (1,460)
 Issuance of Sunquest
  Germany GmbH share
  capital...............        --  --      --      --       17         --        --              17
 Foreign currency
  translation
  adjustment............        --  --      --      --      --          --        (19)           (19)
 Net income.............        --  --      --      --      --        3,789       --           3,789
                         ---------- ---   -----  ------    ----     -------      ----        -------
Balance at December 31,
 1995................... 11,904,000  57       3     --       17      20,645       (18)        20,701
 S corporation
  distributions.........        --  --      --      --      --          (57)      --             (57)
 Foreign currency
  translation
  adjustment............        --  --      --      --      --          --        (29)           (29)
 Net income.............        --  --      --      --      --        1,535       --           1,535
                         ---------- ---   -----  ------    ----     -------      ----        -------
Balance at March 31,
 1996 (unaudited)....... 11,904,000 $57       3  $  --     $ 17     $22,123      $(47)       $22,150
                         ========== ===   =====  ======    ====     =======      ====        =======


                            See accompanying notes.

                       SUNQUEST INFORMATION SYSTEMS, INC.
                       COMBINED STATEMENTS OF CASH FLOWS

                                                       THREE MONTHS ENDED
                         YEAR ENDED DECEMBER 31,            MARCH 31,
                         -------------------------  -----------------------
                          1993     1994     1995       1995        1996
                         -------  -------  -------  ----------- -----------
                                                    (UNAUDITED) (UNAUDITED)
                                         (IN THOUSANDS)
Cash flows from
 operating activities:
 Net income (loss).....  $ 4,842  $ 6,214  $ 3,789    ($ 858)     $1,535
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities:
  Depreciation and
   amortization........    4,059    4,298    4,339     1,070       1,265
  Loss (gain) on
   disposition of
   equipment...........      --        96       (1)      --          --
  Bad debt expense.....      112      374      495        70         150
  Deferred revenue.....     (201)      31    2,809       808         654
  Deferred income
   taxes...............                                  --          --
  Increase in cash
   surrender value of
   life insurance......     (222)    (212)    (194)      (47)        --
 Changes in operating
  assets and
  liabilities:
  Receivables..........   (4,364)   1,645   (3,914)    2,975        (816)
  Inventory............    1,519   (1,004)     481      (506)       (516)
  Prepaid expenses and
   other...............     (412)     (83)    (112)       22         (50)
  Other assets.........     (251)      (4)    (280)     (124)        (30)
  Accounts payable.....      502      (67)  (1,625)      (97)        596
  Accrued compensation
   and related taxes...      437      115      (32)      482         707
  Other accrued
   expenses............      510       37     (350)     (299)       (295)
                         -------  -------  -------    ------      ------
   Net cash provided by
    operating
    activities.........    6,531   11,440    5,405     3,496       3,200
                         -------  -------  -------    ------      ------
Cash flows from
 investing activities:
 Repayment (issuance)
  of notes receivable
  to related party.....      109   (3,214)     940      (111)       (393)
 Purchase of property
  and equipment........   (1,256)  (2,398)  (2,671)     (815)       (146)
 Proceeds on disposal
  of property and
  equipment............
 Capitalized software
  development costs....   (1,927)  (1,993)  (2,806)     (668)       (797)
                         -------  -------  -------    ------      ------
   Net cash used in
    investing
    activities.........   (3,074)  (7,605)  (4,537)   (1,594)     (1,336)
                         -------  -------  -------    ------      ------
Cash flows from
 financing activities:
 Proceeds on
  borrowings...........
 Net borrowings on line
  of credit............      --       --     1,900       --         (846)
 Principal payments on
  debt.................     (492)    (360)    (300)      (75)       (200)
 Principal payments on
  capitalized leases
  from related party...     (232)    (390)    (426)     (100)       (118)
 Proceeds from issuance
  of stock.............      --       --        17        (6)          0
 S corporation
  distributions........   (2,216)  (3,622)  (2,877)      (87)        (57)
 Purchase of treasury
  stock................      --       --       --        --          --
                         -------  -------  -------    ------      ------
   Net cash used in
    financing
    activities.........   (2,940)  (4,372)  (1,686)     (268)     (1,221)
                         -------  -------  -------    ------      ------
Foreign currency
 translation
 adjustment............      --         1      (19)       (1)        (29)
                         -------  -------  -------    ------      ------
   Net increase
    (decrease) in cash
    and cash
    equivalents........      517     (536)    (837)    1,633         614
Cash and cash
 equivalents at
 beginning of year.....    1,208    1,725    1,189     1,189         352
                         -------  -------  -------    ------      ------
Cash and cash
 equivalents at end of
 year..................  $ 1,725  $ 1,189  $   352    $2,822      $  966
                         =======  =======  =======    ======      ======
Supplemental disclosure
 of cash flow
 information:
 Cash paid (received)
  for income taxes.....  $    38  $    (7) $    12    $  --       $  --
                         =======  =======  =======    ======      ======
 Cash paid for
  interest.............  $    58  $   122  $    82    $   12      $   36
                         =======  =======  =======    ======      ======
Supplemental disclosure
 of non cash investing
 and financing
 activities:
 Capital lease from
  related party........  $   --   $ 3,117  $   --     $  --       $  --
                         =======  =======  =======    ======      ======
 Distribution of cash
  surrender value of
  insurance............  $   --   $   --   $ 1,460    $  --       $  --
                         =======  =======  =======    ======      ======
 Debt related to
  acquisition of
  facility.............  $   --   $   --   $   380    $  --       $  --
                         =======  =======  =======    ======      ======
 Disposal of property
  and equipment........  $ 1,117  $   --   $ 4,420    $  --       $  --
                         =======  =======  =======    ======      ======

                            See accompanying notes.

                      SUNQUEST INFORMATION SYSTEMS, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995
1. SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Sunquest Information Systems, Inc. (the Company) designs, develops, markets, installs and supports health care information systems for large and mid-sized hospitals, clinics and other health care facilities in the United States, Canada, and the United Kingdom. Total revenues are derived from the licensing of software, the provision of value added services and the sale of related hardware.

 Basis of Combination

  The combined financial statements include the accounts of the Company, Sunquest Europa Limited (Sunquest Europa) and Sunquest Germany GmbH (Sunquest Germany). The financial statements are combined as a result of common ownership, management and business. All transactions between the Company and each of Sunquest Europa and Sunquest Germany have been eliminated in preparation of the combined financial statements. All amounts presented for the three months ended March 31, 1995 and 1996 are unaudited but in the opinion of management include all adjustments necessary for a fair presentation in accordance with generally accepted accounting principles and Securities and Exchange Commission rules for interim presentations of financial information. The results of these interim periods are not necessarily indicative of the results of the related annual periods.

 Use of Estimates

  The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  Revenues for the proprietary software, training and installation portion of system sales are recognized using a percentage of completion method based on the achievement of specified milestones in accordance with Statement of Position No. 91-1, "Software Revenue Recognition." Anticipated losses are recorded in the earliest period in which such losses become evident.

  Revenues for the hardware portion of system sales are recognized upon shipment. Support and maintenance fees are recognized ratably over the contract period as the related costs are incurred. Revenues for other services are recognized as the services are rendered.

  Customer payment terms vary and are typically different from the revenues recognized. Revenues recognized in advance of billings are classified with current assets as unbilled receivables and are included in the balance sheet as receivables. Billings recognized in advance of revenues are classified with current liabilities as deferred revenue.

 Software Development Costs

  Software development costs incurred internally are expensed as research and development until the technological feasibility of the newly designed product is established. Thereafter, all software development costs are capitalized until the product is ready for general release to the public. Capitalized software development costs are stated at the lower of unamortized cost or net realizable value. Net realizable value relating to a particular software product is assessed based on anticipated gross margins applicable to sales of the product in future periods. Amortization of capitalized software development costs begins when the related product is available for

                      SUNQUEST INFORMATION SYSTEMS, INC.

general release to clients and is provided for each product based on the greater of the relationship of current year revenues of the product to anticipated total revenues or the straight-line amortization of such costs over a five-year period. Historically, the straight-line approach has produced the greater amortization amount.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

 Inventory

  Inventory consists primarily of computer hardware held for resale and is recorded at the lower of cost (first-in, first-out) or market.

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation is provided principally on the straight-line basis over estimated useful lives of five years for equipment and software and seven years for furniture and fixtures. Leasehold improvements are depreciated over the estimated useful life of the asset or the term of the lease, whichever is less.

 Income Taxes

  For federal and certain state income tax purposes, the Company elected on January 1, 1990 to be taxed under Subchapter S of the Internal Revenue Code and is treated as an S corporation in most of the states where business is conducted. As an S corporation, the Company's shareholders are responsible for any federal and state income taxes resulting from the Company's taxable income. Current state income taxes have been provided for the states which tax the Company as a C corporation.

 Impact of Recently Issued Accounting Standards

  During the first quarter of 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of this Statement did not have a material effect on the Company's financial position or results of operations.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from non-employees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company is permitted to account for its stock incentive and stock purchase plans under previously issued accounting standards. The Company does not expect to adopt the new accounting standard; consequently, SFAS No. 123 will not have an impact on the Company's results of operations.

2. UNAUDITED PRO FORMA INFORMATION

 Pro Forma Amounts

  The accompanying financial statements and related pro forma amounts have been prepared in contemplation of an initial public offering of 3,000,000 shares (3,450,000 assuming the exercise of the underwriters' over-allotment option) of the Company's Common Stock. In conjunction with this offering, the following will occur:

  All of the outstanding stock of Sunquest Europa and Sunquest Germany will be transferred to the Company as a capital contribution. These entities will be consolidated with the Company prospectively for reporting purposes.

                      SUNQUEST INFORMATION SYSTEMS, INC.

  A dividend equal to the Company's undistributed S corporation taxable earnings through December 31, 1995, estimated to be $14,500,000, was declared in April 1996 and will be paid to shareholders of record as of April 30, 1996 from the proceeds of the offering. A second dividend was declared in April 1996, also payable to shareholders of record as of April 30, 1996, in an amount equal to the Company's undistributed S corporation taxable earnings from January 1, 1996 up to the effective date of this prospectus, estimated to be $2,300,000.

  A portion of the first S corporation distribution will be contributed by shareholders to the capital of Any Travel and will be used by Any Travel to repay certain indebtedness of Any Travel to the Company ($3,653,000 and $3,666,000 at December 31, 1995 and March 31, 1996, respectively. See Note 9).

  The Company's tax status will change from an S corporation to a taxable C corporation.

 Pro Forma Net Income

  The unaudited pro forma net income for the year ended December 31, 1995 and the three months ended March 31, 1996 recognizes the elimination of interest income of $326,000 and $75,000, respectively, as a result of the assumed repayment of the related party notes receivable as of January 1, 1995 and 1996, respectively, and income tax expense estimated at 43% of pro forma income before taxes. The recognition of a deferred tax liability will be affected by a charge against operations in the reporting period in which the Company's S corporation status is terminated. This net deferred tax liability amount is estimated to be $1,132,000 at March 31, 1996.

 Pro Forma Net Income Per Common Share

  The pro forma net income per common share presented in the accompanying statements of income has been computed giving effect to the assumed issuance, as of the beginning of the pro forma periods presented, of the number of shares of Common Stock necessary to replace the equity distributed as a result of the first distribution of $14,500,000.

3. RECEIVABLES

  Receivables consist of the following:

                                                    DECEMBER 31,      MARCH 31,
                                                   ----------------     1996
                                                    1994     1995    (UNAUDITED)
                                                   -------  -------  -----------
                                                         (IN THOUSANDS)
Billed receivables................................ $14,066  $13,005    $16,207
Unbilled receivables..............................     569    5,171      2,785
                                                   -------  -------    -------
                                                    14,635   18,176     18,992
Allowance for doubtful accounts...................  (1,000)  (1,122)    (1,272)
                                                   -------  -------    -------
Total receivables................................. $13,635  $17,054    $17,720
                                                   =======  =======    =======

  Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms.

  Substantially all receivables are derived from sales and related support and maintenance of the Company's clinical information systems to health care providers located throughout the United States and in certain foreign countries. Included in receivables at December 31, 1994 and 1995 and March 31, 1996 are amounts due from foreign health care providers of approximately $494,000, $951,000 and $936,000, respectively. Combined total revenues included foreign sales revenues of $1,053,000 and $1,526,000 for the years ended December 31, 1994 and 1995, respectively, and $267,000 and $400,000 for the three months ended March 31, 1995 and 1996, respectively.

                      SUNQUEST INFORMATION SYSTEMS, INC.

  The provision for bad debt expense recognized in 1993, 1994, and 1995 was $112,000, $374,000 and $495,000 respectively. During 1993, 1994 and 1995,
$38,000, $226,000 and $373,000, respectively, of receivables were charged against the allowance.

4. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                      DECEMBER 31,    MARCH 31,
                                                     ---------------    1996
                                                      1994    1995   (UNAUDITED)
                                                     ------- ------- -----------
                                                           (IN THOUSANDS)
Building............................................ $   --  $   342   $   342
Land................................................     --       38        38
Computers and software..............................   8,725   7,409     7,552
Furniture and fixtures..............................   1,494   1,236     1,236
Leasehold improvements..............................   2,152   2,678     2,681
Other equipment and vehicles........................   1,543     842       842
                                                     ------- -------   -------
                                                      13,914  12,545    12,691
Accumulated depreciation............................   8,070   5,468     6,004
                                                     ------- -------   -------
Total property and equipment, net................... $ 5,844 $ 7,077   $ 6,687
                                                     ======= =======   =======

  Depreciation expense for the years ended December 31, 1993, 1994 and 1995 was approximately $1,976,000, $1,847,000 and $1,819,000, respectively.
Depreciation expense for the three months ended March 31, 1995 and 1996 was approximately $440,000 and $536,000, respectively.

5. CAPITALIZED SOFTWARE DEVELOPMENT COSTS

  During the years ended December 31, 1993, 1994 and 1995, the Company capitalized $1,927,000, $1,993,000 and $2,806,000, respectively, of total software development costs of $8,885,000, $9,727,000 and $11,846,000, respectively. For the three months ended March 31, 1995 and 1996, the Company capitalized $668,000 and $797,000, respectively, of total software development costs of $2,820,000 and $3,184,000, respectively. Amortization expense related to capitalized software development costs for the years ended December 31, 1993, 1994, and 1995 was $1,603,000, $1,762,000 and $1,728,000, respectively, and accumulated amortization was $4,931,000, $6,693,000 and $8,421,000, respectively. Amortization expense related to capitalized software development costs for the three months ended March 31, 1995 and 1996 was $432,000 and $531,000, respectively, and accumulated amortization was $7,125,000 and $8,952,000, respectively.

6. LINE OF CREDIT AND DEBT

 Line of Credit

  The Company had a line of credit that provided working capital up to $5,000,000 based upon specified amounts of eligible accounts receivable. The line of credit required interest at an annual rate of prime plus 0.75%. At December 31, 1994 and 1995, these interest rates were 8.5% and 9.25%, respectively. Amounts borrowed under the line of credit are secured by all of the Company's assets. At December 31, 1995, the Company had $1,900,000 ($0 at December 31, 1994) outstanding under the line of credit and had $3,100,000 available to borrow.

  On March 8, 1996, the Company entered into a $10,000,000 line of credit agreement with the Bank of America Arizona. A portion of the line of credit was used to refinance the existing line of credit and current portion of long-term debt. Unless the Company elects one of the optional interest rates (the "Optional Rates"), the interest rate is the reference rate as announced from time to time by Bank of America National Trust and

                      SUNQUEST INFORMATION SYSTEMS, INC.

Savings Association (the "Bank of America Rate"). At March 8, 1996, the Optional Rates and the Bank of America Rate ranged from 6.43% to 8.25%. All outstanding principal and interest under the line of credit are due September 30, 1996 except for any amounts under the line of credit outstanding under financing standby letters of credit which have a maximum maturity of 365 days. Amounts borrowed under the line of credit are secured by all of the Company's assets. The amount of letters of credit outstanding at any one time may not exceed $1,000,000.

  The new line of credit contains requirements as to minimum levels of working capital, net worth and cash flow and places certain restrictions on new debt, acquisitions, capital expenditures and loans to related parties. The agreement prohibits the payment of any capital distributions or dividends other than certain S corporation distributions in connection with an initial public offering.

  At March 31, 1996, the Company had $1,054,000 outstanding under the new line of credit and had $8,946,000 available to borrow. The interest rate associated with the amounts outstanding at March 31, 1996 was 8.25%.


 Debt

  Long-term debt represents various term loans bearing interest at a certain financial institution's prime commercial rate plus 0.75% in 1994 and 1995, secured by all assets of the Company. The amounts outstanding on the debt payable at December 31, 1994 and 1995 were $500,000 and $200,000, respectively. The remaining balance at December 31, 1995 was repaid on March 13, 1996.

  The carrying amounts of the Company's borrowings approximate fair value. The fair values of the Company's borrowings (see Note 11) are estimated using discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar types of debt arrangements.

7. LEASES

  The Company leases two buildings from Any Travel, Inc. (Any Travel), an affiliated entity, under capital leases. The affiliation is through the common ownership of the Company and Any Travel. The Company also leases certain buildings and equipment from third parties under noncancelable lease arrangements that may be adjusted for increases in maintenance and insurance costs and the consumer price index. These capital and operating leases expire in various years through July 1998 and may be renewed for periods ranging from one to five years.

  Amortization of leased assets is included in depreciation and amortization expense.

  Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1995:

                                                             CAPITAL OPERATING
                                                             LEASES   LEASES
                                                             ------- ---------
                                                              (IN THOUSANDS)
1996........................................................ $ 1,809   $288
1997........................................................   1,809    269
1998........................................................   1,809    164
1999........................................................   1,809    --
2000........................................................   1,809    --
Thereafter..................................................   4,076    --
                                                             -------   ----
Total minimum lease payments................................  13,121   $721
                                                                       ====
Amounts representing interest...............................   6,214
                                                             -------
Present value of net minimum lease payments (including
 current portion of $511,000)............................... $ 6,907
                                                             =======

                      SUNQUEST INFORMATION SYSTEMS, INC.

  At December 31, 1995 and March 31, 1996, aggregate future minimum rental payments to be received under noncancelable subleases were approximately $484,000 and $429,000, respectively.

  Rental expense for the years ended December 31, 1993, 1994 and 1995 was approximately $222,000, $248,000 and $318,000, respectively. Rental expense for the three months ended March 31, 1995 and 1996 was approximately $62,000 and $91,000, respectively.

8. COMMITMENTS AND CONTINGENCIES

  Any Travel had approximately $3,292,000 of mortgage term debt outstanding to a third party at December 31, 1995 ($3,280,000 at March 31, 1996). The Company has guaranteed the payment of all principal and interest under the mortgage. The Continuing Guarantee prohibits the payment of any dividends other than certain S corporation distributions in connection with an initial public offering. Payments are due in monthly installments through July 1, 1997, at which time Any Travel may extend the final maturity to July 1, 2002. Any Travel's obligation is secured by land and a building with a net book value of approximately $4,610,000 at December 31, 1995.

  The Company has granted liens on all of its assets to a vendor to secure amounts due for purchases of hardware and other equipment.

9. RELATED PARTY TRANSACTIONS

  The Company had the following notes receivable from Any Travel at December 31, 1994 and 1995:

                                                                     MARCH 31,
                                                                       1996
                                                       1994   1995  (UNAUDITED)
                                                      ------ ------ -----------
                                                           (IN THOUSANDS)
Note receivable, due in monthly installments of
 $49,012 including
 interest at 8.5% through May 2001................... $3,117 $2,515   $2,484
Note receivable, due in monthly installments of
 $18,743 including
 interest at 8.0% through July 2002..................  1,259  1,130    1,119
                                                      ------ ------   ------
Total................................................  4,376  3,645    3,603
Less amount due in one year..........................    731    529      626
                                                      ------ ------   ------
Long-term portion.................................... $3,645 $3,116   $2,977
                                                      ====== ======   ======

  The current portion of notes receivable from related parties included approximately $217,000 and $8,000 of accrued interest at December 31, 1994 and 1995, respectively. At March 31, 1996, the current portion of notes receivable from related parties included approximately $63,000 of accrued interest. In connection with the proposed initial public offering, these notes will be repaid (see Note 2).

  During 1993, 1994 and 1995, the Company received management fees from an affiliate of $120,000, $140,000 and $240,000, respectively. During each of the three-month periods ended March 31, 1995 and 1996, the Company received management fees from an affiliate of $60,000.

  On September 1, 1995, the Company purchased land and a building from an affiliate for $380,000. The purchase was financed through the issuance of a 7.0% demand note payable to the affiliate. This note was paid subsequent to year end.

  The fair market values of these financial instruments (see Note 11) were estimated using discounted cash flow analysis at current market interest rates for such assets.

                      SUNQUEST INFORMATION SYSTEMS, INC.

10. PROFIT SHARING PLAN

  The Company has a Profit Sharing Plan covering substantially all of its employees. Employees who have both attained the age 21 and completed 1,000 or more hours of service in a twelve-month computation period are eligible to participate. Under provisions of the plan, each participant may contribute up to 12% of their eligible compensation to the plan and the Company can make discretionary contributions to the plan. The Company incurred expenses of approximately $569,000, $631,000 and $337,000 for the years ended December 31, 1993, 1994 and 1995, respectively, related to this plan. For the three months ended March 31, 1995 and 1996, the Company incurred expenses of approximately $84,000 and $144,000, respectively, related to this plan.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts and fair values of the Company's financial instruments at December 31, 1994 and 1995 were as follows:

                                             1994             1995
                                       ---------------- ----------------
                                       CARRYING  FAIR   CARRYING  FAIR
                                        AMOUNT   VALUE   AMOUNT   VALUE
                                       -------- ------- -------- -------
                                                    (IN THOUSANDS)
Cash and cash equivalents............. $ 1,189  $ 1,189 $   352  $   352
Accounts receivable...................  13,635   13,635  17,054   17,054
Notes receivable......................   4,376    4,146   3,645    3,592
Accounts payable......................   3,612    3,612   1,987    1,987
Line of credit........................     --       --    1,900    1,900
Term debt.............................     500      500     200      200
Related party debt....................     --       --      380      380

12. SHAREHOLDERS' EQUITY

  On March 25, 1996, the Board of Directors amended the Articles of Incorporation of the Company to change the Class A Common Stock (10,000,000 shares authorized) and Class B Common Stock (5,000,000 shares authorized) into a single class of Common Stock with 35,000,000 shares authorized. The amendment also authorizes 15,000,000 shares of Preferred Stock. The issued and outstanding shares at December 31, 1994 and 1995 have been adjusted to reflect these changes.

  On March 25, 1996, the Board of Directors approved a 1780.3836-for-1 split of the Common Stock. All share amounts have been retroactively adjusted to reflect this split.

==============================================================================

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DE-LIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUM-STANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS COR-RECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   5
The Company................................................................  13
Use of Proceeds............................................................  13
S Corporation Distributions and
 Termination of S Corporation Status.......................................  14
Dividend Policy............................................................  14
Capitalization.............................................................  15
Dilution...................................................................  16
Selected Combined Financial Data...........................................  17
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.................................................  18
Business...................................................................  26
Management.................................................................  39
Certain Transactions.......................................................  46
Principal Shareholders.....................................................  48
Description of Capital Stock...............................................  49
Shares Eligible for Future Sale............................................  52
Underwriting...............................................................  53
Legal Matters..............................................................  55
Experts....................................................................  55
Change in Independent Accountants..........................................  55
Additional Information.....................................................  55
Glossary of Selected Terms.................................................  56
Index to Combined Financial Statements..................................... F-1

                                 ------------

 UNTIL        , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACT-ING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

==============================================================================

==============================================================================

                               3,000,000 SHARES

                 [LOGO OF SUNQUEST INFORMATION SYSTEMS, INC.]

                                 COMMON STOCK

                                 ------------
                                  PROSPECTUS
                                      , 1996
                                 ------------

                            VOLPE, WELTY & COMPANY
                             PUNK, ZIEGEL & KNOELL


==============================================================================

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the issuance and sale of the Common Stock being registered:

      SEC registration fee.......................................... $   17,845
      NASD filing fee...............................................      5,675
      Nasdaq National Market listing fee............................     50,000
      Printing expenses.............................................    175,000
      Blue Sky fees and expenses....................................     20,000
      Legal fees and expenses.......................................    250,000
      Accounting fees and expenses..................................    300,000
      Transfer agent and registrar fees and expenses................      4,200
      Director and officer liability insurance premium..............    175,000
      Miscellaneous expenses........................................      2,280
                                                                     ----------
          Total..................................................... $1,000,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  As permitted by the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Company provide that a director shall not be personally liable, in such capacity, for monetary damages for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of a director under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation of liability does not apply to the responsibility or liability of a director pursuant to any criminal statute or to the liability of a director for the payment of taxes pursuant to local, state or federal laws.

  The By-Laws of the Company also provide that every person who is or was a director or officer of the Company, or who is identified by the Corporation as an indemnified representative, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities incurred, in connection with any proceeding in which he or she may be involved by reason of the fact that he or she is or was serving in an indemnified capacity. This indemnification does not apply where the conduct giving rise to the claim is finally determined by a court or in arbitration to have constituted willful misconduct or recklessness, or to have involved the receipt from the Company of a personal benefit to which the officer or director was not entitled, or where such indemnification has been determined in a final adjudication to be unlawful. The Company may create a fund, trust or other arrangement, or maintain insurance, to secure the indemnification. In addition, the Company is required to pay the expenses of defending the claim in advance of final adjudication upon the receipt of an undertaking by the officer or director to repay such advanced amounts if it is ultimately determined that the officer or director is not entitled to be indemnified.

  The Board of Directors has adopted a resolution under which the Company is required to indemnify the current shareholders of the Company, to the full extent permitted by Pennsylvania law, against any liability they may incur under the Underwriting Agreement or arising from this offering.

  Under Section 9 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances to indemnify directors and officers of the Company against certain liabilities including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement filed as Exhibit 1A hereto.

  The Company has obtained liability insurance with a policy limit of $5 million that insures directors, officers and certain shareholders of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The registrant has not sold any securities within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are filed herewith as part of this amendment:

    1A   Form of Underwriting Agreement.*

    3A   Amended and Restated Articles of Incorporation of the registrant.*
    3B   Amended and Restated Bylaws of the registrant.*
    4A   Specimen Common Stock Certificate.*
    5A   Opinion of Counsel.*

    10A Sunquest Information Systems, Inc. Profit Sharing Plan, as amended December 28, 1994, together with Sunquest Information Systems,
         Inc. Profit Sharing Trust Agreement.*
    10B Lease Agreement dated as of September 17, 1991 between the registrant, as lessee, and Any Travel, Inc., as lessor, with respect to the premises located at 4801 East Broadway Boulevard, Tucson, Arizona.*
    10C Promissory Note dated as of June 15, 1992 from Any Travel, Inc. to the registrant.*
    10D Continuing Guaranty Agreement dated June 4, 1992, as amended March 15, 1996, of the registrant to Bank of America Arizona, together with related Promissory Note dated June 4, 1992 from Any Travel, Inc. to Bank of America Arizona.*
    10E Triple Net Lease Agreement dated as of May 2, 1994 between the registrant, as lessee, and Any Travel, Inc., as lessor, with respect to the premises located at 1121-1161 North El Dorado Place in Tucson, Arizona.*
    10F Promissory Note dated as of May 2, 1994 from Any Travel, Inc. to the registrant.*
    10G Employment Agreement dated May 6, 1994 between Reid Scott Holbrook and the registrant.*
    10H Employment Agreement dated July 24, 1994 between Richard A. Wesson and the registrant.*
    10I Sunquest Information Systems, Inc. Stock Incentive Plan of 1996.* 10J Sunquest Information Systems, Inc. Employee Stock Purchase Plan.* 10K Business Loan Agreement dated as of March 8, 1996, as amended
         March 11, 1996, among the registrant, Sunquest Europa Limited and Bank of America Arizona, and related Security Agreements.*

    10L Management Services Agreement dated as of March 28, 1996 between the registrant and LabFUSION, Inc.*
    10M Trademark License Agreement dated as of April 1, 1993 between the registrant, as licensor, and LabFUSION, Inc., as licensee.*
    10N Tax Indemnification Agreement dated as of April 30, 1996 between the registrant and its shareholders of record as of April 30, 1996.*
    10O Agreement dated as of September 23, 1994 between the registrant and IDX Systems Corporation.
    10P Employment Agreement effective May 26, 1996 between Nina M. Dmetruk and the registrant.
    11A  Computation of Per Share Earnings*
    16A  Change in Independent Auditors Letter, dated May 9, 1996.*

    21A  Subsidiaries of the registrant.*
    23A  Consent of Counsel (included in Exhibit 5A).*
    23B  Consent of Independent Auditors dated March 25, 1996.*
    23C  Consent of Independent Auditors dated May 9, 1996.*
    23D  Consent of Independent Auditors dated May 24, 1996.

    24A Power of Attorney (included on page II-4 of the initial registration statement).*

    27A Financial Data Schedules for the year ended December 31, 1995 and three months ended March 31, 1996.*

- --------
 *Previously filed.


ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in
Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

  (1) to provide to the Underwriters at the closing specified in the Underwriting Agreement stock certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser;

  (2) that for purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

  (3) that for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on May 24, 1996.

                                          SUNQUEST INFORMATION SYSTEMS, INC.

                                          By:  /s/ Sidney A. Goldblatt
                                              -----------------------------
                                              Sidney A. Goldblatt,
                                              President


  Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                           TITLE                       DATE
      ---------                           -----                       ----


 /s/ Sidney A. Goldblatt    President and Chief Executive Officer   May 24, 1996
- -------------------------   (Principal Executive Officer)
Sidney A. Goldblatt         and Director


            *               Executive Vice President and            May 24, 1996
- -------------------------   Chief Financial Officer
Nina M. Dmetruk             (Principal Financial and
                            Accounting Officer) and Director


            *               Director                                May 24, 1996
- -------------------------
Stanley J. Lehman


            *               Director                                May 24, 1996
- -------------------------
Bradley L. Goldblatt


*By: /s/ Sidney A. Goldblatt
    -------------------------
    Sidney A. Goldblatt
    Attorney-in-Fact

                                                  REGISTRATION NO. 333-2790

                       SUNQUEST INFORMATION SYSTEMS, INC.

                          AMENDMENT NO. 2 TO THE
                       REGISTRATION STATEMENT ON FORM S-1
                                 ------------

                                 EXHIBIT INDEX

 NUMBER                              DOCUMENT
 ------                              --------
 1A     Form of Underwriting Agreement.*
 3A     Amended and Restated Articles of Incorporation of the
        registrant.*
 3B     Amended and Restated Bylaws of the registrant.*
 4A     Specimen Common Stock Certificate.*
 5A     Opinion of Counsel.*
 10A    Sunquest Information Systems, Inc. Profit Sharing Plan, as
        amended December 28, 1994, together with Sunquest Information
        Systems, Inc. Profit Sharing Trust Agreement.*
 10B    Lease Agreement dated as of September 17, 1991 between the registrant, as lessee, and Any Travel, Inc., as lessor, with respect to the premises located at 4801 East Broadway Boulevard,
        Tucson, Arizona.*
 10C    Promissory Note dated as of June 15, 1992 from Any Travel, Inc.
        to the registrant.*
 10D    Continuing Guaranty Agreement dated June 4, 1992, as amended
        March 15, 1996, of the registrant to Bank of America Arizona, together with related Promissory Note dated
        June 4, 1992 from Any Travel, Inc. to Bank of America Arizona.*
 10E    Triple Net Lease Agreement dated as of May 2, 1994 between the registrant, as lessee, and Any Travel, Inc., as lessor, with respect to the premises located at 1121-1161 North El Dorado
        Place in Tucson, Arizona.*
 10F    Promissory Note dated as of May 2, 1994 from Any Travel, Inc. to the registrant.*
 10G    Employment Agreement dated May 6, 1994 between Reid Scott
        Holbrook and the registrant.*
 10H    Employment Agreement dated July 24, 1994 between Richard A.
        Wesson and the registrant.*
 10I    Sunquest Information Systems, Inc. Stock Incentive Plan of 1996.*
 10J    Sunquest Information Systems, Inc. Employee Stock Purchase Plan.*
 10K    Business Loan Agreement dated as of March 8, 1996, as amended
        March 11, 1996, among the registrant, Sunquest Europa Limited and
        Bank of America Arizona, and related Security Agreements.*
 10L    Management Services Agreement dated as of March 28, 1996 between the registrant and LabFUSION, Inc.*
 10M    Trademark License Agreement dated as of April 1, 1993 between the registrant, as licensor, and LabFUSION, Inc., as licensee.*
 10N    Tax Indemnification Agreement dated as of April 30, 1996 between the registrant and its shareholders of record as of April 30,
        1996.*
 10O    Agreement dated as of September 23, 1994 between the registrant and IDX Systems Corporation.
 10P    Employment Agreement effective May 26, 1996 between Nina M.
        Dmetruk and the registrant.
 11A    Computation of Per Share Earnings*
 16A    Change in Independent Auditors Letter, dated May 9, 1996.*
 21A    Subsidiaries of the registrant.*

 NUMBER                              DOCUMENT
 ------                              --------
 23A    Consent of Counsel (included in Exhibit 5A).*
 23B    Consent of Independent Auditors dated March 25, 1996.*
 23C    Consent of Independent Auditors dated May 9, 1996.*
 23D    Consent of Independent Auditors dated May 24, 1996.
 24A    Power of Attorney (included on page II-4 of the initial
        registration statement).*
 27A    Financial Data Schedules for the year ended December 31, 1995 and three months ended March 31, 1996.*

- --------
* To be supplied by amendment.